      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 7, 1998

                                                      REGISTRATION NO. 333-50867
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                AMENDMENT NO. 3

                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                              FLORIDA BANKS, INC.
             (Exact name of registrant as specified in its charter)

              FLORIDA                                 6712                               58-2364573
  (State or other jurisdiction of         (Primary Standard Industrial                 (IRS Employer
   incorporation or organization)         Classification Code Number)              Identification Number)

                           4110 SOUTHPOINT BOULEVARD
                        SUITE 212, SOUTHPOINT SQUARE II
                        JACKSONVILLE, FLORIDA 32216-0925
                                 (904) 296-2329
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                             CHARLES E. HUGHES, JR.
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                              FLORIDA BANKS, INC.
                           4110 SOUTHPOINT BOULEVARD
                        SUITE 212, SOUTHPOINT SQUARE II
                        JACKSONVILLE, FLORIDA 32216-0925
                                 (904) 296-2329
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   COPIES TO:

             TERRY FERRARO SCHWARTZ, ESQ.                             FRANK M. CONNER, III, ESQ.
            SMITH, GAMBRELL & RUSSELL, LLP                                ALSTON & BIRD LLP
               PROMENADE II, SUITE 3100                                  ONE ATLANTIC CENTER
             1230 PEACHTREE STREET, N.E.                              1201 WEST PEACHTREE STREET
             ATLANTA, GEORGIA 30309-3592                             ATLANTA, GEORGIA 30309-3424
                    (404) 815-3731                                          (404) 881-7992
                 (404) 685-7031 (FAX)                                    (404) 881-7777 (FAX)

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                             ---------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                   SUBJECT TO COMPLETION, DATED JULY 7, 1998


PROSPECTUS

                                4,000,000 SHARES

                           (FLORIDA BANKS, INC. LOGO)
                                  COMMON STOCK
     All of the 4,000,000 shares of Common Stock, $.01 par value per share ("Common Stock"), offered hereby are being sold by Florida Banks, Inc., a Florida corporation (the "Company"). Prior to the offering (the "Offering"), there has been no public market for the Common Stock. It is currently estimated that the initial public offering price will be between $10.00 and $12.00 per share. See "Underwriting" for information relating to the determination of the initial public offering price. The Common Stock has been approved for listing on The Nasdaq National Market under the trading symbol "FLBK." Of the 4,000,000
shares offered hereby, up to           will be purchased by an underwriter that
is a foreign broker-dealer for sales outside of the United States. See "Underwriting."

     SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DISCUSSION OF CERTAIN INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

   THE SECURITIES OFFERED HEREBY ARE NOT DEPOSITS, SAVINGS ACCOUNTS OR OTHER OBLIGATIONS OF A DEPOSITORY INSTITUTION AND ARE NOT INSURED BY THE FEDERAL
       DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY OR
                                INSTRUMENTALITY.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
                                                                  UNDERWRITING
                                            PRICE TO             DISCOUNTS AND            PROCEEDS TO
                                             PUBLIC              COMMISSIONS(1)          THE COMPANY(2)
-----------------------------------------------------------------------------------------------------------
Per Share..........................            $                       $                       $
-----------------------------------------------------------------------------------------------------------
Total(3)...........................            $                       $                       $
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------

(1) See "Underwriting" for a description of certain other items deemed to be underwriting compensation, the indemnification arrangements with the Underwriters and certain other matters.
(2) Before deducting Offering expenses payable by the Company estimated to be $525,000.
(3) The Company has granted the Underwriters a 30-day option to purchase up to 600,000 additional shares of Common Stock solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to the Company will be
    $          , $          , and $          , respectively. See "Underwriting."

     The shares of Common Stock are offered severally by the Underwriters named herein, subject to prior sale, when, as and if received and accepted by them, subject to their right to reject orders, in whole or in part, and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the certificates representing such shares will be made against payment therefor in immediately available funds at the offices of The Robinson-Humphrey Company,
LLC, Atlanta, Georgia, on or about             , 1998.

THE ROBINSON-HUMPHREY COMPANY
                               INTERSTATE/JOHNSON LANE
                                        CORPORATION
                                                       KELTON INTERNATIONAL
                                                                LIMITED
            , 1998

(FLORIDA STATE MAP SHOWING IDENTIFIED MARKETS)

CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING PURCHASES OF THE COMMON STOCK TO STABILIZE ITS MARKET PRICE, PURCHASES OF THE COMMON STOCK TO COVER SOME OR ALL OF A SHORT POSITION MAINTAINED BY THE UNDERWRITERS IN THE COMMON STOCK, AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus.

                                  THE COMPANY

GENERAL

     Florida Banks, Inc. (the "Company") was incorporated on October 15, 1997 to create a statewide community banking system focusing on the largest and fastest growing markets in Florida. Immediately prior to the closing of the Offering, the Company will acquire First National Bank of Tampa (the "Bank") as its entry into the Tampa/Hillsborough County market area (the "Merger"). The Company intends to open a community banking office in the Jacksonville market area as soon as practicable following consummation of the Offering. Future business plans include further expansion in the Tampa/Hillsborough County and Jacksonville market areas and entry into the markets of Orlando/Orange County, Ft. Lauderdale/Broward County and the Palm Beaches (collectively, the "Identified Markets"). As opportunities arise, the Company also intends to expand into other Florida market areas with demographic characteristics similar to the Identified Markets. Within each of the Identified Markets, the Company expects to offer a broad range of traditional banking products and services, focusing primarily on small and medium-sized businesses. See
"Business -- Strategy of the Company -- Market Expansion" and "-- Products and Services."


     The Company will have a community banking approach that emphasizes responsive and personalized service to its customers. Management's expansion strategy includes attracting strong local management teams who have significant banking experience, community contacts and business development potential in the Identified Markets. Once local management teams are identified, the Company intends to establish community banking offices in each of the Identified Markets. Each management team will operate one or more community banking offices within its particular market area, will have a high degree of local decision-making authority and will operate in a manner that provides responsive, personalized services similar to an independent community bank ("Community Banking Office"). The Company will maintain centralized credit policies and procedures as well as centralized back office functions to support the Community Banking Offices. Management expects that upon the Company's entry into a new market area, it will undertake a marketing campaign utilizing an officer calling program and community-based promotions. In addition, management will be compensated based on loan production goals, and each market area will be supported by a local board of advisory directors, which will be provided with financial incentives to assist in the development of banking relationships throughout the community. See "Business -- Strategy of the Company -- Model 'Local Community Bank'."


     Management of the Company believes that the significant consolidation in the banking industry in Florida has disrupted customer relationships as the larger regional financial institutions increasingly focus on larger corporate customers, standardized loan and deposit products and other services. Generally, these products and services are offered through less personalized delivery systems which has created a need for higher quality services to small and medium-sized businesses. In addition, consolidation of the Florida banking market has dislocated experienced and talented management personnel due to the elimination of redundant functions and the need to achieve cost savings. As a result of these factors, management believes the Company has a unique opportunity to attract and maintain its targeted banking customers and experienced management personnel within the Identified Markets.

     Florida is the fourth most populated state in the country with a population of approximately 14.7 million in 1997. From 1990 to 1996, Florida ranked third of the ten most populated states in terms of percentage population growth. Florida's economy has broadened from a base of tourism, agriculture and retirement living to become increasingly dependent on industrial and commercial trade. Financial institutions in Florida have experienced substantial growth in recent years in the amount of total deposits. As of June 30, 1997, these deposits totaled approximately $200 billion. Management believes that the major metropolitan areas in Florida have benefited the most from this economic and population expansion, and thus has selected the Identified Markets as the focus of its expansion strategy.

     The Company has assembled an initial management team which includes individuals who have significant experience in the banking industry in Florida. Charles E. Hughes, Jr. is the President and Chief Executive Officer of the Company. Prior to joining the Company, Mr. Hughes served as Chairman of the Board, President and Chief Executive Officer of SouthTrust Bank of Florida, N.A. which, as of June, 1997, had approximately $5.4 billion in total deposits. The Company's Chief Credit Officer is Richard B. Kensler who, prior to joining the Company, had served since 1987 as a senior credit officer with Signet Banking Corporation of Richmond, Virginia. The Company has also hired Donald D. Roberts to be President of the Jacksonville Market. Mr. Roberts previously served as President and Chief Executive Officer of Barnett Bank, N.A., Lake County, Florida. In addition, the Company will continue to have the resources of current Bank management, including John S. McMullen who will serve as a Director and President of the Tampa Market and T. Edwin Stinson, Jr. who will serve as Chief Financial Officer of the Company.

STRATEGY OF THE COMPANY

     The Company's business strategy is to create a statewide community banking system in Florida. The major elements of this strategy are to:

     - EXPAND THE BANK'S OPERATIONS IN THE TAMPA MARKET AND, AS SOON AS PRACTICABLE FOLLOWING THE OFFERING, COMMENCE OPERATIONS IN THE JACKSONVILLE MARKET;

     - ESTABLISH COMMUNITY BANKING OFFICES IN EACH OF THE THREE REMAINING IDENTIFIED MARKETS AS SOON AS LOCAL MANAGEMENT TEAMS ARE IDENTIFIED;

     - ESTABLISH COMMUNITY BANKING OFFICES WITH LOCALLY RESPONSIVE MANAGEMENT TEAMS EMPHASIZING A HIGH LEVEL OF PERSONALIZED CUSTOMER SERVICE;

     - TARGET SMALL AND MEDIUM-SIZED BUSINESS CUSTOMERS THAT REQUIRE THE ATTENTION AND SERVICE WHICH A COMMUNITY-ORIENTED BANK IS WELL SUITED TO PROVIDE;

     - PROVIDE A BROAD ARRAY OF TRADITIONAL BANKING PRODUCTS AND SERVICES;

     - MAINTAIN CENTRALIZED SUPPORT FUNCTIONS, INCLUDING BACK OFFICE OPERATIONS, CREDIT POLICIES AND PROCEDURES, INVESTMENT PORTFOLIO MANAGEMENT, ADMINISTRATION, HUMAN RESOURCES AND TRAINING, TO MAXIMIZE OPERATING EFFICIENCIES AND FACILITATE RESPONSIVENESS TO CUSTOMERS; AND

     - OUTSOURCE CORE PROCESSING AND BACK ROOM OPERATIONS TO INCREASE EFFICIENCIES.

     The Company expects to establish Community Banking Offices in each new market area primarily through the de novo branching of the Bank. Management will also, however, evaluate opportunities for strategic acquisitions of financial institutions in markets that are consistent with its business plan. Upon consummation of the Merger, the Bank will be renamed Florida Bank, N.A.

BANK ACQUISITION

     On March 30, 1998, the Company executed a definitive merger agreement with the Bank, pursuant to which the Company will acquire all of the outstanding capital stock of the Bank in exchange for shares of Common Stock. The aggregate purchase price for the Bank will be $13.75 million. The total number of shares of Common Stock to be issued in the Merger will be based upon the initial public offering price of the Common Stock. The Merger will be accounted for as if the Bank had acquired the Company, the financial statements of the Bank will become the historical financial statements of the Company and there will be no goodwill recorded as a result of the Merger. Consummation of the Merger is subject to, among other things, certain regulatory and shareholder approvals. On June 17, 1998, the Company received approval from the Federal Reserve Bank of Atlanta to acquire the Bank. A special meeting of the Bank's shareholders to approve the Merger is scheduled to be held on July 24, 1998. If approved, the Merger will be consummated immediately prior to the Offering. As of December 31, 1997 and for the fiscal year ended December 31, 1997, the Bank reported total assets of $60.4 million, total shareholders' equity of $6.3 million and net income of $376,000. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Description of Bank Acquisition."

CURRENT COMPANY OPERATIONS
     The Company will remain in the development stage until the consummation of the Merger and the completion of the Offering. The Company had no operations for the year ended December 31, 1997 and had no equity and de minimus assets and liabilities at December 31, 1997. The Company has funded its start-up and organization costs through the sale of units in a private placement that was completed in February 1998. The units, which consist of common stock, preferred stock and common stock purchase warrants, generated $606,808 in proceeds to the Company.
     The Company's offices are located at 4110 Southpoint Boulevard, Suite 212, Southpoint Square II, Jacksonville, Florida 32216-0925. The Company's telephone number is (904) 296-2329. The Company's offices will be relocated upon consummation of the Merger and the Offering, and the establishment of a Community Banking Office in Jacksonville.

                                  THE OFFERING

Common Stock offered by the
  Company..................  4,000,000 shares(1)

Common Stock outstanding
  Invest after the Offering and the
  Merger...................  5,627,800 shares(2)(3)

Use of Proceeds............  To provide the Bank with additional growth capital, redeem outstanding Company preferred stock, fund expansion through branching and the acquisition of existing banks, and for other general corporate purposes. See "Use of Proceeds."
---------------
(1) Excludes 600,000 shares of Common Stock issuable upon full exercise of the Underwriters' over-allotment option.
(2) Excludes 900,000 shares of Common Stock reserved for issuance under the Company's 1998 Stock Option Plan. Upon consummation of the Offering, there will be outstanding options to purchase 465,000 shares of Common Stock, of which options to purchase 325,000 shares will be immediately exercisable, with an exercise price equal to the initial public offering price and outstanding warrants to purchase 80,800 shares of Common Stock issued in connection with the initial capital offering to certain foreign investors with an exercise price equal to the initial public offering price. See "Management -- Stock Option Plan."
(3) Includes an estimated 1,250,000 shares of Common Stock to be issued to shareholders of the Bank in connection with the Merger based on an assumed initial public offering price of $11.00 per share (the mid-point of the estimated range). In addition, includes 377,800 shares of Common Stock outstanding prior to the Offering. See "Description of Bank Acquisition" for a discussion of the exchange ratio formula to be used in the Merger.

Nasdaq National Market
  Symbol.....................  "FLBK"

                                  RISK FACTORS

     Prior to making an investment decision, prospective purchasers should consider all of the information set forth in this Prospectus and should evaluate the statements set forth in "Risk Factors" beginning on page 7. Such factors include, without limitation, the lack of operating history of the Company; expansion and management of growth; competition; the operating history of the Bank; dependence on management; the broad discretion in the use of proceeds; credit risk and the allowance for loan losses; interest rate risk; the absence of a prior public market; the potential for fluctuation in quarterly results and the volatility of the stock price; certain unpredictable economic conditions; the limitation on dividends and the reliance on the Bank for receipt of such dividends; the impact of technological advances and upgrade to the Company's internal systems; year 2000 compliance; anti-takeover provisions; the issuance of preferred stock; the need for future capital; government regulation; the determination of the initial public offering price; dilution to investors; restrictions on certain shares eligible for future sale; the fact that the Common Stock is not an insured bank deposit; and the indemnification of directors and officers.

                        SUMMARY SELECTED FINANCIAL DATA

     The following tables set forth the summary selected financial data of the Company and the Bank for the periods indicated. As the Company had no operations during 1997 and had no equity and de minimus assets and liabilities at December 31, 1997, the selected financial data of the Company as of December 31, 1997 and for the period then ended is not relevant and therefore is not included herein. The selected financial data of the Bank as of December 31, 1997 and 1996 and for each of the three years ended December 31, 1997, 1996 and 1995 are derived from the financial statements of the Bank, which have been audited by Deloitte & Touche LLP, independent auditors. The selected financial data of the Bank as of December 31, 1995, 1994 and 1993 and for the years ended December 31, 1994 and 1993 are derived from the financial statements of the Bank, which were audited by other independent certified public accountants. The selected financial data of the Bank for the three months ended March 31, 1998 and 1997 have been derived from the Bank's unaudited financial statements. The selected financial data of the Company for the three months ended March 31, 1998 have been derived from the Company's unaudited financial statements. In the opinion of management, all unaudited financial statements used to derive the information presented have been prepared on the same basis as the audited financial statements and include all adjustments consisting only of normal recurring accruals necessary for a fair presentation of the results for the periods presented. The information for the three months ended March 31, 1998 is not necessarily indicative of the operating results to be expected for any future period. These selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Company's financial statements and notes thereto, the Bank's financial statements and notes thereto, and financial and other information included elsewhere herein.


                            THE COMPANY                               THE BANK
                          ---------------   -------------------------------------------------------------
                           THREE MONTHS      THREE MONTHS
                          ENDED MARCH 31,   ENDED MARCH 31,             YEAR ENDED DECEMBER 31,
                          ---------------   ---------------   -------------------------------------------
                               1998          1998     1997     1997     1996     1995     1994     1993
                          ---------------   ------   ------   ------   ------   ------   ------   -------
                                                    (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
SUMMARY INCOME
  STATEMENT:
Interest income.........      $    --       $1,067   $1,037   $4,302   $3,614   $2,937   $2,075   $ 1,772
Interest expense........           --          595      556    2,296    1,872    1,474    1,005       954
                              -------       ------   ------   ------   ------   ------   ------   -------
Net interest income.....           --          472      481    2,006    1,742    1,463    1,070       818
Provision (benefit) for
  loan losses...........           --           15       15       60       60     (138)     (15)       --
                              -------       ------   ------   ------   ------   ------   ------   -------
Net interest income
  after provision for
  loan losses...........           --          457      466    1,946    1,682    1,602    1,085       818
Noninterest income......           --          152      168      504      517      375      385       542
Noninterest
  expense(1)............        4,416          525      455    1,842    1,598    1,621    1,568     2,684
                              -------       ------   ------   ------   ------   ------   ------   -------
Income (loss) before
  provision for income
  taxes and cumulative
  effect of change in
  accounting............       (4,416)          84      180      608      601      356      (99)   (1,325)
Change in accounting for
  organizational
  costs.................          (27)          --       --       --       --       --       --        --
Provision for income
  taxes(2)..............           --           32       69      232      217       --       --        --
                              -------       ------   ------   ------   ------   ------   ------   -------
Net income (loss).......      $(4,443)      $   52   $  111   $  376   $  384   $  356   $  (99)  $(1,325)
                              =======       ======   ======   ======   ======   ======   ======   =======
Earnings (loss) per
  common share(3):
  Basic.................      $(20.87)      $  .03   $  .06   $  .21   $   21   $  .20   $ (.05)  $ (2.69)
  Diluted...............       (20.87)         .03      .06      .19      .20      .19     (.05)    (2.69)

---------------

(1) Noninterest expense for the Company for the three months ended March 31, 1998 includes a nonrecurring noncash charge of $4,317,000 relating to the February 3, 1998 sale of Common Stock and Warrants included in the Units sold to accredited foreign investors and the February 11, 1998 sale of 297,000 shares of Common Stock to 14 officers, directors and consultants. The expense and corresponding increase to additional paid-in capital relating to the sale of such Common Stock will be adjusted to the actual initial public offering price. See Note 2 to the Company's financial statements.
(2) The provision for income taxes for 1997 and 1996 is comprised solely of deferred income taxes. The benefit of the utilization of net operating loss carry forwards for 1997 and 1996 (periods subsequent to the effective date of the Bank's quasi-reorganization) have been reflected as increases to additional paid-in capital.
(3) The earnings per share amounts are based upon the Bank's historical weighted average number of shares outstanding and do not reflect any pro forma adjustments relating to the Offering or the exchange of shares upon consummation of the Merger.

                                                                  THE BANK
                                      ----------------------------------------------------------------
                                      AT MARCH 31,                    AT DECEMBER 31,
                                      ------------   -------------------------------------------------
                                          1998        1997      1996      1995       1994       1993
                                      ------------   -------   -------   -------   --------   --------
                                                                  (DOLLARS IN THOUSANDS)
SUMMARY BALANCE SHEET DATA:
Investment securities...............    $11,525      $10,765   $ 8,551   $ 6,760   $  7,495   $  4,590
Loans, net of deferred loan fees....     36,116       33,720    31,627    26,571     20,292     17,041
Earning assets......................     56,731       54,731    52,588    38,801     32,377     26,481
Total assets........................     62,173       60,396    55,505    41,748     34,959     29,337
Noninterest-bearings deposits.......      6,500        6,442     8,122     5,719      4,660      3,696
Total deposits......................     45,214       45,460    45,526    34,633     31,886     26,093
Other borrowed funds................     10,368        8,317     6,408     4,212        780        628
Total shareholders' equity..........      6,347        6,314     3,269     2,678      2,143      2,421
PERFORMANCE RATIOS(1):
Net interest margin(2)..............       3.51%        3.89%     4.05%     4.13%      3.77%      3.02%
Efficiency ratio(3).................      84.21        73.39     70.76     88.16     107.84     197.45
Return on average assets............        .35          .70       .85       .95       (.32)     (4.22)
Return on average equity............       3.26        10.62     13.18     14.85      (4.14)    (68.70)
ASSET QUALITY RATIOS:
Allowance for loan losses to total
  loans.............................       1.40%        1.42%     1.36%     1.28%      2.27%      2.60%
Non-performing loans to total
  loans(4)..........................       1.20           --        --        --        .60        .90
Net charge-offs (recoveries) to
  average loans.....................       (.03)         .03      (.11)     (.07)      (.18)       .42
CAPITAL AND LIQUIDITY RATIOS:
Total capital to risk-weighted
  assets............................      14.49%       14.29%    12.26%    12.42%     13.28%     15.41%
Tier 1 capital to risk-weighted
  assets............................      13.24        13.00     11.01     11.17      12.03      14.14
Tier 1 capital to average assets....       7.88         7.42      6.42      6.64       6.30       7.56
Average loans to average deposits...      75.37        75.77     75.83     67.26      65.11      60.72
Average equity to average total
  assets............................      10.76         6.54      6.45      6.40       7.75       6.15


---------------

(1) Amounts have been annualized.
(2) Computed by dividing net interest income by average earning assets.
(3) Computed by dividing noninterest expense by the sum of net interest income and noninterest income.
(4) The Bank had no non-performing loans at December 31, 1997, 1996 and 1995.

                                  RISK FACTORS

     An investment in the shares of Common Stock offered hereby involves a high degree of risk. In addition to the other information in this Prospectus, the following factors should be considered carefully in evaluating an investment in the shares of Common Stock offered hereby. Certain statements included in this Prospectus concerning the Company's future financial condition and performance are forward-looking statements, and the factors discussed below, as well as those discussed elsewhere in this Prospectus, could cause actual results and developments to differ materially from those expressed in or implied by such statements.

NO OPERATING HISTORY OF COMPANY

     The Company was incorporated on October 15, 1997 and has not engaged in any operating activities. Accordingly, the Company has no history of operations as a bank holding company. The Company's prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stages of development. To address these risks, the Company must, among other things, consummate the Merger, expand into new markets, build its customer base, respond to competitive developments, continue to attract, retain and motivate qualified management and employees and continue to upgrade its technologies, products and services. There can be no assurance that the Company will be successful in addressing such risks. As a result of the substantial start-up expenditures that must be incurred by the Company in connection with its organization, acquisition of the Bank and expansion into new markets, the Company may incur operating losses during its initial years of operations.

EXPANSION AND MANAGEMENT OF GROWTH

     The Company intends to pursue an aggressive growth strategy for the foreseeable future, and future results of operations will be affected by its ability to, among other things, identify suitable markets and sites for new Community Banking Offices, build its customer base, attract qualified bank management, negotiate agreements with acceptable terms in connection with the acquisition of existing banks and maintain adequate working capital. Failure to manage growth effectively or to attract and retain qualified personnel could have a material adverse effect on the Company's business, future prospects, financial condition or results of operations, and could adversely affect the Company's ability to implement its business strategy successfully.

     There can also be no assurance that the Company will be able to expand its market presence in the Bank's existing Tampa market or successfully enter new markets or that any such expansion will not adversely affect the Company. In entering new markets, the Company will encounter competitors with greater knowledge of such local markets and greater financial and operational resources. In addition, although the Company intends to expand primarily through selective de novo Bank branch openings, the Company intends to regularly evaluate potential acquisition transactions that would complement or expand the Company's business. In doing so, the Company expects to compete with other potential bidders, many of which have greater financial resources than the Company. See "Business -- Competition."

     When entering new geographic markets, the Company will need to establish relationships with additional well-trained local senior management and other employees. In order to effect the Company's business strategy, the Company will be substantially reliant upon local management, and accordingly, it will be necessary for the Company to give significant local decision-making authority to its senior officers and managers in any new bank office location. There can be no assurance that the Company will be able to establish such local affiliations and attract qualified management personnel.

     The process of opening new bank locations and evaluating, negotiating and integrating acquisition transactions may divert management time and resources. There can be no assurance that the Company will be able to establish any future de novo branch office or acquire any additional financial institutions. Moreover, there can be no assurance that the Company will be able to integrate successfully or operate profitably any newly established branch office or acquired financial institution. There can be no assurance that the Company will not incur disruption and unexpected expenses in integrating newly established operations. The Company's ability to manage growth as it pursues its expansion strategy will also be dependent upon, among other factors, its ability to (i) maintain appropriate policies, procedures and systems to ensure that the Company's loan portfolio maintains an acceptable level of credit risk and loss and (ii) manage the costs associated with expanding its infrastructure, including systems, personnel and facilities. The Company's inability to manage growth as it pursues its expansion strategy could have a material adverse effect on the Company's business, future prospects, financial condition or results of operations. See "Business -- Strategy of the Company."

COMPETITION

     Competition among financial institutions in Florida and the Identified Markets is intense. The Company and the Bank will compete with other bank holding companies, state and national commercial banks, savings and loan associations, consumer finance companies, credit unions, securities brokerages, insurance companies, mortgage banking companies, money market mutual funds, asset-based non-bank lenders and other financial institutions. Many of these competitors have substantially greater resources and lending limits, larger branch networks and are able to offer a broader range of products and services than the Company and the Bank.

     Various legislative actions in recent years have led to increased competition among financial institutions. As a result of such actions, most barriers to entry to the Florida market by out-of-state financial institutions have been eliminated. Recent legislative and regulatory changes and technological advances have enabled customers to conduct banking activities without regard to geographic barriers through computer and telephone-based banking and similar services. In addition, with the enactment of the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 and other laws and regulations affecting interstate bank expansion, financial institutions located outside of the State of Florida may now more easily enter the markets currently and proposed to be served by the Company and the Bank. There can be no assurance that the United States Congress or the Florida Legislature or the applicable bank regulatory agencies will not enact legislation or promulgate rules that may further increase competitive pressures on the Company. The Company's failure to compete effectively for deposit, loan and other banking customers in its market areas could have a material adverse effect on the Company's business, future prospects, financial condition or results of operations. See
"Business -- Strategy of the Company -- Market Expansion."

OPERATING HISTORY OF THE BANK

     Unsuccessful operating strategies and tactics employed by the former management of the Bank, which was incorporated in 1988 under the name "Enterprise National Bank of Tampa," led to loan losses, poor credit quality, low net interest margins and high overhead expenses, which resulted in substantial losses in the years 1988 through 1992. In 1991, the Bank was required to enter into a Formal Agreement with the Office of the Comptroller of the Company (the "OCC") pursuant to which the Bank agreed to take certain remedial actions to improve its condition and operating performance and to address certain specifically identified deficiencies (the "Formal Agreement"). In July 1994, after successfully recapitalizing the Bank in November 1993, restructuring the Board and management, and significantly improving the Bank's operations and asset quality of the loan portfolio, the OCC terminated the Formal Agreement. See "Business -- Current Operations of First National Bank of Tampa."

DEPENDENCE ON MANAGEMENT

     The Company is, and for the foreseeable future will be, dependent upon the services of Charles E. Hughes, Jr., the President and Chief Executive Officer of the Company, as well as other senior officers and managers retained by the Company and the Bank. The loss of any of these individuals could have a material adverse effect on the Company's and the Bank's business, future prospects, financial condition or results of operations. Neither the Company nor the Bank maintains key person life insurance with respect to any of its officers. The future success of the Company also depends on its ability to identify, attract and retain qualified senior management officers and other employees in each of the Identified Markets. Moreover, the Company's management team has been recently assembled. Accordingly, it has not been proven that such persons will be able to work together effectively. See "Management."

BROAD DISCRETION IN USE OF PROCEEDS

     The Company will have broad discretion in the application of the net proceeds of the Offering, which are estimated to be $40.4 million (or $46.5 million if the Underwriters' over-allotment is fully exercised) based on an assumed initial public offering price of $11.00 per share (the mid-point of the estimated range). Upon closing of the Offering, the Company intends to contribute approximately $12.0 million of the net proceeds to the capital of the Bank to support future growth of the Bank's business, including the opening of a Community Banking Office in the Jacksonville market area, and has other specifically identified uses for approximately $750,000 of the net proceeds. The remainder of the net proceeds will be applied in the future as needed to implement the Company's expansion strategy. Such expansion is presently intended to be accomplished primarily through the opening of additional Community Banking Offices in the Identified Markets, but could include one or more acquisitions of existing financial institutions. However, the timing and specific application of the net proceeds will remain in the discretion of management of the Company, and investors will not have the opportunity to evaluate the economic, financial and other relevant information which will be utilized by the Company in determining the application of such proceeds. See "Use of Proceeds."

CREDIT RISK; ALLOWANCE FOR LOAN LOSSES

     There are risks inherent in making any loan, including risks with respect to the period of time over which the loan may be repaid, risks resulting from changes in economic and industry conditions including those in the Identified Markets, risks inherent in dealing with individual borrowers and risks resulting from uncertainties as to the future value of collateral. The risk of nonpayment of loans is inherent in commercial banking. Moreover, the Bank expects to focus on loans to small and medium-sized businesses, which may result in a large concentration by the Bank of loans to such businesses. Management will attempt to minimize the Bank's credit exposure by carefully monitoring the concentration of its loans within specific industries and through prudent loan application approval procedures, but there can be no assurance that such monitoring and procedures will reduce such lending risks. Moreover, as the Company expands into new geographic markets, the Company's credit administration and loan underwriting policies will be required to adapt to the local lending and economic environments of these new markets. There is no assurance that the Company's credit administration personnel, policies and procedures will adequately adapt to such new geographic markets.

     At December 31, 1997, real estate loans, which included residential mortgages and construction and commercial loans secured by real estate, comprised 55.0% of the Bank's total loan portfolio, net of deferred loan fees. The Bank presently generates all of its real estate mortgage loans in Florida. Therefore, conditions of the Florida real estate market could strongly influence the level of the Bank's non-performing mortgage loans and the results of operations and financial condition of the Company and the Bank. Real estate values and the demand for mortgages and construction loans are affected by, among other things, changes in general or local economic conditions, changes in governmental rules or policies, and the availability of loans to potential purchasers. In addition, Florida historically has been vulnerable to certain natural disaster risks, such as floods, hurricanes and tornadoes, which are not typically covered by the standard hazard insurance policies maintained by borrowers. Uninsured disasters may adversely impact the ability of borrowers to repay loans made by the Bank. The existence of adverse economic conditions, declines in real estate values or the occurrence of such natural disasters in Florida could have a material adverse effect on the Company's business, future prospects, financial condition or results of operations. In addition, loans secured by real estate subject the Company to risks associated with environmental regulation. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Strategy of the Company."

     The Bank's allowance for loan losses is and will continue to be established after consideration of a wide variety of factors and will be maintained at a level considered adequate by management to absorb anticipated loan losses. The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates, that may be beyond the Company's control, and such losses may exceed current estimates. Although management of the Bank believes that the allowance for loan losses is currently adequate to absorb losses on any existing loans that may become uncollectible, there can be no assurance that the allowance will prove sufficient to cover actual loan losses in the future.

     The failure by the Company to adapt its credit policies and procedures on an adequate and timely basis to new markets or to provide sufficient oversight to its lending activities could result in an increase in nonperforming assets, thereby causing operating losses, impairing liquidity and eroding capital, and could have a material adverse effect on the Company's business, future prospects, financial condition or results of operations.

INTEREST RATE RISK

     The Company's results of operations are directly affected by levels of and fluctuations in interest rates. Changes in interest rates may (i) negatively affect the Company's net interest income by impairing the Company's ability to earn a spread between the interest received on its loans and other earning assets and the cost of deposits and other borrowings, (ii) reduce gains from loan sales, (iii) result in higher loan losses and (iv) reduce loan originations and corresponding loan servicing income. A substantial and/or sustained increase in interest rates could adversely affect the Bank's ability to originate or sell loans with returns consistent with past practices, and adversely impact the ability of borrowers with variable rate loans to meet scheduled debt service requirements. From time to time, as a result of an imbalance in the maturities of assets and liabilities and the mix of adjustable and fixed rate loans, a rapid increase or decrease in interest rates could have a material adverse effect on the Company's net interest margin, future prospects, financial condition or results of operations.

     Interest rates are highly sensitive to many factors which are beyond the Company's control, including general economic conditions and the policies of various government and regulatory authorities. Increases in the discount rate by the Federal Reserve Board usually lead to rising interest rates, which affect the Company's interest income, interest expense and investment portfolio. Also, governmental policies such as the creation of a tax deduction for individual retirement accounts can alter the rate of savings and affect the cost of funds. The nature, timing and effect of any future changes in federal monetary and fiscal policies on the Company and its results of operations are not predictable. Such changes could have a material adverse effect on the Company's business, future prospects, financial condition or results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Financial Condition -- Interest Rate Sensitivity and Liquidity Management."

ABSENCE OF PRIOR PUBLIC MARKET

     Prior to the Offering, there has been no public market for the Common Stock. Subject to notice of issuance, the Company has been approved for the listing of the Common Stock on The Nasdaq National Market. There can be no assurance, however, that an active trading market will develop or be sustained for the Common Stock upon completion of the Offering.

POTENTIAL FLUCTUATION IN QUARTERLY RESULTS AND VOLATILITY OF STOCK PRICE

     Subsequent to the Offering, prices for the Common Stock will be determined by the market and may be influenced by a number of factors, including depth and liquidity of the market for the Common Stock, investor perceptions of the Company, changes in conditions or trends in the banking industry or in the industries of the Company's significant customers, publicly traded comparable companies and general economic, political and other conditions. In addition, the trading price of the Common Stock could be subject to significant fluctuations in response to quarterly variations in the Company's actual or anticipated operating results, changes in general market conditions and other factors. In particular, the Company's and the Bank's quarterly revenues are difficult to forecast and the Company's expense levels are based in part on its expansion plans in anticipation of loan growth and corresponding revenues generated from new branch locations. If revenue levels are below expectations, the Company may be unable or unwilling to reduce expenses proportionately and operating results would likely be adversely affected. As a result, prior to the full implementation of the Company's business strategy, the Company believes that period to period comparisons of its results may not necessarily be meaningful and should not be relied upon as indications of future performance. Due to all of the foregoing factors, it is possible that in some future quarter the Company's operating results will be below the expectations of public market analysts and investors. In such event, the market price of the Common Stock would likely be materially adversely affected. In recent years, significant price and volume fluctuations have occurred in the stock prices of companies that often have been unrelated or disproportionate to their operating performance. There can be no assurance that the market price of the Common Stock will not decline below the initial public offering price.

UNPREDICTABLE ECONOMIC CONDITIONS

     Commercial banks and other financial institutions are affected by economic and political conditions, both domestic and international, and by governmental monetary policies. Conditions such as inflation, recession, unemployment, high interest rates, restricted money supply, scarce natural resources, international disorders and other factors beyond the control of the Company and the Bank may adversely affect their profitability. See "Business -- Monetary Policies."

     The Company's success will significantly depend upon general economic conditions in Florida, the Identified Markets, and the other market areas into which the Company may expand. A prolonged economic dislocation or recession, whether in Florida generally or in any or all of the Identified Markets, could cause the Company's non-performing assets to increase, thereby causing operating losses, impaired liquidity and the erosion of capital. Such an economic dislocation or recession could result from a variety of causes, including natural disasters such as hurricanes, floods or tornadoes, or a prolonged downturn in various industries upon which the economies of Florida and/or particular Identified Markets depend. Future adverse changes in the Florida economy or the local economies of the Identified Markets could have a material adverse effect on the Company's business, future prospects, financial condition or results of operations.

LIMITATION ON DIVIDENDS; RELIANCE ON THE BANK

     It is not anticipated that the Company will distribute any cash dividends to its shareholders in the foreseeable future. Earnings of the Bank, if any, are expected to be retained by the Bank to enhance its capital structure or distributed to the Company to pay its operating costs. As the Company has no independent sources of revenue, the Company's principal source of funds to pay dividends on the Common Stock and its other securities, to service indebtedness and to fund operations will be cash dividends and other payments that the Company receives from the Bank. The payment of dividends by the Bank to the Company is subject to certain restrictions imposed by federal banking laws, regulations and authorities. See "Dividend Policy" and "Supervision and Regulation."

IMPACT OF TECHNOLOGICAL ADVANCES; UPGRADE TO COMPANY'S INTERNAL SYSTEMS

     The banking industry is undergoing, and management believes will continue to undergo, technological changes with frequent introductions of new technology-driven products and services. In addition to improving customer services, the effective use of technology increases efficiency and enables financial institutions to reduce costs. The Company's future success will depend, in part, on its ability to address the needs of its customers by using technology to provide products and services that will satisfy customer demands for convenience as well as to enhance efficiencies in the Company's operations. Management believes that keeping pace with technological advances is important for the Company, as long as its emphasis on personalized services is not adversely impacted. Many of the Company's competitors will have substantially greater resources than the Company to invest in technological and infrastructure improvements. There can be no assurance that the Bank will be able to implement new technology-driven products and services effectively or to market successfully such products and services to its clients. Furthermore, the Company and the Bank outsource many of their core technology-related systems. The Bank's failure to acquire, implement or market new technology could have a material adverse effect on the Company's business, future prospects, financial condition or results of operations. The Company therefore is dependent upon these outside vendors to provide many of its technology-related products and services. See "Use of Proceeds" and "Business -- Strategy of the Company."

YEAR 2000 COMPLIANCE

     As the year 2000 ("Year 2000") approaches, an important business issue has emerged regarding existing application software programs and operating systems. Many existing application software products, including the Bank's, were designed to accommodate a two-digit year. For example, "98" is stored on the system and represents 1998 and "00" represents 1900. The Bank primarily utilizes M&I Data Services, Inc. ("M&I"), a third-party vendor, to provide its primary banking applications, including core processing systems. In addition, the Bank also uses M&I's software for certain ancillary computer applications. M&I is in the process of modifying, upgrading or replacing its computer applications to ensure timely Year 2000 compliance. In addition, the Company and the Bank have implemented a Year 2000 compliance program whereby the Bank is reviewing the Year 2000 issues that may be faced by its other third-party vendors and loan and deposit customers. Under such program, the Company will examine the need for modifications or replacement of all non-Year 2000 compliant pieces of software. The Company does not currently expect that the cost of its and the Bank's Year 2000 compliance program will be material to its financial condition and expects that it will satisfy such compliance program without material disruption of its operations. Management of the Company has evaluated the potential effect on M&I's data processing systems resulting from Year 2000 issues. M&I has represented to the Bank that M&I's core processing systems will be fully Year 2000 compliant prior to December 31, 1998. In the event that the Company, the Bank, M&I or its other significant vendors or loan customers do not successfully and timely achieve Year 2000 compliance, the Bank's business, future prospects, financial condition or results of operations could be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

ANTI-TAKEOVER PROVISIONS

     The Company's Second Amended and Restated Articles of Incorporation (the "Articles of Incorporation") contain provisions requiring supermajority shareholder approval to effect certain extraordinary corporate transactions with Interested Persons, which are defined in the Articles of Incorporation as those persons who own greater than 5% or more of the shares of the Company's stock entitled to vote in election of directors, unless that transaction is approved by three quarters of the Company's Board of Directors (the "Board of Directors" or the "Board"). This approval is in addition to any other required approval of the Board of Directors or shareholders. In addition, the Articles of Incorporation provide for the Board of Directors to be classified into three classes, as nearly equal in number as possible. Directors initially classified as "Class I" Directors were originally elected for a term expiring at the annual meeting of shareholders to be held in 1999, directors initially classified as "Class II" Directors were originally elected for a term expiring at the annual meeting of shareholders to be held in 2000, and directors initially classified as "Class III" Directors were originally elected for a term expiring at the annual meeting of shareholders to be held in 2001. Directors will thereafter be elected to serve for three year terms. The Company's Amended and Restated By-Laws (the "By-Laws") also contain provisions which (i) authorize the Board to determine the precise number of members of the Board and authorize either the Board or the shareholders to fill vacancies on the Board, (ii) authorize any action required or permitted to be taken by the Company's shareholders to be effected by consent in writing; and (iii) establish certain advance notice procedures for nomination of candidates for election as directors and for shareholder proposals to be considered at an annual or special meeting of shareholders. The issuance of preferred stock by the Company could also have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a controlling interest in the Company and could adversely affect the voting power or other rights of holders of the Common Stock. These provisions may have the effect of impeding the acquisition of control of the Company by means of a tender offer, a proxy fight, open-market purchases or otherwise, without approval of such acquisition by the Board of Directors. Certain of these provisions also make it more difficult to remove the Company's current Board of Directors and management. See "Description of Capital Stock."

ISSUANCE OF PREFERRED STOCK

     The Company has authorized 1,000,000 shares of preferred stock, $.01 par value per share (the "Preferred Stock"), of which 600,000 shares have been designated as the Series A Preferred Stock. Of these 600,000 shares designated as Series A Preferred Stock, 60,600 are presently outstanding. The designation of the Series A Preferred Stock and the issuance of additional series of Preferred Stock could affect the holders of Common Stock in a number of respects, including the following: the issuance of additional shares of Preferred Stock may subordinate the Common Stock in terms of dividend and liquidation rights, because preferred stock typically entitles its holder to satisfaction in full of specified dividend and liquidation rights before any payment of dividends or distribution of assets or liquidation is made on shares of common stock; if voting or conversion rights are granted to the holders of Preferred Stock, the voting power of the Common Stock (including stock held by any persons who may be seeking to obtain control of the Company) will be diluted; the issuance of Preferred Stock may result in a dilution of earnings per share of the Common Stock; and certain fundamental matters requiring shareholder approval (such as mergers, consolidations, sales of assets and future amendments to the Articles of Incorporation) may require prior approval by the separate vote of each class, including the Preferred Stock (or in some cases each series of Preferred Stock), even if holders of such Preferred Stock may not otherwise be entitled to voting rights. The Series A Preferred Stock which is currently outstanding provides for a liquidation preference of $10.00 per share but does not provide for any voting rights. The Company intends to redeem the Series A Preferred Stock at a redemption price of $10.00 per share upon consummation of the Offering. See "Use of Proceeds." The Board of Directors may authorize the issuance of additional series of Preferred Stock from time to time without shareholder action. See "Description of Capital Stock."

FUTURE CAPITAL NEEDS

     The Board of Directors may determine from time to time a need to obtain additional capital through the issuance of additional shares of Common Stock or other securities. There can be no assurance that such shares can be issued at prices or on terms better than or equal to the initial public offering price and terms of the Offering. In addition, such issuance would dilute the ownership interests in the Company of the investors in the Offering.

GOVERNMENT REGULATION

     The Company and the Bank operate in a highly regulated environment and are subject to supervision and regulation by several governmental regulatory agencies, including the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), the OCC, the Federal Deposit Insurance Corporation (the "FDIC"), the Florida Department of Banking and Finance (the "Florida Banking Department") and the Securities and Exchange Commission (the "Commission"). These regulations are generally intended to provide protection for depositors and customers rather than for the benefit of shareholders. The Company and the Bank are subject to future legislation and government policy, including bank deregulation and interstate expansion, which could materially adversely affect the banking industry as a whole, including the operations of the Company and the Bank. The establishment of branches or the acquisitions of banks in the Identified Markets and other market areas is subject to the prior receipt of certain regulatory approvals. Failure to obtain such regulatory approvals could have a material adverse effect on the Company's business, future prospects, financial condition or results of operations. See "Supervision and Regulation."

DETERMINATION OF INITIAL PUBLIC OFFERING PRICE

     The initial public offering price of the Common Stock will be determined by negotiations among the Company and The Robinson-Humphrey Company, LLC, Interstate/Johnson Lane Corporation and Kelton International Limited, as representatives ("Representatives") of the Underwriters. Among the factors to be considered in determining the initial public offering price of the Common Stock, in addition to prevailing market conditions, are the history of, and prospects for, the industry in which the Bank operates, the price to earnings and price to book value multiples of publicly traded common stock of comparable companies, the cash flow and earnings of the Bank and comparable companies in recent periods and the Bank's business potential and cash flow and earnings prospects. There can be no assurance that the market price at closing will equal or exceed the initial public offering price.

DILUTION

     Investors in the Offering will incur an immediate and substantial dilution in the net tangible book value of the Common Stock from the initial public offering price. Without taking into account any changes in net tangible book value after December 31, 1997, other than to give effect to the assumed proceeds of $240,000 upon the exercise of the Bank's stock options, the issuance of an estimated 1,250,000 shares of Common Stock in the Merger, the issuance of 377,800 shares of Common Stock by the Company in February 1998 at $.01 per share and the sale by the Company of 4,000,000 shares of Common Stock in the Offering, based upon an assumed initial public offering price of $11.00 per share (the mid-point of the estimated range) and after deducting the underwriting discounts and commissions and the estimated offering expenses, the net tangible book value of the Company at March 31, 1998 would have been approximately $47.5 million or $8.43 per share. This represents an immediate increase in net tangible book value of $4.09 per share to the existing shareholders and an immediate net tangible book value dilution of $2.57 per share, or 23.3% to purchasers in the Offering. See "Dilution."

SHARES ELIGIBLE FOR FUTURE SALE


     Upon completion of the Offering and the Merger, the Company will have 5,627,800 shares of Common Stock outstanding (assuming no exercise of the Underwriters' over-allotment option and 1,250,000 shares of Common Stock to be issued in the Merger), outstanding options to purchase 465,000 shares of Common Stock, of which options to purchase 325,000 shares will be immediately exercisable, and outstanding warrants to purchase 80,800 shares of Common Stock. Of these shares outstanding, the 4,000,000 shares offered hereby and the 1,250,000 shares estimated to be issued in the Merger (assuming an initial public offering price of $11.00 per share, the mid-point of the estimated range), will be eligible for sale in the open market without restriction (except for any such shares purchased by or issued to "affiliates" of the Company and the Bank). The remaining 377,800 shares of Common Stock will be "restricted securities" as that term is defined in Rule 144 ("Rule 144") promulgated under the Securities Act of 1933, as amended (the "Securities Act"). Of the restricted 377,800 shares of Common Stock, 355,300 will be eligible for sale in the public market 365 days from the date of their purchase from the Company and, upon expiration of Mr. Robin C. Kelton's one year lock-up period, an additional 22,500 shares will be eligible for sale in the public market, in each case subject to compliance with certain volume limitations and other conditions of Rule 144. The Company, its officers and directors and certain other persons who upon consummation of the Merger and the Offering will beneficially own an aggregate of 988,685 shares of Common Stock have agreed, for a period of 180 days from the date of this Prospectus, not to sell or otherwise dispose, directly or indirectly, of any shares of Common Stock without prior written consent of The Robinson-Humphrey Company, LLC. In addition, Mr. Robin C. Kelton who owns 22,500 shares of Common Stock which are "restricted securities" has agreed with the Company to not sell or otherwise dispose of, directly or indirectly, such 22,500 shares for a period of one year from the date of this Prospectus. Accordingly, following the expiration of the 180-day lock-up period approximately 424,515 shares will be eligible for sale in the public market subject to compliance with certain volume limitations and other conditions of Rule 144. The market price of the Common Stock could be materially adversely affected by the sale or availability for sale of shares now held by the existing shareholders of the Company or of shares which may be issued under the Company's 1998 Stock Option Plan. See "Management," "Shares Eligible for Future Sale" and "Underwriting."


COMMON STOCK IS NOT AN INSURED BANK DEPOSIT

     The shares of Common Stock offered in the Offering are not deposits, savings accounts or other obligations of the Company, the Bank or any other depository institution, are not guaranteed by the Company or any other entity, will not be insured by the FDIC or any other governmental agency and may not be used as collateral to secure a loan from the Company, the Bank or any of their affiliates.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Articles of Incorporation and By-Laws provide for the indemnification of the Company's officers and directors and insulate such officers and directors from liability for certain breaches of the duty of care. The Bank's By-Laws contain similar provisions. It is possible that the indemnification obligations imposed under these provisions could result in a charge against the Company's earnings and thereby affect the availability of funds for payment of dividends to the Company's shareholders. See "Description of Capital Stock -- Certain Provisions of the Articles of Incorporation and By-Laws" and "-- Indemnification."

                           FORWARD-LOOKING STATEMENTS

     This Prospectus contains certain forward-looking statements, including with respect to the Company's operations, industry, financial condition and liquidity. These forward-looking statements are subject to risks and uncertainties, many of which are beyond the Company's control, which could cause actual results to differ materially from those contemplated in such forward-looking statements, including in particular the risks and uncertainties described under "Risk Factors." Prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to update publicly or revise any of these forward-looking statements, whether as a result of new information, future events or circumstances or otherwise. There can be no assurance that the events described in these forward-looking statements will occur.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 4,000,000 shares of Common Stock offered by the Company, at an assumed initial public offering price of $11.00 per share (the mid-point of the estimated range), are estimated to be approximately $40.4 million (or $46.5 million if the Underwriters' over-allotment option is fully exercised), after deducting the estimated underwriting discounts and commissions and Offering expenses payable by the Company.

     The Company anticipates that of the net proceeds received by the Company in the Offering (i) approximately $12 million will be used immediately to provide the Bank with additional growth capital which will, among other things, enable the Bank to increase its legal lending limit and expand its operations in Tampa and other markets; (ii) approximately $606,000 will be used by the Company to redeem the outstanding 60,600 shares of the Company's Series A Preferred Stock; and (iii) $137,500 will be paid to an affiliate in connection with the acquisition of the Bank. The remaining net proceeds will be retained by the Company to fund its expansion primarily through branching and the acquisition of existing banks throughout the Florida market and for other general corporate purposes. Pending such uses, the net proceeds of the Offering will be invested in short-term, interest-bearing investment grade securities, certificates of deposits or guaranteed obligations of the United States. See "Certain Transactions."

     The Series A Preferred Stock was issued in February 1998 to investors to provide capital to the Company primarily to support start-up costs. Directors and officers of the Company, the Bank and their affiliates do not own any shares of the Series A Preferred Stock. The Company intends to redeem the Series A Preferred Stock at a redemption price of $10.00 per share upon the consummation of the Offering. In addition, the Company intends to pay a $137,500 finder's fee in connection with the acquisition of the Bank (1.00% of the aggregate purchase price), which will be paid from the proceeds of the Offering. See "Description of Capital Stock -- Preferred Stock" and "Certain Transactions."

     Other than the acquisition of the Bank, the Company has no understandings or agreements with respect to any acquisition. See "Description of Bank Acquisition."

                                DIVIDEND POLICY

     The Company has not declared or distributed any dividends to the holders of Common Stock since the Company's organization, and it is not likely that any cash dividends on the Common Stock will be declared for the foreseeable future. The Board of Directors intends, for the foreseeable future, to follow a policy of retaining any earnings of the Company to provide funds to operate and expand the business of the Company and the Bank.

     The Bank is restricted in its ability to pay dividends under the national banking laws and by regulations of the OCC. Pursuant to 12 U.S.C. sec. 56, a national bank may not pay dividends from its capital. In addition, no dividends may be made in an amount greater than a national bank's undivided profits, subject to other applicable provisions of law. Payments of dividends out of undivided profits are further limited by 12 U.S.C. sec. 60(a), which prohibits a bank from declaring a dividend on its shares of common stock until its surplus equals its common capital, unless there has been transferred to surplus not less than one-tenth of the bank's net income of the preceding two consecutive half year periods (in the case of an annual dividend). Pursuant to 12 U.S.C.
sec. 60(b), the approval of the OCC is required if the total of all dividends declared by the bank in any calendar year exceeds the total of its net income for that year combined with its retained net income for the preceding two years, less any required transfers to surplus or a fund for the retirement of any preferred stock.

                                 CAPITALIZATION

     The following table sets forth the actual capitalization of the Company as of March 31, 1998 and as adjusted to reflect the assumed proceeds of $240,000 upon the exercise of the Bank's stock options, the issuance of an estimated 1,250,000 shares of Common Stock in connection with the Merger, and the sale by the Company of 4,000,000 shares of Common Stock offered hereby (assuming an initial offering price of the Common Stock of $11.00 per share, the mid-point of the estimated range) and the application of the estimated net proceeds therefrom as described under "Use of Proceeds." The following table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with the Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus.

                                                                          MARCH 31, 1998
                                                             ----------------------------------------
                                                                                         AS ADJUSTED
                                                                           AS ADJUSTED    FOR MERGER
                                                             THE COMPANY   FOR MERGER    AND OFFERING
                                                             -----------   -----------   ------------
                                                                      (DOLLARS IN THOUSANDS)
Shareholders' equity:
  Preferred Stock, 1,000,000 shares authorized; 60,600,
     60,600 and 0 shares issued and outstanding............    $   606       $   606       $    --
  Common Stock, $.01 par value per share; 30,000,000 shares
     authorized; 377,800, 1,627,800 and 5,627,800 shares
     issued and outstanding(1)(2)..........................          4            16            56
  Additional paid-in capital...............................      4,152         9,930        50,285
  Warrants to acquire 80,800 shares of Common Stock at the
     initial public offering price.........................        165           165           165
  Accumulated deficit......................................     (4,443)       (3,631)       (3,631)
  Unrealized gain (loss) on available for sale investment
     securities, net of tax................................         --           (15)          (15)
                                                               -------       -------       -------
          Total capitalization.............................    $   484       $ 7,071       $46,860
                                                               =======       =======       =======

---------------

(1) Excludes 465,000 shares of Common Stock issuable upon the exercise of options to be granted under the Company's 1998 Stock Option Plan simultaneously with the closing of the Offering, of which options to purchase 325,000 shares will be immediately exercisable.
(2) Before issuance of up to 600,000 shares of Common Stock pursuant to the Underwriters' over-allotment option.

                                    DILUTION

     The pro forma net tangible book value of the Company at March 31, 1998 was approximately $7.1 million or $4.34 per share of Common Stock. Pro forma net tangible book value per share represents the amount of the Company's total assets less intangible assets and total liabilities, divided by the total number of shares of Common Stock outstanding. After giving effect to (i) the sale by the Company of shares of Common Stock offered hereby at an assumed initial public offering price of $11.00 per share, (ii) the issuance of an estimated 1,250,000 shares of Common Stock in connection with the Merger, (iii) the receipt of proceeds of $240,000 upon the exercise of the Bank's stock options, and (iv) the application of the estimated net proceeds therefrom, the pro forma net tangible book value of the Company at March 31, 1998 would have been $47.5 million or $8.43 per share of Common Stock. This represents an immediate increase in such pro forma net tangible book value of $4.09 per share to shareholders and an immediate dilution in the pro forma net tangible book value of $2.57 per share to investors purchasing shares of Common Stock in the Offering. The following table illustrates the resulting per share dilution to new investors:

Assumed initial public offering price per share(1)..........          $11.00
  Net tangible book value per share at March 31, 1998.......  $4.34
  Increase per share attributable to new investors(2).......   4.09
                                                              -----
Pro forma net tangible book value per share after the
  Offering..................................................            8.43
                                                                      ------
Dilution per share to new investors(3)......................          $ 2.57
                                                                      ======

---------------

(1) Before deducting underwriting discounts and commissions and estimated offering expenses payable by the Company.
(2) After deducting underwriting discounts and commissions and estimated offering expenses payable by the Company.
(3) Excludes 900,000 shares of Common Stock reserved for issuance under the Company's 1998 Stock Option Plan.

     The following table summarizes, on a pro forma basis as of March 31, 1998, the number of shares of Common Stock purchased from the Company and the total consideration paid, and the average per share consideration paid to the Company by existing shareholders and by new investors purchasing the shares of Common Stock offered hereby, assuming an initial public offering price of the Common Stock of $11.00 per share:

                                    SHARES PURCHASED      TOTAL CONSIDERATION
                                   -------------------   ---------------------   AVERAGE PRICE
                                    NUMBER     PERCENT     AMOUNT      PERCENT     PER SHARE
                                   ---------   -------   -----------   -------   -------------
Existing shareholders(1).........  1,627,800     28.9%   $ 7,070,617     13.8%      $ 4.34
New investors....................  4,000,000     71.1     44,000,000     86.2        11.00
                                   ---------    -----    -----------    -----
          Total..................  5,627,800    100.0%   $51,070,617    100.0%
                                   =========    =====    ===========    =====

---------------

(1) Includes the issuance of an estimated 1,250,000 shares of Common Stock in connection with the Merger.

                            SELECTED FINANCIAL DATA

     The following tables set forth selected financial data of the Company and the Bank for the periods indicated. As the Company had no operations during 1997 and had no equity and de minimis assets and liabilities at December 31, 1997, the selected financial data of the Company as of December 31, 1997 and for the period then ended is not relevant and therefore is not included herein. The selected financial data of the Bank as of December 31, 1997 and 1996 and for each of the three years ended December 31, 1997, 1996 and 1995 are derived from the financial statements of the Bank, which have been audited by Deloitte & Touche LLP, independent auditors. The selected financial data of the Bank as of December 31, 1995, 1994 and 1993 and for the years ended December 31, 1994 and 1993 are derived from the financial statements of the Bank, which were audited by other independent certified public accountants. The selected financial data of the Bank for the three months ended March 31, 1998 and 1997 have been derived from the Bank's unaudited financial statements. The selected financial data of the Company for the three months ended March 31, 1998 have been derived from the Company's unaudited financial statement. In the opinion of management, all unaudited financial statements used to derive the information presented have been prepared on the same basis as the audited financial statements and include all adjustments consisting of normal recurring accruals necessary for a fair presentation of the results for the periods presented. The information for the three months ended March 31, 1998 is not necessarily indicative of the operating results to be expected for any future period. These selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Company's financial statements and notes thereto, the Bank's financial statements and notes thereto, and financial and other information included elsewhere herein.


                                                 THE COMPANY                              THE BANK
                                                 ------------   -------------------------------------------------------------
                                                 THREE MONTHS    THREE MONTHS
                                                    ENDED            ENDED
                                                  MARCH 31,        MARCH 31,                YEAR ENDED DECEMBER 31,
                                                 ------------   ---------------   -------------------------------------------
                                                     1998        1998     1997     1997     1996     1995     1994     1993
                                                 ------------   ------   ------   ------   ------   ------   ------   -------
                                                                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
SUMMARY INCOME STATEMENT:
  Interest income..............................    $    --      $1,067   $1,037   $4,302   $3,614   $2,937   $2,075    $1,772
  Interest expense.............................         --         595      556    2,296    1,872    1,474    1,005       954
                                                   -------      ------   ------   ------   ------   ------   ------   -------
  Net interest income..........................         --         472      481    2,006    1,742    1,463    1,070       818
  Provision (benefit) for loan losses..........         --          15       15       60       60     (138)     (15)       --
                                                   -------      ------   ------   ------   ------   ------   ------   -------
  Net interest income after provision for loan
    losses.....................................         --         457      466    1,946    1,682    1,602    1,085       818
  Noninterest income...........................         --         152      168      504      517      375      385       542
  Noninterest expense(1).......................      4,416         525      455    1,842    1,598    1,621    1,568     2,684
                                                   -------      ------   ------   ------   ------   ------   ------   -------
  Income (loss) before provision for income
    taxes and cumulative effect of change in
    accounting.................................     (4,416)         84      180      608      601      356      (99)   (1,325)
  Change in accounting for organizational
    costs......................................        (27)         --       --       --       --       --       --        --
  Provision for income taxes(2)................         --          32       69      232      217       --       --        --
                                                   -------      ------   ------   ------   ------   ------   ------   -------
  Net income (loss)............................    $(4,443)     $   52   $  111   $  376   $  384   $  356   $  (99)  $(1,325)
                                                   =======      ======   ======   ======   ======   ======   ======   =======
  Earnings (loss) per common share(3):
    Basic......................................    $(20.87)     $  .03   $  .06   $  .21   $  .21   $  .20   $ (.05)  $ (2.69)
    Diluted....................................     (20.87)        .03      .06      .19      .20      .19     (.05)    (2.69)


---------------

(1) Noninterest expense for the Company for the three months ended March 31, 1998 includes a nonrecurring noncash charge of $4,317,000 relating to the February 3, 1998 sale of Common Stock and Warrants included in the Units sold to accredited foreign investors and the February 11, 1998 sale of the 297,000 shares of Common Stock to 14 officers, directors and consultants. The expense and corresponding increase to additional paid-in capital relating to the sale of such Common Stock will be adjusted to the actual initial public offering price. See Note 2 to the Company's financial statements.
(2) The provision for income taxes for 1997 and 1996 is comprised solely of deferred income taxes. The benefit of the utilization of net operating loss carryforwards for 1997 and 1996 (periods subsequent to the effective date of the Bank's quasi-reorganization) have been reflected as increases to additional paid-in capital.
(3) The earnings per share amounts are based upon the Bank's historical weighted average number of shares outstanding and do not reflect any pro forma adjustments relating to the exchange of shares upon consummation of the Merger.

                                                                  THE BANK
                                      ----------------------------------------------------------------
                                                                      AT DECEMBER 31,
                                      AT MARCH 31,   -------------------------------------------------
                                          1998        1997      1996      1995       1994       1993
                                      ------------   -------   -------   -------   --------   --------
                                                                  (DOLLARS IN THOUSANDS)
SUMMARY BALANCE SHEET DATA:
Investment securities...............    $11,525      $10,765   $ 8,551   $ 6,760   $  7,495   $  4,590
Loans, net of deferred loan fees....     36,116       33,720    31,627    26,571     20,292     17,041
Earning assets......................     56,731       54,731    52,588    38,801     32,377     26,481
Total assets........................     62,173       60,396    55,505    41,748     34,959     29,337
Noninterest-bearings deposits.......      6,500        6,442     8,122     5,719      4,660      3,696
Total deposits......................     45,214       45,460    45,526    34,633     31,886     26,093
Other borrowed funds................     10,368        8,317     6,408     4,212        780        628
Total shareholders' equity..........      6,347        6,314     3,269     2,678      2,143      2,421
PERFORMANCE RATIOS:(1)
Net interest margin(2)..............       3.51%        3.89%     4.05%     4.13%      3.77%      3.02%
Efficiency ratio(3).................      84.21        73.39     70.76     88.16     107.84     197.45
Return on average assets............        .35          .70       .85       .95       (.32)     (4.22)
Return on average equity............       3.26        10.62     13.18     14.85      (4.14)    (68.70)
ASSET QUALITY RATIOS:
Allowance for loan losses to total
  loans.............................       1.40%        1.42%     1.36%     1.28%      2.27%      2.60%
Non-performing loans to total
  loans(4)..........................       1.20           --        --        --        .60        .90
Net charge-offs (recoveries) to
  average loans.....................       (.03)         .03      (.11)     (.07)      (.18)       .42
CAPITAL AND LIQUIDITY RATIOS:
Total capital to risk-weighted
  assets............................      14.49%       14.29%    12.26%    12.42%     13.28%     15.41%
Tier 1 capital to risk-weighted
  assets............................      13.24        13.00     11.01     11.17      12.03      14.14
Tier 1 capital to average assets....       7.88         7.42      6.42      6.64       6.30       7.56
Average loans to average deposits...      75.37        75.77     75.83     67.26      65.11      60.72
Average equity to average total
  assets............................      10.76         6.54      6.45      6.40       7.75       6.15

---------------

(1) Amounts have been annualized.
(2) Computed by dividing net interest income by average earning assets.
(3) Computed by dividing noninterest expense by the sum of net interest income and noninterest income.
(4) The Bank had no non-performing loans at December 31, 1997, 1996 and 1995.

                            PRO FORMA FINANCIAL DATA

     On March 30, 1998, the Company executed a definitive merger agreement with the Bank, pursuant to which the Company will acquire all of the outstanding capital stock of the Bank in exchange for shares of Common Stock. The aggregate purchase price for the Bank will be $13.75 million. The total number of shares of Common Stock to be issued in the Merger will be based upon the initial public offering price of the Common Stock. The Merger will be accounted for as if the Bank had acquired the Company, the financial statements of the Bank will become the historical financial statements of the Company and there will be no goodwill recorded as a result of the Merger.

     The unaudited pro forma financial data set forth below assume that the Company was formed on January 1, 1997 and gives effect to the acquisition of the Bank as if such acquisition had occurred on January 1, 1997. The pro forma financial data set forth below does not include the effects of the Offering. The pro forma financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Company's Financial Statements and Notes thereto, the Bank's Financial Statements and Notes thereto, and financial and other information included elsewhere herein. The pro forma results are not necessarily indicative of the results that would have been achieved had the acquisition of the Bank occurred on January 1, 1997, or of future operations.


                                      YEAR ENDED DECEMBER 31, 1997          THREE MONTHS ENDED MARCH 31, 1998
                                  -------------------------------------   -------------------------------------
                                                           THE COMPANY                             THE COMPANY
                                                            PRO FORMA                               PRO FORMA
                                  THE COMPANY   THE BANK   CONSOLIDATED   THE COMPANY   THE BANK   CONSOLIDATED
                                  -----------   --------   ------------   -----------   --------   ------------
                                                             (DOLLARS IN THOUSANDS)
SUMMARY INCOME STATEMENT:
Interest income.................     $ --        $4,302       $4,302        $    --     $ 1,067      $ 1,067
Interest expense................       --         2,296        2,296             --         595          595
                                     ----        ------       ------        -------     -------      -------
Net interest income.............       --         2,006        2,006             --         472          472
Provision for loan losses.......       --            60           60             --          15           15
                                     ----        ------       ------        -------     -------      -------
Net interest income after
  provision for loan losses.....       --         1,946        1,946             --         457          457
Noninterest income..............       --           504          504             --         152          152
Noninterest expense(1)..........       --         1,842        1,842          4,416(2)      525        4,941
                                     ----        ------       ------        -------     -------      -------
Income (loss) before provision
  for income taxes and
  cumulative effect of change in
  accounting....................       --           608          608         (4,416)         84       (4,332)
Change in accounting for
  organizational costs..........       --            --           --            (27)         --          (27)
Provision for income taxes......       --           232          232             --          32           --
                                     ----        ------       ------        -------     -------      -------
Net income (loss)...............     $ --        $  376       $  376        $(4,443)    $    52      $(4,391)
                                     ====        ======       ======        =======     =======      =======
Pro forma earnings (loss) per
  share (diluted)...............       --        $  .30(3)    $  .23(4)     $(20.87)    $  0.04(3)   $(20.63)(4)
                                     ====        ======       ======        =======     =======      =======
SUMMARY BALANCE SHEET DATA:                                                         AT MARCH 31, 1998
                                                                          -------------------------------------
Cash and cash equivalents.......                                            $   409     $11,689      $12,098
Investment securities...........                                                 --      11,525       11,525
Loans, net of deferred loan
  fees..........................                                                 --      36,116       36,116
Earning assets..................                                                 --      56,731       56,731
Total assets....................                                                484      62,173       62,657
Noninterest-bearing deposits....                                                 --       6,500        6,500
Total deposits..................                                                 --      45,214       45,214
Other borrowed funds............                                                 --      10,368       10,368
Total shareholders' equity......                                                484       6,347        6,831

---------------

(1) The pro forma financial data do not give effect to certain employment agreements between the Company and Messrs. Hughes, McMullen and Stinson who will serve as President and Chief Executive Officer, President of the Tampa Market, and Chief Financial Officer, respectively. On an annual basis, such contracts will increase noninterest expense by $276,000.
(2) Noninterest expense for the Company for the three months ended March 31, 1998 includes a nonrecurring, noncash charge of $4,317,000 relating to the February 3, 1998 sale of Common Stock and Warrants included in the Units sold to accredited foreign investors and the February 11, 1998 sale of the 297,000 shares of Common Stock to 14 officers, directors and consultants. The expense and corresponding increase to additional paid-in capital relating to the sale of such Common Stock will be adjusted to the actual initial public offering price. See Note 2 to the Company's financial statements.
(3) Pro forma earnings per share for the Bank have been computed based on an estimated 1,250,000 shares of Common Stock to be issued to the shareholders of the Bank in connection with the Merger based on an assumed initial public offering price of $11.00 per share (the mid-point of the estimated range).
(4) Pro forma earnings per share for the Company have been computed based on an estimated 1,627,800 shares of Common Stock outstanding, which includes an estimated 1,250,000 shares of Common Stock to be issued to the shareholders of the Bank in connection with the Merger and 377,800 shares of Common Stock outstanding at March 31, 1998.

                                    BUSINESS

GENERAL

     Florida Banks, Inc. (the "Company") was incorporated on October 15, 1997 to create a statewide community banking system focusing on the largest and fastest growing markets in Florida. Immediately prior to the closing of the Offering, the Company will acquire First National Bank of Tampa (the "Bank") as its entry into the Tampa/Hillsborough County market area. The Company intends to open a community banking office in the Jacksonville market area as soon as practicable following consummation of the Offering. Future business plans include further expansion in the Tampa/Hillsborough County and Jacksonville market areas and entry into the markets of Orlando/Orange County, Ft. Lauderdale/Broward County and the Palm Beaches (collectively, the "Identified Markets"). As opportunities arise, the Company also intends to expand into other Florida market areas with demographic characteristics similar to the Identified Markets. Within each of the Identified Markets, the Company expects to offer a broad range of traditional banking products and services, focusing primarily on small and medium-sized businesses. See "-- Strategy of the Company -- Market Expansion" and "-- Products and Services."

     The Company will have a community banking approach that emphasizes responsive and personalized service to its customers. Management's expansion strategy includes attracting strong local management teams who have significant banking experience, community contacts and business development potential in the Identified Markets. Once local management teams are identified, the Company intends to establish community banking offices in each of the Identified Markets. Each management team will operate one or more community banking offices within its particular market area, will have a high degree of local decision-making authority and will operate in a manner that provides responsive, personalized services similar to an independent community bank ("Community Banking Office"). The Company will maintain centralized credit policies and procedures as well as centralized back office functions to support the Community Banking Offices. Management expects that upon the Company's entry into a new market area, it will undertake a marketing campaign utilizing an officer calling program and community-based promotions. In addition, management will be compensated based on loan production goals, and each market area will be supported by a local board of advisory directors, which will be provided with financial incentives to assist in the development of banking relationships throughout the community. See "-- Model 'Local Community Bank."'

     Management of the Company believes that the significant consolidation in the banking industry in Florida has disrupted customer relationships as the larger regional financial institutions increasingly focus on larger corporate customers, standardized loan and deposit products and other services. Generally, these products and services are offered through less personalized delivery systems which has created a need for higher quality services to small and medium-sized businesses. In addition, consolidation of the Florida banking market has dislocated experienced and talented management personnel due to the elimination of redundant functions and the need to achieve cost savings. As a result of these factors, management believes the Company has a unique opportunity to attract and maintain its targeted banking customers and experienced management personnel within the Identified Markets.

     The Community Banking Offices within each market area will be supported by centralized back office operations. From the Company's main offices located in Jacksonville and the Bank and its operations center in Tampa, the Company will provide a variety of support services to each of the Community Banking Offices, including back office operations, investment portfolio management, credit administration and review, human resources, administration, training and strategic planning. Core processing, check clearing and other similar functions will be outsourced to major vendors. As a result, these operating strategies will enable the Company to achieve cost efficiencies and to maintain consistency in policies and procedures and allow the local management teams to concentrate on developing and enhancing customer relationships.

     The Company expects to establish Community Banking Offices in each new market area, primarily through the de novo branching of the Bank. Management will also, however, evaluate opportunities for strategic acquisitions of financial institutions in markets that are consistent with its business plan.

     There can be no assurances that the Company's objectives will be realized. See "Risk Factors -- Expansion and Management of Growth," " -- Competition" and " -- Unpredictable Economic Conditions."

INDUSTRY AND DEMOGRAPHIC OVERVIEW

     Management of the Company believes that consolidation within the banking industry in Florida has created a unique opportunity to build a successful, locally-oriented banking system. According to the Federal Deposit Insurance Corporation ("FDIC"), as of December 31, 1987, 560 depository institutions were located in Florida. By December 31, 1997, there were a total of 311 depository institutions in Florida, representing a decline of approximately 44% over the ten-year period. Management attributes this decline to the liberalization of interstate banking and branching laws allowing the entry into, and expansion in, Florida by numerous large bank holding companies. The result of this acquisition activity has been a significant reduction in the number of community-oriented financial institutions focusing on personalized service to small and medium-sized business customers. Management of the Company believes that the Company's strategy, which is based on a community bank model, is better suited to provide a high level of service to smaller commercial or individual retail customers than larger financial institutions.

     Management of the Company believes that the State of Florida in general and the Identified Markets in particular have vibrant and growing economies and represent an attractive opportunity to build a statewide community banking system. According to the Bureau of Economic and Business Research at the University of Florida, Florida's population of approximately 14.7 million in 1997 made it the fourth most populated state in the country. From 1990 to 1996, Florida ranked third among the ten most populated states in terms of percentage population growth. Florida's economy has broadened from a base of tourism, agriculture and retirement living to become increasingly dependent on industrial and commercial trade. According to the FDIC, during 1997, nonagricultural employment in Florida increased by 3.6% which was substantially above the national rate of 2.7%. Management believes that Florida's major metropolitan areas have benefited the most from this economic and population expansion. Florida has experienced substantial growth in the amount of commercial and consumer deposits. As of June 30, 1997, commercial and consumer deposits in Florida totaled approximately $200 billion, an increase of $13.9 billion for the period from June 30, 1994 to June 30, 1997.

HISTORY OF THE COMPANY

     The concept for the Company was developed in late 1997 by T. Stephen Johnson & Associates, Inc., a financial services consulting firm ("TSJ&A"). The Company was organized under the laws of the State of Florida on October 15, 1997 to implement this concept. TSJ&A evaluated potential bank acquisition candidates in various Florida markets and identified the Bank as an independent financial institution capable of providing a platform to implement the Company's business plan. The Company and the Bank commenced preliminary merger negotiations late in 1997, and the parties signed a letter of intent in January 1998.

     Simultaneously with the search for an acquisition candidate, the Company sought a chief executive officer who possessed the experience, leadership skills and management ability to accomplish the Company's objectives. In January 1998, the Company hired Charles E. Hughes, Jr. to be the President and Chief Executive Officer of the Company. Prior to joining the Company, Mr. Hughes served as Chairman, President and Chief Executive Officer of SouthTrust Bank of Florida, N.A. which, as of June 1997, had approximately $5.4 billion in total deposits. The Company believes that the combination of Mr. Hughes' experience in the Florida banking industry, his extensive network of contacts throughout the state and his management skills will provide the leadership necessary for the Company to implement its business strategy.

     On March 30, 1998, the Company executed a definitive merger agreement with the Bank, pursuant to which the Company will acquire all of the outstanding capital stock of the Bank in exchange for shares of Common Stock. The aggregate purchase price for the Bank will be $13.75 million. The total number of shares of Common Stock to be issued in the Merger will be based upon the initial public offering price of the Common Stock. The Merger will be accounted for as if the Bank had acquired the Company, the financial statements of the Bank will become the historical financial statements of the Company and there will be no goodwill recorded as a result of the Merger. As of December 31, 1997 and for the fiscal year ended December 31, 1997, the Bank reported total assets of $60.4 million, total shareholders' equity of $6.3 million and net income of $376,000. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Description of Bank Acquisition."

STRATEGY OF THE COMPANY

  General

     The Company's business strategy is to create a statewide community banking system in Florida. The major elements of this strategy are to:

     - EXPAND THE BANK'S OPERATIONS IN THE TAMPA MARKET AND, AS SOON AS PRACTICABLE FOLLOWING THE OFFERING, COMMENCE OPERATIONS IN THE JACKSONVILLE MARKET;

     - ESTABLISH COMMUNITY BANKING OFFICES IN EACH OF THE THREE REMAINING IDENTIFIED MARKETS AS SOON AS LOCAL MANAGEMENT TEAMS ARE IDENTIFIED;

     - ESTABLISH COMMUNITY BANKING OFFICES WITH LOCALLY RESPONSIVE MANAGEMENT TEAMS EMPHASIZING A HIGH LEVEL OF PERSONALIZED CUSTOMER SERVICE;

     - TARGET SMALL AND MEDIUM-SIZED BUSINESS CUSTOMERS THAT REQUIRE THE ATTENTION AND SERVICE WHICH A COMMUNITY-ORIENTED BANK IS WELL SUITED TO PROVIDE;

     - PROVIDE A BROAD ARRAY OF TRADITIONAL BANKING PRODUCTS AND SERVICES;

     - MAINTAIN CENTRALIZED SUPPORT FUNCTIONS, INCLUDING BACK OFFICE OPERATIONS, CREDIT POLICIES AND PROCEDURES, INVESTMENT PORTFOLIO MANAGEMENT, ADMINISTRATION, HUMAN RESOURCES AND TRAINING, TO MAXIMIZE OPERATING EFFICIENCIES AND FACILITATE RESPONSIVENESS TO CUSTOMERS; AND

     - OUTSOURCE CORE PROCESSING AND BACK ROOM OPERATIONS TO INCREASE EFFICIENCIES.

  Model "Local Community Bank"

     In order to achieve its expansion strategy, the Company initially intends to establish a Community Banking Office within each Identified Market through the branching of the Bank. The Company may, however, accomplish its expansion strategy by acquiring existing banks within an Identified Market if an opportunity for such an acquisition becomes available. Although each Community Banking Office will legally be a branch of the Bank, the Company's business strategy envisions that Community Banking Office(s) located within each market will operate as if it were an independent community bank.

     Prior to expanding into a new market area, management of the Company first will identify an individual who will serve as the president of that particular market area, as well as those individuals who will serve on the local advisory board of directors. The Company believes that a management team that is familiar with the needs of its community can provide higher quality personalized service to its customers. The local management team will have a significant amount of decision-making authority and will be accessible to its customers. As a result of the consolidation trend in Florida, management of the Company believes there are significant opportunities to attract experienced bank managers who would like to join an institution promoting a community banking concept.

     Within each market area, the Community Banking Office will have a local advisory board of directors which will be comprised of prominent members of the community, including business leaders and professionals, and it is anticipated that certain members of the local advisory boards may serve as members of the Board of Directors of the Bank and of the Company. These directors will act as ambassadors of the Bank within the community and will be expected to promote the business development of each Community Banking Office.

     The Company will encourage both the members of its local boards of directors as well as its lending officers to be active in the civic, charitable and social organizations located in the local communities. It is anticipated that members of the local management team will hold leadership positions in a number of community organizations, and continue to volunteer for other positions in the future.

     Management expects that upon the Company's entry into a new market area, it will undertake a marketing campaign utilizing an officer calling program, and community-based promotions and media advertising. A primary component of management compensation will be based on loan production goals. Such campaigns will emphasize each Community Banking Office's local responsiveness, local management team and special focus on personalized service.

     The initial Community Banking Office established in an Identified Market will have the following banking personnel: a President, a Senior Lender, an Associate Lending Officer, a Credit Analyst, a Branch/Operations Manager and an appropriate number of financial service managers and tellers. Additional Community Banking Offices opened within an Identified Market will be staffed with appropriate personnel. The number of financial service managers and tellers necessary will be dependent upon the volume of business. Each Community Banking Office will also be staffed with enough administrative assistants to assist the officers effectively in their duties and to enable them to market products and services actively outside of the office.

     It is further expected that the lending officers will be primarily responsible for the sales and marketing efforts of the Community Banking Offices. Management will emphasize relationship banking whereby each customer will be assigned to a specific officer, with other local officers serving as backup or in supporting roles. Through its experience in the Florida banking industry, management believes that the most frequent customer complaints pertain to a lack of personalized service and turnover in lending personnel, which limits the customer's ability to develop a relationship with his or her lending officer. The Company intends to hire an appropriate number of lending officers necessary to facilitate the development of strong customer relationships.

     Management intends to offer salaries to the lending officers that are competitive with other financial institutions in each market area. The salaries of the lending officers will be comprised of base compensation plus an incentive payment structure that will be based upon the achievement of certain loan production goals. Those goals will be reevaluated on a quarterly basis and paid as a percentage of base salary. Management of the Company believes that such a compensation structure will provide greater motivation for participating officers.

     It is anticipated that the Community Banking Offices will be located in commercial areas in each market where the local management team determines there is the greatest potential to reach the maximum number of small and medium-sized businesses. It is expected that these Community Banking Offices will develop in the areas surrounding office complexes and other commercial areas, but not necessarily in a market's downtown area. Such determinations will depend upon the customer demographics of a particular market area and the accessibility of a particular location to its customers. Management of the Company expects to lease facilities of approximately 3,000 to 4,000 square feet at market rates for each Community Banking Office. Leasing facilities will enable the Company to avoid investing significant amounts of capital in property and facilities.

  Market Expansion

     The Company intends to expand into the largest and fastest growing communities in Florida. Once the Company has assembled a local management team and local advisory board of directors for a particular market area, the Company intends to establish one or more Community Banking Offices in that market. Upon the consummation of the Merger, the Company will have an established Community Banking Office in the Tampa market area. In addition, the Company has assembled a management team in Jacksonville and, as soon as practicable following the completion of the Offering, will open a Community Banking Office in the Jacksonville market area. On June 8, 1998, the Bank applied to the OCC for approval to establish a branch location in Jacksonville. The other markets into which the Company presently intends to expand are Orlando, Ft. Lauderdale and Palm Beach. Management has identified these markets as providing the most favorable opportunities for growth and presently intends to establish Community Banking Offices within these markets as soon as practicable. Management is also considering expansion into other selected Florida metropolitan areas.

     Certain demographic information with respect to each of the Identified Markets is discussed below. The demographic information has been provided by Demographics On-Call, a demographic data source provider, and deposit information has been provided by the FDIC.

     Tampa Market. The Tampa market area includes the city of Tampa and Hillsborough County (the "Tampa Market"). Hillsborough County's population, which includes the city of Tampa, increased from approximately 834,000 in 1990 to approximately 905,000 in 1997, representing an increase of approximately 8.5% over that period. The population is projected to increase further to approximately 954,000 over the next five years. In 1997, the median age in Tampa was 35.4 years, and the median household income was $35,993. In 1997, the average unemployment rate for Hillsborough County was 3.3%, as compared to the national unemployment rate of 4.9% for the same period. As of June 30, 1997, there were 30 depository institutions (including the Bank) represented in the Tampa Market with aggregate deposits of approximately $7.4 billion. Deposits in the Tampa Market increased approximately $1.3 billion from June 30, 1994 through June 30, 1997, at an annual growth rate of 6.8% for that period.

     Jacksonville Market. The Jacksonville market area includes the cities of Jacksonville, Orange Park, St. Augustine and surrounding counties, including Clay, Duval and St. Johns Counties (the "Jacksonville Market"). The Jacksonville Market's population increased from approximately 863,000 in 1990 to approximately 969,000 in 1997, representing an increase of approximately 12.3% over that period. The population is expected to increase to approximately 1.1 million over the next five years. In 1997, the median age in Jacksonville was
34.5 years, and the median household income was $36,413. In 1997, the average unemployment rates for Clay, Duval and St. Johns Counties were 3.0%, 3.7% and 3.0%, respectively, as compared to the national unemployment rate of 4.9% for the same period. As of June 30, 1997, there were 19 depository institutions represented in the Jacksonville Market with aggregate deposits of approximately $7.6 billion. Deposits in the Jacksonville Market increased approximately $793 million from June 30, 1994 through June 30, 1997, at an average annual growth rate of 3.8% for that period.

     Ft. Lauderdale Market. The Ft. Lauderdale market area includes the cities of Ft. Lauderdale, Hollywood and Pompano Beach, as well as Broward County (the "Ft. Lauderdale Market"). The Ft. Lauderdale Market's population increased from approximately 1.3 million in 1990 to approximately 1.5 million in 1997, representing an increase of approximately 16.3% over that period. The population is expected to increase further to approximately 1.6 million over the next five years. In 1997, the median age in Ft. Lauderdale was 39.9 years, and the median household income was $34,960. In 1997, the average unemployment rate for Broward County was 4.9%, which was the same as the national unemployment rate for the same period. As of June 30, 1997, there were 45 depository institutions represented in the Ft. Lauderdale Market with aggregate deposits of approximately $22.0 billion. Deposits in the Ft. Lauderdale Market increased approximately $5.2 billion from June 30, 1994 through June 30, 1997, at an average annual growth rate of 9.7% for that period.

     Orlando Market. The Orlando market area includes the cities of Orlando, Winter Park and Maitland, as well as Orange County (the "Orlando Market"). The Orlando Market's population increased from approximately 677,000 in 1990 to approximately 767,000 in 1997, representing an increase of approximately 13.3% over that period. The population is expected to increase to approximately 830,000 over the next five years. In 1997, the median age in Orlando was 33.7 years, and the median household income was $37,089. In 1997, the average unemployment rate for Orange County was 3.3%, as compared to the national unemployment rate of 4.9% for the same period. As of June 30, 1997, there were 24 depository institutions represented in the Orlando Market with aggregate deposits of approximately $7.2 billion. Deposits in the Orlando Market increased approximately $752 million from June 30, 1994 through June 30, 1997, at an average annual growth rate of 3.9% for that period.

     Palm Beach Market. The Palm Beach market area includes the cities of Palm Beach, West Palm Beach, Jupiter and Stuart, as well as Palm Beach and Martin Counties (the "Palm Beach Market"). The Palm Beach Market's population increased from approximately 964,000 in 1990 to approximately 1.1 million in 1997, representing an increase of approximately 16.3% over that period. The population is expected to increase to approximately 1.2 million over the next five years. In 1997, the median age in Palm Beach was 42.0 years, and the median household income was $41,964. In 1997, the average unemployment rates for Palm Beach and Martin Counties were 6.3% and 6.9%, respectively, as compared to the national unemployment rate of 4.9% for the same period. As of June 30, 1997, there were 52 depository institutions represented in the Palm

Beach Market with aggregate deposits of approximately $20.0 billion. Deposits in the Palm Beach Market increased approximately $3.6 billion from June 30, 1994 through June 30, 1997, at an average annual growth rate of 6.9% for that period.

  Customers

     Management believes that the recent bank consolidation within Florida provides a community-oriented bank significant opportunities to build a successful, locally-oriented franchise. Management of the Company further believes that many of the larger financial institutions do not emphasize a high level of personalized service to the smaller commercial or individual retail customers. The Company intends to focus its marketing efforts on attracting small and medium-sized businesses which include: professionals, such as physicians and attorneys, service companies, manufacturing companies and commercial real estate developers. Because the Company intends to focus on small and medium-sized businesses, management believes that the majority of its loan portfolio will be in the commercial area with an emphasis placed on commercial and industrial loans secured by real estate, accounts receivable, inventory, property, plant and equipment. However, in an effort to maintain a high level of credit quality, the Company expects that the commercial real estate loans will be made to borrowers who occupy the real estate securing the loans or where a creditworthy tenant is involved.

     Although the Company expects to concentrate its lending to commercial businesses, management also anticipates that it will attract a significant amount of consumer business. Management expects that many of its retail customers will be the principals of the small and medium-sized businesses for whom a Community Banking Office will provide banking services. Management intends to emphasize "relationship banking" in order that each customer will identify and establish a comfort level with the bank officers within a Community Banking Office. Management intends to develop its retail business with individuals who appreciate a higher level of personal service, contact with their lending officer and responsive decision-making. It is further expected that most of the Company's business will be developed through its lending officers and local advisory boards of directors and by pursuing an aggressive strategy of making calls on customers throughout the market area.

  Products and Services

     The Company intends to offer and the Bank currently offers a broad array of traditional banking products and services to its customers. The proceeds from the Offering will enable the Company to infuse additional capital into the Bank which will enable the Bank to open Community Banking Offices in new markets and to expand its existing lines of products and services. The Bank currently provides products and services that are substantially similar to those set forth below. For additional information with respect to the Bank's current operations, see "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Loans. The Company intends to offer a wide range of short to long-term commercial and consumer loans. The allocation of the loans within each category may change from time to time and will be dependent upon general economic conditions. The Company does not have any predetermined division of the Bank's loan portfolio.

          Commercial. The Company expects that its commercial lending will consist primarily of commercial and industrial loans for the financing of accounts receivable, inventory, property, plant and equipment. The Company also expects to offer Small Business Administration guaranteed loans ("SBA loans") and factoring arrangements to certain of its customers. In making these loans, the Company intends to manage its credit risk by actively monitoring such measures as advance rate, cash flow, collateral value and other appropriate credit factors.

          Commercial Real Estate. The Company anticipates that it will also offer commercial real estate loans to developers of both commercial and residential properties. In making these loans, the Company intends to manage its credit risk by actively monitoring such measures as advance rate, cash flow, collateral value and other appropriate credit factors. See "-- Operations of the Holding Company -- Credit Administration."

          Residential Mortgage. The Company expects that its real estate loans will consist of residential first and second mortgage loans, residential construction loans and home equity lines of credit and term loans secured by first and second mortgages on the residences of borrowers for home improvements, education and other personal expenditures. Management expects that the Company will make mortgage loans with a variety of terms, including fixed and floating to variable rates and a variety of maturities. These loans will be made consistent with the Company's appraisal policy and real estate lending policy which will detail maximum loan-to-value ratios and maturities. Management expects that these loan-to-value ratios will be sufficient to compensate for fluctuations in the real estate market to minimize the risk of loss. Mortgage loans that do not conform to the Company's asset/liability mix policies will be sold in the secondary markets.

          Consumer Loans. The Company expects that its consumer loans will consist primarily of installment loans to individuals for personal, family and household purposes. In evaluating these loans, the Company will require its lending officers to review the borrower's level and stability of income, past credit history and the impact of these factors on the ability of the borrower to repay the loan in a timely manner. In addition, the Company will require that its banking officers maintain an appropriate margin between the loan amount and collateral value. The Company expects that many of its consumer loans will be made to the principals of the small and medium-sized businesses for whom the Community Banking Offices provide banking services.

          Credit Card and Other Loans. The Company also expects to issue credit cards to certain of its customers. In determining to whom it will issue credit cards, the Company intends to evaluate the borrower's level and stability of income, past credit history and other factors. Finally, the Company expects to make additional loans which may not be classified in one of the above categories. In making such loans, the Company will attempt to ensure that the borrower meets the Company's credit quality standards.

     For more detailed information with respect to those loans currently being offered by the Bank, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Financial Condition -- Loan Portfolio" and "-- Allowance for Loan Losses and Net Charge-Offs."

     Deposits. Management intends to offer a broad range of interest-bearing and noninterest-bearing deposit accounts, including commercial and retail checking accounts, money market accounts, individual retirement accounts, regular interest-bearing savings accounts and certificates of deposit with a range of maturity date options. Management anticipates that the primary sources of deposits will be small and medium-sized businesses and individuals within an Identified Market. In each Identified Market, senior management will have the authority to set rates within specified parameters in order to remain competitive with other financial institutions located in the Identified Market. All deposits will be insured by the FDIC up to the maximum amount permitted by law. In addition, the Company expects to implement a service charge fee schedule, similar to the one currently in place at the Bank, which will be competitive with other financial institutions in a Community Banking Office's market area, covering such matters as maintenance fees on checking accounts, per item processing fees on checking accounts, returned check charges and other similar fees.

     Specialized Consumer Services. Management intends to offer specialized products and services to its customers, such as lock boxes, travelers checks and safe deposit services.

     Courier Services. The Company expects to offer courier services to its customers. Courier services, which the Company may either provide directly or through a third party, permit the Company to provide the convenience and personalized service its customers require by scheduling pick-ups of deposits. The Company intends to offer courier services to its business customers. The Bank has received regulatory approval for, and is currently offering courier services in, the Tampa Market and expects to apply for approval in other market areas.

     Telephone and PC Banking. The Company believes that there is a strong need within its market niche for telephone banking and on-line banking with personal computers ("PC Banking"). Both services allow customers to access detailed account information, execute transactions and pay bills electronically. Management believes that these services are particularly attractive for its customers who live part-time outside of Florida as it will enable them to conduct their banking business and monitor their bank accounts from remote locations. Management of the Company believes that telephone and PC Banking will assist their Community Banking Offices in retaining customers and will also encourage its customers to maintain their total banking relationship with the Community Banking Offices. Both of these services will be provided through a third-party provider.

     Automatic Teller Machines ("ATMs"). Initially, management does not expect to establish an ATM network, as it believes its resources can be more effectively deployed elsewhere. As an alternative, management intends to make other financial institutions' ATMs available to its customers and to offer customers a certain number of free ATM transactions per month.

     Other Products and Services. The Company intends to evaluate other services such as trust services, brokerage and investment services, insurance, and other permissible activities. Management expects to introduce these services as they become economically viable.

  Operations of the Holding Company

     The Company will remain in the development stage until the consummation of the Merger and the Offering. The Company's corporate offices will be relocated to the Jacksonville Community Banking Office, when opened. The Company presently has four employees, including Mr. Hughes, Richard B. Kensler, the Chief Credit Officer, Donald D. Roberts, President of the Jacksonville Market, and an administrative assistant, all of whom work on a full-time basis for the Company.

     The Company will provide a variety of support services for each of the Community Banking Offices. These services will include back office operations, investment portfolio management, credit administration and review, human resources, training and strategic planning. By the end of 1998, the Company expects to hire a Human Resources Officer as well as a Chief Lending Officer. Until that time, Mr. Hughes will serve as the Company's Chief Lending Officer, and a human resources officer at the Bank will provide human resources support for the Company.

     The Company intends to use the Bank's facilities for its data processing, operational and back office support activities. The Community Banking Offices will utilize the operational support provided by the Bank to perform account processing, loan accounting, loan support, network administration and other functions. The Bank has developed extensive procedures for many aspects of its operations, including operating procedures manuals and audit and compliance procedures. Specific operating procedures for the Community Banking Offices have been developed from the procedures that are currently utilized by the Bank. Management believes that the Bank's existing operations and support management will be capable of providing continuing operational support for all of the Community Banking Offices.

     Outsourcing. Management of the Company believes that by outsourcing certain functions of its back room operations, it can realize greater efficiencies and economies of scale. In addition, various products and services, especially technology-related services, can be offered through third-party vendors at a substantially lower cost than the costs of developing these products internally.

     The Bank is currently utilizing M&I to provide its core data processing and certain customer products, and the Company expects to continue this contract upon consummation of the Merger. In addition to account level processing for loans and deposits, the Bank also utilizes M&I for computer network support, proof of deposit processing, on-line support, telephone and PC banking services, cash management, automated clearing house services and consulting services. See "-- Data Processing."

     Credit Administration. The Company will oversee all credit operations while still granting local authority to each Community Banking Office. The Chief Credit Officer of the Company is Richard B. Kensler who, prior to joining the Company, had served as a senior credit officer with Signet Banking Corporation since 1987. Mr. Kensler has experience in the Florida market as he served as a Relationship Manager and Special Assets Manager for Sun Banks of Florida, Inc. in Orlando from 1972 to 1980. The Company's Chief Credit

Officer will be primarily responsible for maintaining a quality loan portfolio and developing a strong credit culture throughout the entire organization. The Chief Credit Officer will be responsible for developing and updating the credit policy and procedures for the organization. In addition, he will work closely with each lending officer at the Community Banking Offices to ensure that the business being solicited is of the quality and structure that fits the Company's desired risk profile. Credit quality will be controlled through uniform compliance to credit policy. The Company's risk-decision process will be actively managed in a disciplined fashion to maintain an acceptable risk profile characterized by soundness, diversity, quality, prudence, balance and accountability.

     The Company's credit approval process will consist of specific authorities granted to the lending officers. Loans exceeding a particular lending officer's level of authority will be reviewed and considered for approval by the next level of authority. The Chief Credit Officer has ultimate credit decision-making authority, subject to review by the Chief Executive Officer and the Board of Directors. Risk management will require active involvement with the Company's customers and active management of the Company's portfolio. The Chief Credit Officer will review the Company's credit policy with the local management teams at least annually but more frequently if necessary. The results of these reviews will then be presented to the Board of Directors. The purpose of these reviews will be to attempt to ensure that the credit policy remains compatible with the short and long-term business strategies of the Company. The Chief Credit Officer will also generally require all individuals charged with risk management to reaffirm their familiarity with the credit policy annually.

CURRENT OPERATIONS OF FIRST NATIONAL BANK OF TAMPA

     The Bank commenced operations in July 1988 under the name Enterprise National Bank of Tampa, as a full service commercial bank in Tampa, Florida. In 1993, the Bank changed its name to First National Bank of Tampa. The Bank leases its facilities in the First National Plaza, located in downtown Tampa.

     The Bank offers a variety of loan products, including commercial loans, real estate loans, home equity loans, consumer/installment loans, SBA loans and credit cards. The Bank also offers a broad range of interest-bearing and noninterest-bearing deposit accounts, including commercial and retail checking accounts, money market accounts, individual retirement accounts, regular interest-bearing savings accounts and certificates of deposit. In addition, the Bank provides such consumer services as U.S. Savings Bonds, travelers checks, cashiers checks, safe deposit boxes, bank-by-mail services, direct deposit, courier service, telephone banking and PC Banking. See "-- Strategy of the Company -- Products and Services."

  History of First National Bank of Tampa

     The Bank was incorporated in 1988 under the name Enterprise National Bank of Tampa. The operating strategies and tactics employed by the former management of Enterprise National Bank of Tampa were largely unsuccessful. Loan losses, poor credit quality, low net interest margins and high overhead expenses resulted in substantial losses during the Bank's early years. In 1991, the OCC informed the Board of Directors and management of the Bank that the Bank's condition had deteriorated significantly. The OCC observed that the Bank's loan portfolio evidenced deterioration in quality, with increasing levels of delinquent and non-performing loans. Moreover, in the opinion of the OCC, the Bank's lending practices evidenced poor underwriting and ineffective loan administration. In addition, the OCC reported that the Bank's credit administration and loan review functions as well as the methodology utilized in evaluating the adequacy of the allowance for loan losses required improvement. As a consequence of the foregoing, in December 1991, the Bank was required to enter into a Formal Agreement with the OCC dated December 18, 1991, pursuant to which the Bank agreed to take certain remedial actions to improve its condition and operating performance and to address certain identified deficiencies (the "Formal Agreement"). The Formal Agreement with the OCC was terminated on July 18, 1994, due to the Bank's substantially improved condition.

     The provisions of the Formal Agreement prescribed the corrective actions and remedial measures deemed necessary by the OCC to correct deficiencies and regulatory violations in the Bank and return it to a safe and sound condition. Among the provisions of the Formal Agreement were requirements to formalize the compliance process, implement a strategic plan, formulate certain policies and procedures and maintain certain capital levels.

     In 1992, the Board of Directors of the Bank, as a result of the Bank's financial difficulties, effected a substantial reorganization of the key management positions through the hiring of John S. McMullen as President and Chief Executive Officer and T. Edwin Stinson, Jr. as acting Chief Financial Officer. Since the reorganization, the Bank's management team has remained relatively unchanged.

     The Bank suffered significant loan problems in the years 1988 through 1992. Net charge-offs due to nonperforming loans were approximately $2.6 million. Lending policies and procedures were revised in 1992 as part of the reorganization and the addition of the new management team. The Bank's lending activities were refocused on the small business sector while avoiding speculative real estate and other higher risk credits. The Bank's current portfolio primarily consists of commercial and commercial real estate loans including SBA loans. Currently, problem loans represent a negligible portion of the Bank's total loans.

     In 1993, as required by the Formal Agreement, the Bank raised $1.6 million in equity capital through an offering of its common stock (the "1993 Offering"). The 1993 Offering was completed in November 1993. In spite of this infusion of additional capital, the Bank's growth since the 1993 Offering has been limited by its capital, and Bank management has primarily focused on increasing its capital. On July 18, 1994, after successfully recapitalizing the Bank in November 1993, restructuring the Board and management and significantly improving the Bank's performance and asset quality of the loan portfolio, the Board was notified by the OCC that the Formal Agreement was terminated.

ASSET/LIABILITY MANAGEMENT

     The objective of the Company and Bank is to manage assets and liabilities to provide a satisfactory level of consistent operating profitability within the framework of established liquidity, loan, investment, borrowing and capital policies. The Chief Operating Officer of the Bank is primarily responsible for monitoring policies and procedures that are designed to maintain an acceptable composition of the asset/liability mix while adhering to prudent banking practices. The overall philosophy of management is to support asset growth primarily through growth of core deposits. Management intends to continue to invest the largest portion of the Bank's earning assets in commercial, industrial and commercial real estate loans.

     The Bank's asset/liability mix is monitored on a daily basis, with monthly reports presented to the Bank's Board of Directors. The objective of this policy is to control interest-sensitive assets and liabilities so as to minimize the impact of substantial movements in interest rates on the Bank's earnings. Management of the Company intends to maintain an asset/liability mix policy similar to the Bank's current policy. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Financial
Condition -- Interest Rate Sensitivity and Liquidity Management."

COMPETITION

     Competition among financial institutions in Florida and the Identified Markets is intense. The Company and the Bank will compete with other bank holding companies, state and national commercial banks, savings and loan associations, consumer finance companies, credit unions, securities brokerages, insurance companies, mortgage banking companies, money market mutual funds, asset-based non-bank lenders and other financial institutions. Many of these competitors have substantially greater resources and lending limits, larger branch networks and are able to offer a broader range of products and services than the Company and the Bank.

     Various legislative actions in recent years have led to increased competition among financial institutions. As a result of such actions, most barriers to entry to the Florida market by out-of-state financial institutions have been eliminated. Recent legislative and regulatory changes and technological advances have enabled customers to conduct banking activities without regard to geographic barriers through computer and telephone-based banking and similar services. In addition, with the enactment of the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 and other laws and regulations affecting interstate bank expansion, financial institutions located outside of the State of Florida may now more easily enter the markets currently and proposed to be served by the Company and the Bank. There can be no assurance that the United States Congress or the Florida Legislature or the applicable bank regulatory agencies will not enact legislation or promulgate rules that may further increase competitive pressures on the Company. The Company's failure to compete effectively for deposit, loan and other banking customers in its market areas could have a material adverse effect on the Company's business, future prospects, financial condition or results of operations. See "-- Strategy of the Company -- Market Expansion."

DATA PROCESSING

     The Bank currently has an agreement with M&I to provide its core processing and certain customer products, and the Company expects to continue this contract upon consummation of the Merger. The Company believes that M&I will be able to provide state-of-the-art data processing and customer service-related processing at a competitive price to support the Company's future growth. The Company believes the M&I contract to be adequate for its business expansion plans. See "Risk Factors -- Impact of Technological Advances; Upgrade to Company's Internal Systems," "-- Year 2000" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

FACILITIES

     The Company's offices are located at 4110 Southpoint Boulevard, Suite 212, Southpoint Square II, Jacksonville, Florida 32216. The Company's offices will be relocated to the Jacksonville Community Banking Office, when opened. Initially, it is expected that the bulk of the Company's operations will be conducted from the Bank's offices in Tampa, utilizing the Bank's existing personnel.

     The Bank's offices are located at 100 West Kennedy Boulevard, Tampa, Florida 33602. The Bank occupies approximately 8,400 square feet in the building. Should the Bank require additional space for expansion, the Bank also has options for additional space at a pre-determined lease rate.

EMPLOYEES

     The Company presently employs four persons on a full-time basis. The Company will hire additional persons as needed to support its growth.

     The Bank presently employs 26 persons on a full-time basis and three persons on a part-time basis, including ten officers. The Bank will hire additional persons as needed, including additional tellers and financial service representatives.

LEGAL PROCEEDINGS

     From time to time, the Company and the Bank may be involved in litigation relating to claims arising out of operations in the normal course of business. As of the date of this Prospectus, neither the Company nor the Bank is engaged in any legal proceedings that are expected, individually or in the aggregate, to have a material effect on the Company or the Bank.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

THE COMPANY

     The Company was incorporated on October 15, 1997 to acquire or establish a bank in Florida. Prior to the consummation of the Merger, the Company will have no operating activities. The Merger will be consummated immediately prior to the closing of the Offering. Upon consummation of the Merger, the Bank's shareholders will own greater than 50% of the outstanding Common Stock of the Company, excluding the issuance of the shares in connection with the Offering. Accordingly, the Merger will be accounted for as if the Bank had acquired the Company, the financial statements of the Bank will become the historical financial statements of the Company and no goodwill will be recorded as a result of the Merger.

     The Company has funded its start-up and organization costs through the sale of units, consisting of Common Stock, Preferred Stock and warrants to purchase shares of Common Stock. As the Company had no operations during 1997 and had no equity and de minimis assets and liabilities at December 31, 1997, the Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company as of December 31, 1997 and for the period then ended, is not relevant and therefore is not included herein.

THE BANK

     Management believes that the acquisition of the Bank will enable the Company to implement its strategy in the Tampa market area and provide a platform for further expansion into other Identified Markets. The purpose of the following discussion is to focus on significant changes in the results of operations and the financial condition of the Bank during the three years ended December 31, 1997, 1996 and 1995. This discussion and analysis is intended to supplement information contained in the accompanying consolidated financial statements and the selected financial data and other financial information presented elsewhere in this Prospectus.

SUMMARY

     The Bank's net income for 1997 decreased $8,000 or 2.0% to $376,000 from $384,000 in 1996. Net income for 1996 increased $28,000 or 7.7% from the 1995 net income of $356,000. Basic earnings per share was $.21 for both 1997 and 1996 and diluted earnings per share, which reflects the dilutive effect of outstanding options, was $.19 per share for 1997, compared to $.20 for 1996. These earnings per share amounts are based upon the Bank's historical weighted average number of shares outstanding and do not reflect any pro forma adjustments relating to the Offering or the exchange of shares upon consummation of the Merger.

     The decrease in net income from 1996 to 1997 was primarily attributable to a decrease in noninterest income and increases in noninterest expense and the provision for income taxes, all of which were partially offset by an increase in net interest income. Net interest income increased to $2.0 million in 1997 from $1.7 million in 1996, an increase of 15.1%. Noninterest income decreased 2.5% to $504,000 in 1997 from $517,000 in 1996. Noninterest expense increased to $1.8 million in 1997 from $1.6 million in 1996, an increase of 15.2%. The provision for income taxes increased to $232,000 in 1997 from $217,000 in 1996, an increase of 7.0%.

     As a result of poor operating performance from the Bank's inception in 1988 through 1994, the Bank generated approximately $8.5 million in net operating loss carryforwards. As of December 31, 1997, the Bank had $7.0 million in net operating loss carryforwards remaining to be utilized and net deferred tax assets of $2.4 million. At December 31, 1997, the Bank assessed its earnings history and trends over the past three years, its estimate of future earnings, and the expiration dates of the loss carryforwards and determined that it was more likely than not that the deferred tax assets will be realized. Accordingly, no valuation allowance was required at December 31, 1997 resulting in net deferred tax assets of $2.4 million and a corresponding increase to additional paid-in capital. See "-- Provision for Income Taxes."

     Total assets at December 31, 1997 were $60.4 million, an increase of $4.9 million, or 8.8%, over the prior year. Total loans increased 6.6% to $33.8 million at December 31, 1997, from $31.7 million at December 31,

1996. Total deposits remained relatively constant at $45.5 million. Shareholders' equity increased to $6.3 million in 1997 from $3.3 million at December 31, 1996. This increase was attributable to retained net income, the decrease in the deferred tax asset valuation allowance and an increase in unrealized gains in available for sale investment securities.

     The earnings performance of the Bank is reflected in the calculations of net income as a percentage of average total assets ("Return on Average Assets") and net income as a percentage of average shareholders' equity ("Return on Average Equity"). During 1997, the Return on Average Assets and Return on Average Equity were .70% and 10.62%, respectively, compared to .85% and 13.18%, respectively, during 1996. The Bank's ratio of total equity to total assets increased to 10.45% at December 31, 1997 from 5.89% at December 31, 1996, primarily as a result of the elimination of the deferred tax asset valuation allowance.

RESULTS OF OPERATIONS

  Net Interest Income

     The following table sets forth, for the periods indicated, certain information related to the Bank's average balance sheet, its yields on average earning assets and its average rates on interest-bearing liabilities. Such yields and rates are derived by dividing income or expense by the average balance of the corresponding assets or liabilities. Average balances have been derived from the daily balances throughout the periods indicated.

                                                                  YEAR ENDED DECEMBER 31,
                                                 ---------------------------------------------------------
                                                            1997                          1996
                                                 ---------------------------   ---------------------------
                                                           INTEREST                      INTEREST
                                                 AVERAGE   INCOME/    YIELD/   AVERAGE   INCOME/    YIELD/
                                                 BALANCE   EXPENSE     RATE    BALANCE   EXPENSE     RATE
                                                 -------   --------   ------   -------   --------   ------
                                                                  (DOLLARS IN THOUSANDS)
                                                  ASSETS
Earning assets:
  Loans, net of deferred loan fees(1)..........  $34,264    $3,353     9.79%   $29,519    $2,890     9.79%
  Investment securities(2).....................    9,971       583     5.85      7,740       460     5.95
  Federal funds sold...........................    7,398       366     4.94      5,778       264     4.56
                                                 -------    ------             -------    ------
          Total earning assets.................   51,633     4,302     8.33     43,037     3,614     8.40
Cash and due from banks........................    2,092                         1,684
Premises and equipment, net....................      500                           516
Other assets...................................      342                           309
Allowance for loan losses......................     (478)                         (391)
                                                 -------                       -------
          Total assets.........................  $54,089                       $45,155
                                                 =======                       =======
                                   LIABILITIES AND SHAREHOLDERS' EQUITY
Interest-bearing liabilities:
  Interest-bearing demand deposits.............  $ 2,894    $   73     2.52%   $ 2,943    $   74     2.52%
  Savings deposits.............................    5,707       273     4.77      3,941       184     4.66
  Money market deposits........................    1,511        38     2.51      1,360        34     2.50
  Certificates of deposit of $100,000 or
     more......................................   10,530       585     5.55      8,128       436     5.36
  Other time deposits..........................   18,974     1,107     5.84     17,831     1,017     5.70
  Repurchase agreements........................    3,957       178     4.50      2,589       108     4.19
  Other borrowed funds.........................      949        42     4.44        420        19     4.49
                                                 -------    ------             -------    ------
          Total interest-bearing liabilities...   44,522     2,296     5.16     37,212     1,872     5.03
                                                 -------    ------             -------    ------
Noninterest-bearing demand deposits............    5,729                         4,805
Other liabilities..............................      298                           226
Shareholders' equity...........................    3,540                         2,912
                                                 -------                       -------
          Total liabilities and shareholders'
            equity.............................  $54,089                       $45,155
                                                 =======                       =======
Net interest income............................             $2,006                        $1,742
                                                            ======                        ======
Net interest spread............................                        3.17%                         3.37%
Net interest margin............................                        3.89%                         4.05%

---------------

(1) During 1997 and 1996, all loans were accruing interest. Loan amounts are net of deferred loan fees which were $94,000 in 1997 and $62,000 in 1996.
(2) The yield on investment securities is computed based upon the average balance of investment securities at amortized cost and does not reflect the unrealized gains or losses on such investments.

     Net interest income is the principal component of a financial institution's income stream and represents the difference or spread between interest and certain fee income generated from earning assets and the interest expense paid on deposits and other borrowed funds. Fluctuations in interest rates, as well as volume and mix changes in earning assets and interest-bearing liabilities, can materially impact net interest income. The Bank had no investments in tax-exempt securities during 1997, 1996 and 1995. Accordingly, no adjustment is necessary to facilitate comparisons on a taxable equivalent basis.

     Net interest income increased 15.1% to $2.0 million in 1997 from $1.7 million in 1996. This increase in net interest income can be attributed to the growth in average earning assets, partially offset by the growth in time deposits and short-term borrowings and by lower margins. The trend in net interest income is commonly evaluated using net interest margin and net interest spread. The net interest margin, or net yield on average earning assets, is computed by dividing fully taxable equivalent net interest income by average earning assets. The net interest margin decreased 16 basis points to 3.89% in 1997 on average earning assets of $51.6 million from 4.05% in 1996 on average earning assets of $43.0 million. This change is primarily due to a seven basis point decrease in the average yield on earning assets to 8.33% in 1997 from 8.40% in 1996 and a 13 basis point increase in the average rate paid on interest-bearing liabilities to 5.16% in 1997 from 5.03% in 1996. The decreased yield on earning assets was primarily the result of lower market rates on investment securities. The increase in the cost of interest-bearing liabilities is attributable to an increase in rates on time deposits, savings deposits and repurchase agreements.

     Net interest income increased $279,000, or 19.1%, to $1.7 million in 1996 from $1.5 million in 1995. This increase in net interest income is attributable to the growth in average earning assets, partially offset by the growth in interest-bearing liabilities and by lower margins. Net interest margin decreased eight basis points to 4.05% in 1996 on average earning assets of $43.0 million from 4.13% in 1995 on average earning assets of $35.5 million. Management attributes this decrease in the net interest margin to higher rates on interest-bearing liabilities, which were partially offset by higher yields on earning assets, resulting from higher market rates.

     The net interest spread decreased 20 basis points to 3.17% in 1997 from the 1996 net interest spread of 3.37%, as the cost of interest-bearing liabilities increased 13 basis points and the yield on average earning assets decreased seven basis points. The net interest spread measures the absolute difference between the yield on average earning assets and the rate paid on average interest-bearing sources of funds. The net interest spread eliminates the impact of noninterest-bearing funds and gives a direct perspective on the effect of market interest rate movements. This measurement allows management to evaluate the variance in market rates and adjust rates or terms as needed to maximize spreads.

     The net interest spread decreased 13 basis points to 3.37% in 1996 from a net interest spread of 3.50% in 1995. The decrease resulted from an increase in the yield on average earning assets of 12 basis points offset by a 25 basis point increase in the cost of average interest-bearing liabilities.

     During recent years, the net interest margins and net interest spreads have been under pressure, due in part to intense competition for funds with non-bank institutions and changing regulatory supervision for some financial intermediaries. The pressure was not unique to the Bank and was experienced by the banking industry nationwide.

     To counter potential declines in the net interest margin and the interest rate risk inherent in the balance sheet, the Bank adjusts the rates and terms of its interest-bearing liabilities in response to general market rate changes and the competitive environment. The Bank monitors Federal funds sold levels throughout the year, investing any funds not necessary to maintain appropriate liquidity in higher yielding investments such as short-term U.S. government and agency securities. The Bank will continue to manage its balance sheet and its interest rate risk based on changing market interest rate conditions.

  Rate/Volume Analysis of Net Interest Income

     The table below presents the changes in interest income and interest expense attributable to volume and rate changes between 1996 and 1997. The effect of a change in average balance has been determined by applying the average rate in 1996 to the change in average balance from 1996 to 1997. The effect of change in rate has been determined by applying the average balance in 1996 to the change in the average rate from 1996 to 1997. The net change attributable to the combined impact of the volume and rate has been allocated to both components in proportion to the relationship of the absolute dollar amounts of the change in each.

                                                                YEAR ENDED DECEMBER 31, 1997
                                                                       COMPARED WITH
                                                                     DECEMBER 31, 1996
                                                              --------------------------------
                                                               INCREASE (DECREASE)
                                                                     DUE TO:
                                                              ---------------------
                                                               VOLUME    YIELD/RATE    TOTAL
                                                              --------   ----------   --------
Interest Earned On:
  Taxable securities........................................  $123,712    $   (443)   $123,269
  Federal funds sold........................................    78,715      23,391     102,106
  Net loans.................................................   462,537          --     462,537
                                                              --------    --------    --------
          Total earning assets..............................   664,964      22,948     687,912
                                                              --------    --------    --------
Interest Paid On:
  Money market deposits.....................................     2,327         391       2,718
  Savings deposits..........................................    84,389       4,445      88,834
  Time deposits.............................................   202,423      37,047     239,470
  Repurchase agreements.....................................    61,268       8,575      69,843
  Other borrowed funds......................................    23,434        (213)     23,221
                                                              --------    --------    --------
          Total interest-bearing liabilities................   373,841      50,245     424,086
                                                              --------    --------    --------
          Net interest income...............................  $291,123    $(27,297)   $263,826
                                                              ========    ========    ========

  Provision for Loan Losses

     The provision for loan losses is the expense of providing an allowance or reserve for anticipated future losses on loans. The amount of the provision for each period is dependent upon many factors, including loan growth, net charge-offs, changes in the composition of the loan portfolio, delinquencies, management's assessment of loan portfolio quality, the value of loan collateral and general business and economic conditions.

     The provision for loan losses charged to operations in both 1997 and 1996 was $60,000. Management's analysis of the allowance for loan losses during 1997 and 1996 indicated no material changes in the quality of the loan portfolio, economic outlook or other factors generally considered by management. Accordingly, the provision for loan losses for 1997 and 1996 were generally due to increases in the amount of loans outstanding.

     The provision for loan losses charged to operations was $60,000 in 1996 compared to a benefit (a reduction in the allowance for loan losses) of $138,000 in 1995. The benefit in 1995 was a result of the improvement in the Bank's loan charge-off experience, the level of problem loans, the current and anticipated economic conditions, and other factors generally considered by management in determining the adequacy of the allowance for loan losses. For additional information regarding provision for loan losses, charge-offs and allowance for loan losses, see "-- Financial Condition -- Asset Quality."

  Noninterest Income

     Noninterest income consists of revenues generated from a broad range of financial services, products and activities, including fee-based services, service fees on deposit accounts and other activities. In addition, gains realized from the sale of the guaranteed portion of SBA loans, other real estate owned, and available for sale investments are included in noninterest income.

     Noninterest income decreased 2.5% to $504,000 in 1997 from $517,000 in 1996. This change resulted from a small decrease in the amount of service fees on deposits and lower gains on the sale of the guaranteed portion of SBA loans. Service fees on deposits decreased 2.0% to $325,000 in 1997 from $331,000 in 1996 due to a decrease in insufficient funds and returned check fees resulting from the closure of certain commercial deposit accounts in 1997 that consistently carried insufficient funds on deposit. Gains on sales of the guaranteed portion of SBA loans decreased 31.1% to $95,000 in 1997 from $138,000 in 1996 due to a reduction in the principal amount of such loans sold. During 1997, the Bank sold $1.1 million principal balance of SBA loans of which $1.0 million were originated in 1997, compared to $1.7 million of loans sold in 1996 of which $1.0 million were originated in 1996. Other income, which includes various recurring noninterest income items such as travelers checks fees and safe deposit box fees, increased 53.2% to $76,000 in 1997 from $50,000 in 1996.

     Noninterest income increased 37.7% to $517,000 in 1996 from $375,000 in 1995. This increase resulted primarily from higher service fees on deposits and higher gains on the sales of the guaranteed portion of SBA loans, partially offset by lower gains on sale of available for sale investments and other real estate owned. Deposit volume growth increased fees on deposits 34.8% to $331,000 in 1996 from $246,000 in 1995. Gains on sales of the guaranteed portion of SBA loans increased 229.6% to $138,000 in 1996 from $42,000 in 1995 due to an increase in the principal amount of loans sold. In 1996, the Bank sold $1.7 million principal balance of loans of which $1.0 million were originated in 1996, compared to $529,000 of loans sold in 1995 of which $186,000 were originated in 1995. In 1996, there was a small loss on sale of available for sale investments, but in 1995, gain on sale of available for sale investments and other real estate owned totaled $23,000. Other income decreased 21.9% to $50,000 in 1996 from $64,000 in 1995.

     The following table presents an analysis of the noninterest income for the periods indicated with respect to each major category of noninterest income:

                                                                       % CHANGE    % CHANGE
                                                  1997   1996   1995   1997-1996   1996-1995
                                                  ----   ----   ----   ---------   ---------
                                                            (DOLLARS IN THOUSANDS)
Service fees....................................  $325   $331   $246      (2.0)%      34.8%
Gain on sale of loans...........................    95    138     42     (31.1)      229.6
Gains/(loss) on sale of available for sale
  investment securities, net....................     8     (2)    13       N/A         N/A
Gain on sale of other real estate owned.........    --     --     10       N/A         N/A
Other...........................................    76     50     64      53.2       (21.9)
                                                  ----   ----   ----
          Total.................................  $504   $517   $375      (2.5)%      37.7%
                                                  ====   ====   ====

  Noninterest Expense


     Noninterest expense increased 15.2% to $1.8 million in 1997 from $1.6 million in 1996. Management attributes this increase to an increase in personnel expense, occupancy expense, data processing expense and other operating expenses. Salaries and benefits increased 14.5% to $999,000 in 1997 from $872,000 in 1996. This increase is attributable to an increase of $41,000 due to an increase in the Bank's administrative lending staff, additional incentive awards of $23,000 under an expanded officer incentive program, increases of $17,000 in the cost of employee's group insurance and normal salary increases. Occupancy and equipment expense increased 12.9% to $256,000 in 1997 from $227,000 in 1996 primarily as a result of the addition of 967 square feet of leased space for the Bank's SBA department at an annualized cost of $11,000. Data processing expense increased 22.9% to $93,000 in 1997 from $75,000 in 1996. This increase in data processing expense is primarily attributable to the growth in loan and deposit transactions and the addition of new services. Other operating expenses increased 16.6% to $494,000 in 1997 from $423,000 in 1996. The increase in other operational expenses is attributable primarily to an increase of $26,000 in FDIC insurance premiums associated with deposit growth, an increase of $18,000 in directors' fees and increases in SBA expenses of $28,000 related to the liquidation and collection of problem loans.

     Noninterest expense remained constant at $1.6 million in 1996 and 1995. Increases in personnel costs and data processing expense were offset by decreases in occupancy and equipment expense and other operating expenses. Salaries and benefits expense increased 11.2% to $872,000 in 1996 from $784,000 in 1995. This increase resulted from the normal salary increases and an increase in the Bank's lending staff. Occupancy and equipment expense decreased 23.2% to $227,000 in 1996 from $296,000 in 1995 due to cost savings which were realized upon the Bank's relocation of its permanent banking facilities on July 1, 1995. Data processing expense increased 21.4% to $75,000 in 1996 from $62,000 in 1995. Other operating expenses decreased 11.5% to $424,000 in 1996 from $479,000 in 1995. The decrease in operating expenses is attributed primarily to a reduction of $38,000 in FDIC insurance premiums and a loss of $55,000 during 1995 relating to the write off of leasehold improvements and disposition of furniture and equipment associated with the Bank's relocation, which were partially offset by an increase of $19,000 in data processing expense and an increase of $23,000 in directors' fees.

     The following table presents an analysis of the noninterest expense for the periods indicated with respect to each major category of noninterest expense:


                                                                       % CHANGE      % CHANGE
                                            1997     1996     1995    1997 - 1996   1996 - 1995
                                           ------   ------   ------   -----------   -----------
                                                          (DOLLARS IN THOUSANDS)
Salaries and benefits....................  $  999   $  873   $  784      14.5%          11.2%
Occupancy and equipment..................     256      227      296      12.9          (23.2)
Data processing..........................      93       75       62      22.9           21.4
Other....................................     494      423      479      16.6          (11.5)
                                           ------   ------   ------      ----          -----
          Total..........................  $1,842   $1,598   $1,621      15.2%          (1.4)%
                                           ======   ======   ======


  Provision for Income Taxes

     The provision for income taxes increased to $232,000 for 1997 from $217,000 for 1996, reflecting an effective tax rate of 38.2% for 1997, compared to an effective tax rate of 36.1% for 1996. The increase in the effective tax rate is due to the effect of a higher level of nondeductible expenses in 1997 over 1996. The Bank paid no income taxes during 1997 and 1996 due to the availability of net operating loss carryforwards. The provision for income taxes for 1997 and 1996 represents deferred income taxes.

     Certain income and expense items are recognized in different periods for financial reporting purposes and for income tax return purposes. Deferred income tax assets and liabilities reflect the differences between the values of certain assets and liabilities for financial reporting purposes and for income tax purposes, computed at the current tax rates. Deferred income tax expense is computed as the change in the Bank's deferred tax assets, net of deferred tax liabilities and the valuation allowance. The Bank's deferred income tax assets consist principally of net operating loss carryforwards. A deferred tax valuation allowance is established if it is more likely than not that all or a portion of the deferred tax assets will not be realized.

     The Bank reported losses from operations each year from the Bank's inception in 1988 through 1994. These losses primarily resulted from loan losses and high overhead costs. Management of the Bank was replaced during 1992 and additional capital of $1.6 million was raised through a private placement of common stock during 1993. Largely as a result of these changes, the Bank became profitable in 1995. In order to reflect this fresh start, the Bank elected to restructure its capital accounts through a quasi-reorganization. A quasi-reorganization is an accounting procedure that allows a company to restructure its capital accounts to remove an accumulated deficit without undergoing a legal reorganization. Accordingly, the Bank charged against additional paid-in capital its accumulated deficit of $8.1 million at December 31, 1995. As a result of the quasi-reorganization, the future benefit from the utilization of the net operating loss carryforwards generated prior to the date of the quasi-reorganization was required to be accounted for as an increase to additional paid-in capital. Such benefits are not considered to have resulted from the Bank's results of operations subsequent to the quasi-reorganization.

     As of December 31, 1997, the Bank had $7.0 million in net operating loss carryforwards available to reduce future taxable earnings, which resulted in net deferred tax assets of $2.4 million. These net operating loss carryforwards will expire in varying amounts in the years 2004 through 2009 unless fully utilized by the Bank.

     Prior to 1997, because of the uncertain nature of the Bank's earnings, the Bank recorded a valuation allowance equal to the full amount of the deferred tax assets. At December 31, 1997, the Bank assessed its earnings history and trends over the past three years, its estimate of future earnings, and the expiration dates of the net operating loss carryforwards and determined that it was more likely than not that the benefit of the deferred tax assets will be realized. Accordingly, no valuation allowance was required at December 31, 1997, and the elimination of the valuation allowance of $2.4 million has been reflected as an increase to additional paid-in capital.

     The following table presents the components of net deferred tax assets:

                                                                 AS OF DECEMBER 31,
                                                              ------------------------
                                                               1997     1996     1995
                                                              ------   ------   ------
                                                               (DOLLARS IN THOUSANDS)
Deferred tax assets.........................................  $2,525   $2,729   $2,951
Deferred tax liabilities....................................     105       85      108
Valuation allowance.........................................      --    2,644    2,843
                                                              ------   ------   ------
Net deferred tax assets.....................................  $2,420   $   --   $   --
                                                              ======   ======   ======

     No provision for income taxes was recorded in 1995 due to the benefit of the utilization of net operating loss carryforwards prior to the Bank's quasi-reorganization.

     The utilization of the net operating loss carryforwards reduces the amount of the related deferred tax asset by the amount of such utilization at the current enacted tax rates. Other deferred tax items resulting in temporary differences in the recognition of income and expenses such as the allowance for loan losses, loan fees, accumulated depreciation and cash to accrual adjustments will fluctuate from year-to-year.

     As a result of the elimination of the deferred tax valuation allowance, the Bank recognized the full benefit of the deferred tax assets at December 31, 1997. Accordingly, the Bank will record a provision for income taxes in future periods that includes a current and deferred income tax component. The deferred income tax provision will reflect the benefit of the utilization of the net operating loss carryforwards.

     Subsequent to the completion of the Merger, the Bank's operating results will be included in the Company's consolidated income tax returns. As a result of the Merger, the Company will have the use of the Bank's net operating loss carryforwards. However, the portion of the Bank's net operating loss carryforwards which will be usable each year by the Company will be limited under provisions of Section 382 of the Internal Revenue Code relating to the change in control. The annual limitation is based upon the purchase price of the Bank multiplied by the applicable Long-Term Tax-Exempt Rate (as defined in the Internal Revenue Code) at the date of acquisition. Based upon the applicable Long-Term Tax-Exempt Rate for March 1998 acquisitions, this annual limitation would be approximately $700,000. Management believes it is more likely than not that following the Merger, the Bank will produce sufficient taxable income to allow the Company to fully utilize the Bank's net operating loss carryforwards prior to their expiration.

  Net Income

     Net income decreased 2.0% to $376,000 in 1997 from $384,000 in 1996. Net income decreased primarily as a result of a decrease in noninterest income, and increases in noninterest expense and the provision for income taxes, all of which were partially offset by an increase in net interest income. Basic earnings per share was $.21 for both 1997 and 1996.

     Return on Average Assets decreased 15 basis points to .70% in 1997 from .85% in 1996. The decrease in the Return on Average Assets resulted primarily from an increase in average assets and a decrease in net interest margin. Average assets increased 19.8%, or $8.9 million to $54.1 million in 1997 from $45.2 million in

1996. The net interest margin decreased 16 basis points to 3.89% in 1997 from 4.05% in 1996. The growth in average assets from 1996 to 1997 included $3.9 million in investments securities and Federal funds sold and was partially funded by a $1.9 million growth in repurchase agreements and other borrowed funds during the same period. The net interest spread between these assets and liabilities is substantially less than the spread between loans and deposits.

     Return on Average Equity decreased 256 basis points to 10.62% in 1997 from 13.18% in 1996. The decrease in the Return on Average Equity resulted primarily from a decrease in net income and an increase in average shareholders equity. Average shareholders' equity increased $600,000, or 21.6% to $3.5 million in 1997 from $2.9 million in 1996.

     Net income increased 7.7% to $384,000 in 1996 from $356,000 in 1995. The increase in net income for the year ended December 31, 1996, was attributable to an increase in net interest income, an increase in noninterest income, and a decrease in noninterest expense, which were partially offset by an increase in the provision for income taxes. Basic earnings per share was $.21 for 1996 and $.20 for 1995.

     Return on Average Assets decreased ten basis points to .85% in 1996 from .95% in 1995. The decrease in the Return on Average Assets resulted primarily from an increase in average assets and an increase in the provision for income taxes. Average assets increased $7.7 million, or 20.4% to $45.2 million in 1996 from $37.5 million in 1995. The provision for income taxes was $217,000 in 1996. The Bank did not record a provision for income taxes in 1995. See "-- Results of Operations -- Provision for Income Taxes."

     Return on Average Equity decreased 167 basis points to 13.18% in 1996 from 14.85% in 1995. The decrease in Return on Average Equity resulted from an increase in net income which was offset by an increase in average shareholders' equity. Average equity increased $500,000, or 21.4% to $2.9 million in 1996 from $2.4 million in 1995.

FINANCIAL CONDITION

  Earning Assets

     Average earning assets increased 20.0% to $51.6 million in 1997 from $43.0 million in 1996. During 1997, loans, net of deferred loan fees, represented 66.4%, investment securities comprised 19.3% and Federal funds sold comprised 14.3% of average earning assets. In 1996, loans, net of deferred loan fees, comprised 68.6%, investment securities comprised 18.0% and Federal funds sold comprised 13.4% of average earning assets. The variance in the mix of earning assets is primarily attributable to an increase in investment securities needed to pledge against the increase in repurchase agreements. The Bank manages its securities portfolio to minimize interest rate fluctuation risk and to provide liquidity.

     In 1997, growth in earning assets was funded primarily through an increase in time deposits, savings deposits, repurchase agreements, other borrowed funds and an increase in retained earnings.

  Loan Portfolio

     The Bank's total loans outstanding increased 6.6% to $33.8 million as of December 31, 1997 from $31.7 million as of December 31, 1996. Loan growth for 1997 was funded primarily through growth in average deposits. The growth in the loan portfolio primarily was a result of an increase in commercial and commercial real estate loans of $2.9 million, or 11.6%, from December 31, 1996 to 1997. Average total loans in 1997 were $34.4 million, $559,000 greater than the year end balance of $33.8 million due to the maturity and payoff of certain construction loans prior to year end. The Bank engages in a full complement of lending activities, including commercial, real estate construction, real estate mortgage, home equity, installment loans, SBA guaranteed loans and credit card loans.

     The following table presents various categories of loans contained in the Bank's loan portfolio for the periods indicated, the total amount of all loans for such periods, and the percentage of total loans represented by each category for such periods:

                                                               AS OF DECEMBER 31,
                                                       ----------------------------------
                                                            1997               1996
                                                       ---------------    ---------------
                                                                 % OF               % OF
                                                       BALANCE   TOTAL    BALANCE   TOTAL
                                                       -------   -----    -------   -----
                                                             (DOLLARS IN THOUSANDS)
TYPE OF LOAN
Commercial real estate...............................  $15,281   45.2%    $13,078   41.2%
Commercial...........................................   13,158   38.9      12,413   39.2
Residential mortgage.................................    3,269    9.7       3,953   12.5
Consumer.............................................    1,222    3.6       1,423    4.5
Credit cards and other...............................      869    2.6         838    2.6
                                                       -------   ----     -------   ----
          Total loans................................   33,799    100%     31,705    100%
                                                                 ====               ====
Net deferred loan fees...............................      (79)               (78)
                                                       -------            -------
          Loans, net of deferred loan fees...........   33,720             31,627
Allowance for loan losses............................     (481)              (432)
                                                       -------            -------
          Net loans..................................  $33,239            $31,195
                                                       =======            =======

     Commercial Real Estate. Commercial real estate loans consist of loans secured by owner-occupied commercial properties, income producing properties and construction and land development. The Bank's underwriting guidelines generally require a minimum of 20% equity on all commercial real estate transactions. Loan-to-value ratios are normally supported by a current appraisal performed by an appraiser which has been pre-approved and engaged by the Bank. These appraisals are typically updated at the time of the renewal of the credit, if the terms of the loan are amended, or if the Bank believes that there has been a substantial negative change in the value or condition of the collateral. Property insurance, both standard hazard and flood, if applicable, is required on all transactions where the Bank is relying on the value of the collateral to support the loan. In the large majority of credits, the Bank requires that the principals or owners of the borrowing entity guarantee the credit including the personal guarantees of the corporate officers or partners. It is the Bank's policy to maintain current financial information, including verification of income on all borrowers and guarantors. At December 31, 1997, commercial real estate loans represented 45.2% of outstanding loan balances, compared to 41.2% at December 31, 1996. The increase in this category of loans is due to increased emphasis on these real estate collateralized loans which generally have a higher yield than residential real estate loans.

     Commercial. This category of loans includes loans made to individual, partnership or corporate borrowers, and obtained for a variety of business purposes. Generally these loans are secured by accounts receivable, marketable securities, deposit accounts, equipment and other fixed assets. Loan-to-value ratios range from 50% for loans secured by inventory to 100% for loans secured by deposit accounts of the Bank. Each category of commercial loans has been assigned a level of acceptable loan-to-value ratios and specific requirements for determination of value and monitoring of collateral levels and values. Property insurance, both standard hazard and flood, if applicable, is required on all transactions where the Bank is relying on the value of the collateral to support the loan. The Bank generally requires that the principals or owners of the borrowing entity guarantee the credit including the personal guarantees of the corporate officers or partners. The Bank's policy requires that current financial information, including verification of income, be maintained on all borrowers and guarantors with the only exception of loans secured by Bank deposit accounts. At December 31, 1997, commercial loans represented 38.9% of outstanding loan balances, compared to 39.2% at December 31, 1996.

     Residential Mortgage. The Bank's residential mortgage loans consist of loans secured by first and second mortgages and loans for the construction of residential properties. Loan-to-value ratios generally do not exceed 80% of the appraised value of the collateral and are determined by an appraisal performed by an appraiser approved and engaged by the Bank. The Bank does not engage in home equity lending where the total debt securing the property exceeds the current appraised value of the collateral less an acceptable margin. Property insurance, both standard hazard and flood, if applicable, is required on all transactions where the Bank is relying on the value of the collateral to support the loan. The Bank generally requires that all owners of the property guarantee the debt and provide current financial and income information at the time of application. At December 31, 1997, residential mortgage loans represented 9.7% of outstanding loan balances, compared to 12.5% at December 31, 1996. This decrease is due to the maturity and repayment of low-income housing construction loans originated during 1996 under government agency supported programs.

     Consumer. The Bank's consumer loans consist primarily of installment loans to individuals for personal, family and household purposes, education and other personal expenditures. The Bank offers a full range of consumer loan products, however, management has not actively solicited consumer loans due to the below market pricing currently offered by non-bank competitors. The Bank's consumer loan portfolio primarily consists of loans made to consumers affiliated with a commercial depositor or borrower. The Bank requires standard property insurance on collateral securing consumer loans as well as financial information on the borrowers and guarantors. At December 31, 1997, consumer loans represented 3.6% of outstanding loan balances, compared to 4.5% at December 31, 1996. The decrease in consumer loans is attributable to increased competition for those loans principally by non-bank institutions.

     Credit Card and Other Loans. This category of loans consist of borrowings by customers using credit cards, overdrafts and overdraft protection lines. The Bank offers Visa Gold and Visa Secured Credit Cards. The Bank's credit card portfolio primarily consists of extensions of credit to existing bank customers or persons well known to the Bank's management. The Bank does not solicit credit card accounts outside of its market area nor does it utilize mass marketing for its credit card products. Overdraft Protection Lines are offered to both consumer and commercial accounts as a convenience to the Bank's customers. The Bank underwrites its credit card and overdraft credit lines using generally the same standards as other types of credits. At December 31, 1997 and 1996, credit card and other loans represented 2.6% of outstanding loan balances.

     The Bank's only area of credit concentration is commercial and commercial real estate loans. The Bank has not invested in loans to finance highly-leveraged transactions, such as leveraged buy-out transactions, as defined by the Federal Reserve Board and other regulatory agencies. In addition, the Bank had no foreign loans or loans to lesser developed countries as of December 31, 1997. For a more thorough discussion of the types of loans offered by the Bank, see "Business."

     While risk of loss in the Bank's loan portfolio is primarily tied to the credit quality of the borrowers, risk of loss may also increase due to factors beyond the Bank's control, such as local, regional and/or national economic downturns. General conditions in the real estate market may also impact the relative risk in the Bank's real estate portfolio. Of the Bank's target areas of lending activities, commercial loans are generally considered to have greater risk than real estate loans or consumer loans.

     From time to time, management of the Bank has originated certain loans which, because they exceeded the Bank's legal lending limit, were sold to other banks. As a result of the Offering, the Bank expects to have an increased lending limit. Accordingly, the Bank may, at its discretion, repurchase certain loan participations, thereby increasing earning assets. Loan participation agreements allow the Bank to repurchase loans at the outstanding principal balance plus accrued interest, if any, at the Bank's discretion.

     The Bank also purchases participations from other banks. When the Bank purchases these participations, such loans are subjected to the Bank's underwriting standards as if the loan was originated by the Bank. Accordingly, management of the Bank does not believe that loan participations purchased from other banks pose any greater risk of loss than loans that the Bank originates.

     The repayment of loans in the loan portfolio as they mature is a source of liquidity for the Bank. The following table sets forth the maturity of the Bank's loan portfolio within specified intervals as of December 31, 1997:


                                               DUE IN 1     DUE AFTER 1 TO   DUE AFTER
                                             YEAR OR LESS      5 YEARS        5 YEARS     TOTAL
                                             ------------   --------------   ---------   -------
                                                           (DOLLARS IN THOUSANDS)
TYPE OF LOAN
Commercial real estate.....................    $ 3,405         $ 5,319        $6,557     $15,281
Commercial.................................      7,942           4,968           248      13,158
Residential mortgage.......................      1,099           1,292           878       3,269
Consumer...................................        471             751            --       1,222
Credit card and other......................        252              --           617         869
                                               -------         -------        ------     -------
          Total............................    $13,169         $12,330        $8,300     $33,799
                                               =======         =======        ======     =======


     The following table presents the maturity distribution as of December 31, 1997 for loans with predetermined fixed interest rates and floating interest rates by various maturity periods:

                                               DUE IN 1     DUE AFTER 1 TO   DUE AFTER
                                             YEAR OR LESS      5 YEARS        5 YEARS     TOTAL
                                             ------------   --------------   ---------   -------
                                                           (DOLLARS IN THOUSANDS)
INTEREST CATEGORY
Predetermined fixed interest rate..........    $ 7,181         $ 5,440        $6,147     $18,768
Floating interest rate.....................      5,988           6,890         2,153      15,031
                                               -------         -------        ------     -------
          Total............................    $13,169         $12,330        $8,300     $33,799
                                               =======         =======        ======     =======

  Asset Quality

     During 1997 and 1996, all loans were accruing interest. At December 31, 1997, ten loans totaling $774,000 were contractually past due by 90 days or more as to principal and interest payments. Of this amount, $624,000 are SBA loans, of which $526,000 are guaranteed by the SBA, subject to certain conditions. No loans were past due 90 days or more as of December 31, 1996. As of December 31, 1997, five loans totaling $265,000 (two of which, totaling $219,000, are also included in the amount of loans past due 90 days or more) were classified as "troubled debt restructurings" as that term is defined in Statement of Financial Accounting Standards No. 15. As of December 31, 1996, two loans totaling $42,000 were classified as "troubled debt restructurings." See "-- Nonperforming Assets."

     The Bank started an SBA lending program in August 1994. Under this program, the Bank originates commercial and commercial real estate loans to borrowers that qualify for various SBA guaranteed loan products. The guaranteed portion of such loans generally ranges from 75% to 85% of the principal balance, the majority of which the Bank sells in the secondary market. The majority of the Bank's SBA loans provide a servicing fee of 1.00% of the outstanding principal balance. Certain SBA loans provide servicing fees of up to 2.32% of the outstanding principal balance. The Bank records the premium received upon the sale of the guaranteed portion of SBA loans as gain on sale of loans. The Bank does not defer a portion of the gain on sale of such loans as a yield adjustment on the portion retained, nor does it record a retained interest, as such amounts are not considered significant. The principal balance of SBA loans in the Bank's loan portfolio at December 31, 1997 totaled $2.9 million, including the SBA guaranteed portion of $1.6 million, compared to an outstanding balance of $2.1 million at December 31, 1996, including the SBA guaranteed portion of $1.2 million. At December 31, 1997, the principal balance of the guaranteed portion of SBA loans cumulatively sold in the secondary market since the commencement of the SBA program totaled $2.7 million.

     The Bank generally repurchases the SBA guaranteed portion of loans in default to fulfill the requirements of the SBA guarantee or in certain cases, when it is determined to be in the Bank's best interest, to facilitate the liquidation of the loans. The guaranteed portion of the SBA loans are repurchased at the current principal balance plus accrued interest through the date of repurchase. Upon liquidation, in most cases the Bank is entitled to recover up to 120 days of accrued interest from the SBA on the guaranteed portion of the loan paid. In certain cases, the Bank has the option of charging-off the non-SBA guaranteed portion of the loan retained by the Bank and requesting payment of the SBA guaranteed portion. In such cases, the Bank will have determined that insufficient collateral exists, or the cost of liquidating the business exceeds the anticipated proceeds to the Bank. In all liquidations, the Bank seeks the advice of the SBA and submits a liquidation plan for approval prior to the commencement of liquidation proceedings. The payment of any guarantee by the SBA is dependent upon the Bank following the prescribed SBA procedures and maintaining complete documentation on the loan and any liquidation services. The total principal balance of the guaranteed portion of SBA loans repurchased during 1997 was $319,000. No loans were repurchased during 1996.

     As of December 31, 1997, there were no loans other than those disclosed above that were classified for regulatory purposes as doubtful, substandard or special mention which (i) represented or resulted from trends or uncertainties which management reasonably expects will materially impact future operating results, liquidity, or capital resources, or (ii) represented material credits about which management is aware of any information which causes management to have serious doubts as to the ability of such borrowers to comply with the loan repayment terms. There are no loans other than those disclosed above where known information about possible credit problems of borrowers causes management to have serious doubts as to the ability of such borrowers to comply with loan repayment terms.

     Allowance for Loan Losses and Net Charge-Offs

     The allowance for loan losses represents management's estimate of an amount adequate to provide for potential losses inherent in the loan portfolio. In its evaluation of the allowance and its adequacy, management considers loan growth, changes in the composition of the loan portfolio, the loan charge-off experience, the amount of past due and nonperforming loans, current and anticipated economic conditions, underlying collateral values securing loans and other factors. While it is the Bank's policy to charge-off in the current period the loans in which a loss is considered probable, there are additional risks of future losses which cannot be quantified precisely or attributed to particular loans or classes of loans. Because these risks include the state of the economy, management's judgment as to the adequacy of the allowance is necessarily approximate and imprecise.

     An analysis of the Bank's loss experience is furnished in the following table for the periods indicated, as well as a detail of the allowance for loan losses:

                                                              YEARS ENDED
                                                              DECEMBER 31,
                                                              ------------
                                                              1997    1996
                                                              ----    ----
                                                              (DOLLARS IN
                                                               THOUSANDS)
Balance at beginning of period..............................  $432    $340
Charge-offs:
  Commercial real estate....................................   (24)     --
  Commercial................................................   (19)     (4)
  Residential mortgage......................................    --      --
  Consumer..................................................    --      (3)
  Credit card and other.....................................    --      --
                                                              ----    ----
          Total charge-offs.................................   (43)     (7)
                                                              ----    ----
Recoveries:
  Commercial real estate....................................    32      39
  Commercial................................................    --      --
  Residential mortgage......................................    --      --
  Consumer..................................................    --      --
  Credit card and other.....................................    --      --
                                                              ----    ----
          Total recoveries..................................    32      39
                                                              ----    ----
Net (charge-offs)/recoveries................................   (11)     32
Provision for loan losses...................................    60      60
                                                              ----    ----
Balance at end of period....................................  $481    $432
                                                              ====    ====
Net (charge-offs)/recoveries as a percentage of average
  loans.....................................................  (.03)%   .11%
Allowance for loan losses as a percentage of total loans....  1.42%   1.36%


     Net charge-offs were $11,000 or .03% of average loans outstanding in 1997 as compared to net recoveries of $32,000 or .11% of average loans outstanding in 1996. The allowance for loan losses increased 11.4% to $481,000 or 1.42% of loans outstanding at December 31, 1997 from $432,000 or 1.36% at December 31, 1996. The allowance for loan losses as a multiple of net loans charged off was 44.7x for the year ended December 31, 1997.


     Net recoveries increased to $32,000 in 1996, representing .11% of average loans outstanding, from $16,000 in 1995 or .07% of average loans outstanding. The allowance for loan losses increased to $432,000, or 1.36% of loans outstanding at December 31, 1996, from $340,000, or 1.28% of loans outstanding at December 31, 1995.

     In assessing the adequacy of the allowance, management relies predominantly on its ongoing review of the loan portfolio, which is undertaken to ascertain whether there are probable losses which must be charged off and to assess the risk characteristics of the portfolio in the aggregate. This review encompasses the judgment of management, utilizing internal loan rating standards, guidelines provided by the banking regulatory authorities governing the Bank, their loan portfolio reviews as part of the bank examination process and semi-annual independent external loan reviews performed by a consultant.

     Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan" ("SFAS 114") was issued in May 1993. SFAS 114 requires that impaired loans be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or the fair value of the collateral if the loan is collateral dependent. The Bank adopted SFAS 114 on January 1, 1995. At December 31, 1997, the Bank held impaired loans as defined by SFAS 114 of $372,000 ($300,000 of such balance is guaranteed by the SBA) for which specific allocations of $72,000 have been established within the allowance for loan losses which have been measured based upon the fair value of the collateral. Such reserve is allocated between commercial and commercial real estate. No loans were impaired as of December 31, 1996.

A portion of these impaired loans have also been classified by the Bank as loans past due over 90 days ($342,000) and as troubled debt restructurings ($249,000). Interest income on such impaired loans during 1997 was not significant.

     As shown in the table below, management determined that as of December 31, 1997, 22.8% of the allowance for loan losses was related to commercial real estate loans, 37.0% was related to commercial loans, 7.3% was related to residential mortgage loans, 1.8% was related to consumer loans, 4.7% to credit card and other loans and 26.4% was unallocated. There was no significant fluctuation in the allocation of the allowance for loan losses between 1996 and 1997.

     For the periods indicated, the allowance was allocated as follows:

                                                                AS OF DECEMBER 31,
                                                          -------------------------------
                                                               1997             1996
                                                          --------------   --------------
                                                                   % OF             % OF
                                                          AMOUNT   TOTAL   AMOUNT   TOTAL
                                                          ------   -----   ------   -----
                                                              (DOLLARS IN THOUSANDS)
Commercial real estate..................................   $110     22.8%   $ 85     19.7%
Commercial..............................................    178     37.0     157     36.4
Residential mortgage....................................     35      7.3      44     10.2
Consumer................................................      9      1.8      15      3.4
Credit card and other loans.............................     23      4.7      11      2.6
Unallocated.............................................    126     26.4     120     27.7
                                                           ----    -----    ----    -----
          Total.........................................   $481    100.0%   $432    100.0%
                                                           ====    =====    ====    =====

     In considering the adequacy of the Bank's allowance for loan losses, management has focused on the fact that as of December 31, 1997, 38.9% of outstanding loans are in the category of commercial loans and 45.2% are in commercial real estate loans. Commercial loans are generally considered by management to have greater risk than other categories of loans in the Bank's loan portfolio. Generally, such loans are secured by accounts receivable, marketable securities, deposit accounts, equipment and other fixed assets which reduces the risk of loss inherently present in commercial loans. Commercial real estate loans inherently have a higher risk due to depreciation of the facilities, limited purposes of the facilities and the effect of general economic conditions. The Bank attempts to limit this risk by generally lending no more than 75% of the appraised value of the property held as collateral.

     Residential mortgage loans constituted 9.7% of outstanding loans at December 31, 1997. The majority of the loans in this category represent residential real estate mortgages where the amount of the original loan generally does not exceed 80% of the appraised value of the collateral. These loans are considered by management to be well secured with a low risk of loss.

     At December 31, 1997, the majority of the Bank's consumer loans were secured by collateral primarily consisting of automobiles, boats and other personal property. Management believes that these loans involve less risk than commercial loans.

     A credit review of the loan portfolio by an independent firm is conducted semi-annually. The purpose of this review is to assess the risk in the loan portfolio and to determine the adequacy of the allowance for loan losses. The review includes analyses of historical performance, the level of nonconforming and rated loans, loan volume and activity, review of loan files and consideration of economic conditions and other pertinent information. Upon completion, the report is approved by the Board and management of the Bank. In addition to the above credit review, the Bank's primary regulator, the OCC, also conducts a periodic examination of the loan portfolio. Upon completion, the OCC presents its report of examination to the Board and management of the Bank. Information provided from the above two independent sources, together with information provided by the management of the Bank and other information known to members of the Board, are utilized by the Board to monitor the loan portfolio and the allowance for loan losses. Specifically, the Board attempts to identify risks inherent in the loan portfolio (e.g., problem loans, potential problem loans and loans to be charged off), assess the overall quality and collectibility of the loan portfolio, and determine amounts of the allowance for loan losses and the provision for loan losses to be reported based on the results of their review.

     Nonperforming Assets

     At December 31, 1997 and 1996, no loans were accounted for on a nonaccrual basis. At December 31, 1997, ten loans totaling $774,000 were accruing interest and were contractually past due 90 days or more as to principal and interest payments, compared to no such loans at December 31, 1996. Of this amount, $624,000 are SBA loans, of which $526,000 are guaranteed by the SBA, subject to certain conditions.

     At December 31, 1997, five loans totaling $265,000 (two of which, totaling $219,000, are also included in the amount of loans past due 90 days or more) were defined as "troubled debt restructurings," compared to two loans totaling $42,000 at the prior year end. During 1997, the Bank restructured three commercial loans to one borrower that was experiencing financial difficulties. These loans were temporarily placed on an interest-only basis where the Bank was not collecting principal payments. At December 31, 1997, these three loans had an outstanding principal balance of $249,000, including the SBA guaranteed portion totaling $186,000. These loans have been classified as impaired loans at December 31, 1997 and the Bank has provided a specific reserve of $63,000 representing the Bank's estimated exposure on these loans. The borrower has been unable to make the payments under the loans as restructured and the business is in the process of being liquidated.

     The Bank has policies, procedures and underwriting guidelines intended to assist in maintaining the overall quality of its loan portfolio. The Bank monitors its delinquency levels for any adverse trends. Nonperforming assets consist of loans on non-accrual status, real estate and other assets acquired in partial or full satisfaction of loan obligations and loans that are past due 90 days or more.

     The Bank's policy generally is to place a loan on nonaccrual status when it is contractually past due 90 days or more as to payment of principal or interest. A loan may be placed on nonaccrual status at an earlier date when concerns exist as to the ultimate collections of principal or interest. At the time a loan is placed on nonaccrual status, interest previously accrued but not collected is reversed and charged against current earnings. Recognition of any interest after a loan has been placed on nonaccrual is accounted for on a cash basis. Loans that are contractually past due 90 days or more which are well secured or guaranteed by financially responsible third parties and are in the process of collection generally are not placed on nonaccrual status.

  Investment Portfolio

     Total investment securities increased 25.9% to $10.8 million in 1997 from $8.6 million in 1996. At December 31, 1997, investment securities available for sale totaled $10.5 million, with an unrealized gain of $4,000, net of tax effect. At December 31, 1996, investment securities available for sale totaled $8.3 million, with an unrealized loss of $10,000. At December 31, 1997, investment securities available for sale had net unrealized gains of $6,000, comprised of gross unrealized losses of $25,000 and gross unrealized gains of $31,000. At December 31, 1996, investment securities available for sale had net unrealized losses of $10,000, comprised of gross unrealized losses of $31,000 and gross unrealized gains of $21,000. Average investment securities as a percentage of average earning assets increased to 19.3% in 1997 from 18.0% in 1996.

     The Bank invests primarily in direct obligations of the United States, obligations guaranteed as to principal and interest by the United States and obligations of agencies of the United States. In addition, the Bank enters into Federal funds transactions with its principal correspondent banks, and acts as a net seller of such funds. The sale of Federal funds amounts to a short-term loan from the Bank to another bank.

     Proceeds from sales and maturities of available for sale investment securities increased 248.7% to $13.5 million in 1997 from $3.9 million in 1996, with a resulting net gain on sales of $8,000 in 1997. Such proceeds are generally used to reinvest in additional available for sale investments.

     Other investments include Independent Bankers Bank stock, Federal Reserve Bank stock and Federal Home Loan Bank stock that are required for the Bank to be a member of and to conduct business with such institutions. Dividends on such investments is determined by the institutions and is payable semi-annually or quarterly. Other investments increased 15.6% to $313,000 at December 31, 1997 from $271,000 at December 31, 1996. Other investments are carried at cost as such investments do not have readily determinable fair values.

     During 1997 and 1996, the Bank did not invest in collateralized mortgage obligations ("CMOs"). In addition, at December 31, 1997, the investment portfolio did not include any U.S. government agency investments which are defined as derivatives or structured notes.

     The following table presents, for the periods indicated, the carrying amount of the Bank's investment securities, including mortgage-backed securities.

                                                                       AS OF DECEMBER 31,
                                                           -------------------------------------------
                                                                   1997                   1996
                                                           --------------------   --------------------
INVESTMENT CATEGORY                                        BALANCE   % OF TOTAL   BALANCE   % OF TOTAL
-------------------                                        -------   ----------   -------   ----------
                                                                     (DOLLARS IN THOUSANDS)
Available for sale:
  U.S. Treasury and other U.S. agency obligations........  $ 3,997      37.1%     $2,480       29.0%
  Mortgage-backed securities.............................    6,455      60.0       5,800       67.8
                                                           -------      ----      ------       ----
                                                            10,452      97.1       8,280       96.8
Other investments........................................      313       2.9         271        3.2
                                                           -------      ----      ------       ----
          Total..........................................  $10,765       100%     $8,551        100%
                                                           =======      ====      ======       ====

     The Bank utilizes its available for sale investment securities, along with cash and Federal funds sold, to meet its liquidity needs. Average investment securities as a percentage of average earning assets increased to 19.3% in 1997 from 18.0% in 1996.

     As of December 31, 1997, $6.5 million or 60.0% of the investment securities portfolio consisted of mortgage-backed securities compared to $5.8 million or 67.8% of the investment securities portfolio as of December 31, 1996. During 1998, $1.2 million of all mortgage-backed securities will mature. The maturities of mortgage-backed securities, of which 49.0% were adjustable, may be shortened by prepayments which tend to increase in a declining interest rate environment.

     As a result of the adoption of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"), the Bank has segregated its investment securities portfolio into securities held to maturity and those available for sale. Investments held to maturity are those for which management has both the ability and intent to hold to maturity and are carried at amortized cost. At December 31, 1997 and 1996, no investments were classified as held to maturity. Investments available for sale are securities identified by management as securities which may be sold prior to maturity in response to various factors including liquidity needs, capital compliance, changes in interest rates or portfolio risk management. The available for sale investment securities provides interest income and serves as a source of liquidity for the Bank. These securities are carried at fair market value, with unrealized gains and losses, net of taxes, reported as a separate component of shareholders' equity.

     Investment securities with a carrying value of approximately $9.3 million and $6.5 million at December 31, 1997 and 1996, respectively, were pledged to secure deposits of public funds, repurchase agreements and certain other deposits as provided by law.

     The maturities and weighted average yields of the investment securities portfolio at December 31, 1997 are presented in the following table using primarily the stated maturities, excluding the effects of prepayments.

                                                                            WEIGHTED
                                                                            AVERAGE
                                                               AMOUNT       YIELD(1)
                                                              ---------    ----------
                                                              (DOLLARS IN THOUSANDS)
AVAILABLE FOR SALE:
U.S. Treasury and other U.S. agency obligations:
  0 - 1 year................................................   $ 2,503        5.60%
  Over 1 through 5 years....................................     1,494        5.75
  Over 5 years..............................................        --
                                                               -------
          Total.............................................     3,997
                                                               -------
Mortgage-backed securities:
  0 - 1 year................................................     1,247        5.81
  Over 1 through 5 years....................................       879        6.56
  Over 5 through 10 years...................................       524        7.69
  Over 10 years.............................................     3,805        6.49
                                                               -------
          Total.............................................     6,455
                                                               -------
          Total available for sale..........................   $10,452        6.16%
                                                               =======

---------------

(1) The Company has not invested in any tax-exempt obligations.

     As of December 31, 1997, except for the U.S. Government and its agencies, there was not any issuer within the investment portfolio who represented 10% or more of the shareholders' equity.

  Deposits and Short-Term Borrowings

     The Bank's average deposits increased 16.2%, or $6.3 million, to $45.3 million during 1997 from $39.0 million during 1996. This growth is attributed to a 19.2% increase in noninterest-bearing demand deposits, an 11.1% increase in money market deposits, a 44.8% increase in savings deposits, a 29.6% increase in certificates of deposits of $100,000 or more and a 6.4% increase in other time deposits.

     Average noninterest-bearing demand deposits increased 19.2% to $5.7 million in 1997 from $4.8 million in 1996. As a percentage of average total deposits, these deposits increased to 12.6% in 1997 from 12.3% in 1996. Noninterest-bearing demand deposits decreased 20.7% to $6.4 million at December 31, 1997, from $8.1 million at December 31, 1996. This decrease is attributable to large business deposits received in December 1996 which were not retained by the Bank during 1997. The increase in average deposit balances more appropriately reflects the trend of increasing deposits.

     Average interest-bearing demand deposits remained relatively constant from 1996 to 1997. The increase in average savings deposits is primarily attributable to an increase of $1.7 million in the Bank's Prime Investments Account which is a specialized savings account that pays interest at 60.0% of the prime rate as quoted in The Wall Street Journal on accounts with a balance of greater than $25,000. The increase in money market accounts is attributable primarily to increases in commercial deposit balances. Certificates of deposit of $100,000 or more increased 29.6% to $10.5 million for 1997, compared to $8.1 million for 1996. This increase is primarily due to additional certificates of deposit obtained from a single commercial customer which are used as collateral for loans and letters of credit issued by the Bank. The 6.4% increase in other time deposits is due to a slight increase in rates. The increase in these deposits was used to fund the Bank's loan growth.

     The following table presents, for the periods indicated, the average amount of and average rate paid on each of the following deposit categories:

                                                           YEARS ENDED DECEMBER 31,
                                                    --------------------------------------
                                                          1997                 1996
                                                    -----------------    -----------------
                                                    AVERAGE   AVERAGE    AVERAGE   AVERAGE
DEPOSIT CATEGORY                                    BALANCE    RATE      BALANCE    RATE
----------------                                    -------   -------    -------   -------
                                                            (DOLLARS IN THOUSANDS)
Noninterest-bearing demand........................  $ 5,729       --     $ 4,805       --
Interest-bearing demand...........................    2,894     2.52%      2,943     2.52%
Money market......................................    1,511     2.51       1,360     2.50
Savings...........................................    5,707     4.77       3,941     4.66
Certificates of deposit of $100,000 or more.......   10,530     5.55       8,128     5.36
Other time........................................   18,974     5.84      17,831     5.70
                                                    -------              -------
          Total...................................  $45,345     4.58%    $39,008     4.47%
                                                    =======              =======

     Interest-bearing deposits, including certificates of deposit, will continue to be a major source of funding for the Bank. However, there is no specific emphasis placed on time deposits of $100,000 and over. During 1997, aggregate average balances of time deposits of $100,000 and over comprised 23.2% of total deposits compared to 20.8% for the prior year. The average rate on certificates of deposit of $100,000 or more increased to 5.55% in 1997, compared to 5.36% in 1996. The rates on certificates of deposit of $100,000 or more are generally lower than the rates on other time deposits as such certificates are generally shorter in term.

     The following table indicates amounts outstanding of time certificates of deposit of $100,000 or more and respective maturities:

                                                                  DECEMBER 31,
                                                      -------------------------------------
                                                            1997                1996
                                                      -----------------   -----------------
                                                                AVERAGE             AVERAGE
                                                      AMOUNT     RATE     AMOUNT     RATE
                                                      -------   -------   -------   -------
                                                             (DOLLARS IN THOUSANDS)
3 months or less....................................  $ 3,520    5.18%    $ 2,451    4.65%
3-6 months..........................................    1,253    5.64       1,023    5.19
6-12 months.........................................    3,199    5.41       1,563    5.77
Over 12 months .....................................    2,242    4.89       4,630    5.93
                                                      -------             -------
          Total.....................................  $10,214    5.25%    $ 9,667    5.50%
                                                      =======             =======

     Average short-term borrowings increased 63.0% to $4.9 million in 1997 from $3.0 million in 1996. Short-term borrowings consist of treasury tax and loan deposits and repurchase agreements with certain commercial customers. Average treasury tax and loan deposits increased 125.7% to $949,000 in 1997 from $420,000 in 1996. Average repurchase agreements increased 52.9% to $4.0 million in 1997 from $2.6 million in 1996. The treasury tax and loan deposits provide an additional liquidity resource to the Bank as such funds are invested in Federal funds sold. The repurchase agreements represent an accommodation to commercial customers that seek to maximize their return on liquid assets. The Bank invests these funds in Federal funds sold and earns a contractual margin of 75 to 100 basis points on such invested funds.

     Repurchase agreements increased 9.7% to $5.9 million at December 31, 1997 from $5.4 million at December 31, 1996. Management believes that the increase in average balances more appropriately reflects the trend of increasing repurchase agreements.

     The following table presents the components of short-term borrowings and the average rates on such borrowings for the years ended December 31, 1997 and 1996:

                                             MAXIMUM
                                              AMOUNT                                     AVERAGE
                                          OUTSTANDING AT   AVERAGE   AVERAGE   ENDING    RATE AT
YEAR ENDED DECEMBER 31,                   ANY MONTH END    BALANCE    RATE     BALANCE   YEAR END
-----------------------                   --------------   -------   -------   -------   --------
                                                          (DOLLARS IN THOUSANDS)
1997
Treasury tax and loan deposits..........      $2,414       $  949     4.44%    $2,406      5.19%
Repurchase agreements...................       6,257        3,958     4.50      5,912      4.66
                                                           ------              ------
          Total.........................                   $4,907              $8,318
                                                           ======              ======
1996
Treasury tax and loan deposits..........      $1,019       $  420     4.49%    $1,019      5.09%
Repurchase agreements...................       5,389        2,589     4.19      5,389      4.21
                                                           ------              ------
          Total.........................                   $3,009              $6,408
                                                           ======              ======

  Capital Resources

     Shareholders' equity increased 93.1% to $6.3 million in 1997 from $3.3 million in 1996. Adjustment to the Bank's deferred tax asset valuation allowance, retention of earnings and unrealized appreciation on available for sale investment securities accounted for $2.7 million, $376,000 and $13,000 respectively, of the $3.0 million increase in shareholders' equity during 1997. The majority of the increase in shareholders' equity relates to a reduction in the valuation allowance on deferred tax assets of $2.7 million during 1997 which was recorded as an increase to additional paid-in capital.

     Average shareholders' equity as a percentage of total average assets is one measure used to determine capital strength. The ratio of average shareholders' equity to average assets increased to 6.54% in 1997 from 6.45% in 1996 and 6.40% in 1995.

                                                                 REGULATORY CAPITAL CALCULATION
                                                              -------------------------------------
                                                                    1997                1996
                                                              -----------------   -----------------
                                                              AMOUNT    PERCENT   AMOUNT    PERCENT
                                                              -------   -------   -------   -------
                                                                     (DOLLARS IN THOUSANDS)
Tier 1 risk based:
  Actual....................................................  $ 4,138    13.00%   $ 3,279    11.01%
  Minimum required..........................................    1,273     4.00      1,191     4.00
                                                              -------    -----    -------    -----
  Excess above minimum......................................  $ 2,865     9.00%   $ 2,088     7.01%
                                                              =======    =====    =======    =====
Total risk based:
     Actual.................................................  $ 4,546    14.29%   $ 3,651    12.26%
     Minimum required.......................................    2,546     8.00      2,382     8.00
                                                              -------    -----    -------    -----
     Excess above minimum...................................  $ 2,000     6.29%   $ 1,269     4.26%
                                                              =======    =====    =======    =====
Leverage:
  Actual....................................................  $ 4,138     7.42%   $ 3,279     6.42%
  Minimum required..........................................    2,231     4.00      2,044     4.00
                                                              -------    -----    -------    -----
  Excess above minimum......................................  $ 1,907     3.42%   $ 1,235     2.42%
                                                              =======    =====    =======    =====
          Total risked based assets.........................  $31,819             $29,778
          Total average assets..............................  $55,769             $51,109

     The various federal bank regulators, including the Federal Reserve and the FDIC, have risk-based capital requirements for assessing bank capital adequacy. These standards define capital and establish minimum capital standards in relation to assets and off-balance sheet exposures, as adjusted for credit risks. Capital is classified into two tiers. For banks, Tier 1 or "core" capital consists of common shareholders' equity, qualifying noncumulative perpetual preferred stock and minority interests in the common equity accounts of consolidated subsidiaries, reduced by goodwill, other intangible assets and certain investments in other corporations ("Tier 1 Capital"). Tier 2 Capital consists of Tier 1 Capital, as well as a limited amount of the allowance for possible loan losses, certain hybrid capital instruments (such as mandatory convertible debt), subordinated and perpetual debt and non-qualifying perpetual preferred stock ("Tier 2 Capital").

     At December 31, 1994, a risk-based capital measure and a minimum ratio standard was fully phased in, with a minimum total capital ratio of 8.00% and Tier 1 Capital equal to at least 50% of total capital. The Federal Reserve also has a minimum leverage ratio of Tier 1 Capital to total assets of 3.00%. The 3.00% Tier 1 Capital to total assets ratio constitutes the leverage standard for bank holding companies and BIF-insured state-chartered non-member banks, and will be used in conjunction with the risk-based ratio in determining the overall capital adequacy of banking organizations. The FDIC has similar capital requirements for BIF-insured state-chartered non-member banks.

     The Federal Reserve and the FDIC have emphasized that the foregoing standards are supervisory minimums and that an institution would be permitted to maintain such minimum levels of capital only if it were rated a composite "one" under the regulatory rating systems for bank holding companies and banks. All other bank holding companies are required to maintain a leverage ratio of 3.00% plus at least 1.00% to 2.00% of additional capital. These rules further provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain capital positions substantially above the minimum supervisory levels and comparable to peer group averages, without significant reliance on intangible assets. The Federal Reserve continues to consider a "tangible Tier 1 leverage ratio" in evaluation proposals for expansion or new activities. The tangible Tier 1 leverage ratio is the ratio of a banking organization's Tier 1 Capital less all intangibles, to total average assets less all intangibles.

     The Bank's Tier 1 (to risk-weighted assets) capital ratio increased to 13.00% in 1997 from 11.01% in 1996. The Bank's total risk based capital ratio increased to 14.29% in 1997 from 12.26% in 1996. These ratios exceed the minimum capital adequacy guidelines imposed by regulatory authorities on banks and bank holding companies, which are 4.00% for Tier 1 capital and 8.00% for total risk based capital. The ratios also exceed the minimum guidelines imposed by the same regulatory authorities to be considered "well-capitalized," which are 6.00% of Tier 1 capital and 10.00% for total risk based capital.

     The Bank does not have any commitments which it believes would reduce its capital to levels inconsistent with the regulatory definition of a "well capitalized" financial institution. See "Business" and "Supervision and Regulation."

     No new shares of common stock were issued by the Bank during the year ended December 31, 1997.

  Interest Rate Sensitivity and Liquidity Management

     Liquidity is the ability of a company to convert assets into cash or cash equivalents without significant loss and to raise additional funds by increasing liabilities. Liquidity management involves maintaining the Bank's ability to meet the day-to-day cash flow requirements of its customers, whether they are depositors wishing to withdraw funds or borrowers requiring funds to meet their credit needs.

     The primary function of asset/liability management is not only to assure adequate liquidity in order for the Bank to meet the needs of its customer base, but to maintain an appropriate balance between interest-sensitive assets and interest-sensitive liabilities so that the Bank can profitably deploy its assets. Both assets and liabilities are considered sources of liquidity funding and both are, therefore, monitored on a daily basis.

     Interest rate sensitivity is a function of the repricing characteristics of the Bank's portfolio of assets and liabilities. These repricing characteristics are the time frames within which the interest-bearing assets and liabilities are subject to change in interest rates either at replacement, repricing or maturity during the life of the instruments. Interest rate sensitivity management focuses on repricing relationships of assets and liabilities during periods of changes in market interest rates. Interest rate sensitivity is managed with a view to maintaining a mix of assets and liabilities that respond to changes in interest rates within an acceptable time frame, thereby managing the effect of interest rate movements on net interest income. Interest rate sensitivity is measured as the difference between the volume of assets and liabilities that are subject to repricing at various time horizons. The differences are interest sensitivity gaps: less than one month, one to three months, four to twelve months, one to five years, over five years and on a cumulative basis. The following table shows interest sensitivity gaps for these different intervals as of December 31, 1997.

                                                       DECEMBER 31, 1997
                         ------------------------------------------------------------------------------
                           ONE      ONE-       FOUR-
                          MONTH     THREE     TWELVE     ONE-FIVE    OVER FIVE   NONINTEREST
                         OR LESS   MONTHS     MONTHS      YEARS        YEARS      SENSITIVE      TOTAL
                         -------   -------    -------    --------    ---------   -----------    -------
                                                     (DOLLARS IN THOUSANDS)
                                                ASSETS
Earning assets:
  Available for sale
     investment
     securities........       --   $   959    $ 2,790    $ 2,373      $ 4,330           --      $10,452
  Other investments....       --        --         --         --          313           --          313
  Federal funds sold...  $10,245        --         --         --           --           --       10,245
  Loans................   17,223       520      4,390      5,440        6,226           --       33,799
                         -------   -------    -------    -------      -------      -------      -------
          Total earning
            assets.....  $27,468   $ 1,479    $ 7,180    $ 7,813      $10,869           --      $54,809
                         =======   =======    =======    =======      =======      =======      =======

                                              LIABILITIES
Interest-bearing
  liabilities:
  Interest-bearing
     demand deposits...  $ 3,073        --         --         --           --           --      $ 3,073
  Savings deposits.....    5,327        --         --         --           --      $   548        5,875
  Money market
     deposits..........       --        --         --         --                     1,348        1,348
  Certificates of
     deposit of
     $100,000 or more..    2,649   $ 1,388    $ 3,935    $ 2,036      $   206           --       10,214
  Other time
     deposits..........      997     2,805      5,322      8,175        1,208           --       18,507
  Repurchase
     agreements........    5,912        --         --         --           --           --        5,912
  Other borrowed
     funds.............    2,406        --         --         --           --           --        2,406
                         -------   -------    -------    -------      -------      -------      -------
          Total
            interest-
            bearing
            liabilities  $20,364   $ 4,193    $ 9,257    $10,211      $ 1,414      $ 1,896      $47,335
                         =======   =======    =======    =======      =======      =======      =======
Noninterest-bearing
  demand deposits......       --        --         --         --           --      $ 6,442      $ 6,442
Other noninterest
  liabilities..........       --        --         --         --           --        1,032        1,032
                         -------   -------    -------    -------      -------      -------      -------
          Noninterest-
            bearing
            sources of
            funds -- net $    --   $    --    $          $    --      $    --      $ 7,474      $ 7,474
                         -------   -------    -------    -------      -------      -------      -------
Interest sensitivity
  gap:
  Amount...............  $ 7,104   $(2,714)   $(2,077)   $(2,398)     $ 9,455      $(9,370)     $    --
                         =======   =======    =======    =======      =======      =======      =======
  Cumulative amount....  $ 7,104   $ 4,390    $ 2,313    $   (85)     $ 9,370      $    --      $    --
  Percent of total
     earning assets....    12.98%    (4.96)%    (3.80)%    (4.38)%      17.25%      (17.10)%
  Cumulative percent of
     total earning
     assets............    12.98%     8.02%      4.23%      (.15)%      17.10%
Ratio of rate sensitive
  assets to rate
  sensitive
  liabilities..........     1.35x      .35x       .78x       .77x        7.69x
Cumulative ratio of
  rate sensitive assets
  to rate sensitive
  liabilities..........     1.35x     1.18x      1.07x      1.00x        1.21x

     In the current interest rate environment, the liquidity and maturity structure of the Bank's assets and liabilities are important to the maintenance of acceptable performance levels. A decreasing rate environment negatively impacts earnings as the Bank's rate-sensitive assets generally reprice faster than its rate-sensitive liabilities. Conversely, in an increasing rate environment, earnings are positively impacted. This asset/liability mismatch in pricing is referred to as gap ratio and is measured as rate sensitive assets divided by rate sensitive liabilities for a defined time period. A gap ratio of
1.00 means that assets and liabilities are perfectly matched as to repricing. Management has specified gap ratio guidelines for a one year time horizon of between .80 and 1.20. At December 31, 1997, the Bank had gap ratios of approximately 1.18 for the next three month time period and 1.07 for the one year period ending December 31, 1998. Thus, over the next twelve months, rate-sensitive assets will reprice slightly faster than rate-sensitive liabilities.

     The allocations used for the interest rate sensitivity report above were based on the maturity schedules for the loans and deposits and the duration schedules for the investment securities. All interest-bearing demand deposits were allocated to the one month or less category with the exception of personal savings deposit accounts which were allocated to the noninterest sensitive category. Changes in the mix of earning assets or supporting liabilities can either increase or decrease the net interest margin without affecting interest rate sensitivity. In addition, the net interest spread between an asset and its supporting liability can vary significantly while the timing of repricing for both the asset and the liability remain the same, thus impacting net interest income. This is referred to as basis risk and, generally, relates to the possibility that the repricing characteristics of short-term assets tied to the Bank's prime lending rate are different from those of short-term funding sources such as certificates of deposit.

     Varying interest rate environments can create unexpected changes in prepayment levels of assets and liabilities which are not reflected in the interest sensitivity analysis report. Prepayments may have significant effects on the Bank's net interest margin. Because of these factors and in a static test, interest sensitivity gap reports may not provide a complete assessment of the Bank's exposure to changes in interest rates. Management utilizes computerized interest rate simulation analysis to determine the Bank's interest rate sensitivity. The table above indicates the Bank is in a asset sensitive gap position for the first year, then moves into a matched position through the five year period. Overall, due to the factors cited, current simulations results indicates a relatively low sensitivity to parallel shifts in interest rates. A liability sensitive bank will generally benefit from a falling interest rate environment as the cost of interest-bearing liabilities falls faster than the yields on interest-bearing assets, thus creating a widening of the net interest margin. Conversely, an asset sensitive bank will benefit from a rising interest rate environment as the yields on earning assets rise faster than the costs of interest-bearing liabilities. Management also evaluates economic conditions, the pattern of market interest rates and competition to determine the appropriate mix and repricing characteristics of assets and liabilities required to produce a targeted net interest margin.

     In addition to the gap analysis, management uses rate shock simulation to measure the rate sensitivity of its balance sheet. Rate shock simulation is a modeling technique used to estimate the impact of changes in rates on the Bank's net interest margin. The Bank measures its interest rate risk by estimating the changes in net interest income resulting from instantaneous and sustained parallel shifts in interest rates of plus or minus 200 basis points over a period of twelve months. The Bank's most recent rate shock simulation analysis which was performed as of December 31, 1997, indicates that a 200 basis points increase in rates would cause an increase in net interest income of $22,000 over the next twelve month period. Conversely, a 200 basis point decrease in rates would cause a decrease in net interest income of $22,000 over a twelve month period.

     This simulation is based on management's assumption as to the effect of interest rate changes on assets and liabilities and assumes a parallel shift of the yield curve. It also includes certain assumptions about the future pricing of loans and deposits in response to changes in interest rates. Further, it assumes that delinquency rates would not change as a result of changes in interest rates although there can be no assurance that this will be the case. While this simulation is a useful measure of the Bank's sensitivity to changing rates, it is not a forecast of the future results and is based on many assumptions, that if changed, could cause a different outcome. In addition, a change in U.S. Treasury rates in the designated amounts accompanied by a change in the shape of the Treasury yield curve would cause significantly different changes to net interest income than indicated above.

     Generally, the Bank's commercial and commercial real estate loans are indexed to the prime rate. A portion of the Bank's investments in mortgage-backed securities are indexed to U.S. Treasury rates. Accordingly, any changes in these indices will have a direct impact on the Bank's interest income. The majority of the Bank's savings deposits are indexed to the prime rate. Certificates of deposit are generally priced based upon current market conditions which include changes in the overall interest rate environment and pricing of such deposits by competitors. Other interest-bearing deposits are not priced against any particular index, but rather, reflect changes in the overall interest rate environment. Repurchase agreements are indexed to the average daily Federal funds sold rate and other borrowed funds are indexed to U.S. Treasury rates. The Bank adjusts the rates and terms of its loans and interest-bearing liabilities in response to changes in the interest rate environment.

     The Bank does not currently engage in trading activities or use derivative instruments to manage interest rate risk.

     At December 31, 1997, available for sale investment securities with a carrying value of approximately $6.1 million are scheduled to mature within the next five years. Of this amount, $3.7 million is scheduled to mature within one year. The Bank's main source of liquidity is Federal funds sold. Average Federal funds sold were $7.4 million in 1997, or 14.3% of average earning assets, compared to $5.8 million in 1996 or 13.4% of average earning assets. Federal funds sold totaled $10.2 million at December 31, 1997, or 18.7% of earning assets, compared to $12.4 million at December 31, 1996, or 23.6% of earning assets.

     At December 31, 1997, loans with a carrying value of approximately $27.6 million are scheduled to mature within the next five years. Of this amount, $22.1 million is scheduled to mature within one year.

     At December 31, 1997, time deposits with a carrying value of approximately $27.3 million are scheduled to mature within the next five years. Of this amount, $17.1 million is scheduled to mature within one year.

     The Bank's average loan-to-deposit ratio remained constant at 75.8% during 1997 and 1996. The Bank's total loan-to-deposit ratio increased 470 basis points to 74.3% at December 31, 1997 from 69.6% at December 31, 1996, due to the receipt of large business deposits in December 1996, which significantly increased the Bank's total deposits at December 31, 1996. Management attempts to manage the Bank's loan-to-deposit ratio on an average basis, as opposed to on a daily basis.

     The Bank has short-term funding available through various federal funds lines of credit with other financial institutions and its membership in the Federal Home Loan Bank of Atlanta ("FHLBA"). Further, the FHLBA membership provides the availability of participation in loan programs with varying maturities and terms. At December 31, 1997, the Bank had no short-term borrowings from the FHLBA or any other financial institution.

     There are no known trends, demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in liquidity increasing or decreasing in any material way.

     It is not anticipated that the Company will find it necessary to raise additional funds to meet expenditures required to operate the business of the Company and the Bank over the next twelve months. All anticipated material expenditures for such period have been identified and provided for out of the proceeds of the Offering. See "Use of Proceeds."

FOR THE THREE MONTHS ENDED MARCH 31, 1998

  The Company

     The Company incurred operating expenses consisting of salaries and benefits, occupancy and equipment costs and certain other operating, financing and organizational costs, together totaling approximately $4,443,000 during the three months ended March 31, 1998, which include a nonrecurring, noncash charge of $4,317,000 relating to the sale of Common Stock and Warrants included in the Units sold to accredited foreign investors and the sale of Common Stock to certain officers, directors and consultants. On February 3, 1998, the Company sold 101 Units to accredited investors. Each Unit was comprised of (i) 600 shares of Series A Preferred Stock, (ii) 800 shares of Common Stock, and (iii) Warrants to purchase 800 shares of

Common Stock at the initial public offering price. Net proceeds to the Company from this private placement totaled approximately $600,000. The Series A Preferred Stock has been valued at its redemption value of $606,000 as the Company contemplates redeeming the Series A Preferred Stock using a portion of the proceeds from the initial public offering. The Series A Preferred Stock is non-voting, and at the option of the Company, the Series A Preferred Stock may be redeemed at any time in whole or in part at a cash redemption price of $10.00 per share. The Company recorded a nonrecurring noncash charge of $1,053,000 relating to the issuance of the Common Stock and Warrants, with a corresponding increase to shareholders' equity. Financing costs relating to the Common Stock have been measured as the difference between the fair value of the Common Stock, based on an assumed initial public offering price of $11.00 per share (the mid-point of the estimated range), and the allocated proceeds of $.01 per share. The Warrants have been valued at an aggregate price of $165,000, or $2.04 per share, as determined by an independent appraisal.

     On February 11, 1998, the Company sold 297,000 shares of Common Stock to certain founding officers and directors of the Company and other individuals instrumental in the organization of the Company (the "Founder Shares") at a price of $.01 per share. The difference between the proceeds from the sale and the fair value of the Common Stock, based on an assumed initial public offering price of $11.00 per share (the mid-point of the estimated range), has been recorded as compensation expense of $3,264,000 with a corresponding increase in additional paid-in capital. The expense and corresponding increases to additional paid-in capital relating to the sale of such Common Stock will be adjusted to the actual initial public offering price. During the quarter ended March 31, 1998, the Company adopted the provisions of SOP 98-5 "Reporting on the Costs of Start-Up Activities", which resulted in the write-off of $26,000 of organizational costs capitalized as of December 31, 1997.

  The Bank


     Results of Operations. The Bank's net income for the first quarter of 1998 decreased $59,000, or 53.4% to $52,000 from $111,000 for the corresponding period in 1997. Basic and diluted earnings per share were $.03 for the first quarter of 1998 compared to $.06 for the first quarter of 1997. The decrease in net income from the first quarter of 1997 compared to the first quarter of 1998 was primarily attributable to a decrease in net interest income of $9,000, a decrease in noninterest income of $16,000 and an increase in noninterest expense of $71,000, which were partially offset by a decrease in the provision for income taxes of $37,000.



     Net interest income decreased $9,000, or 2.0% for the first quarter of 1998 compared to the first quarter of 1997. Interest income increase $29,000, or 2.8% while interest expense increased $39,000, or 7.0%. This decrease in net interest income resulted from increased competition for funds with non-bank institutions.


     The provision for loan losses charged to operations in both the first quarters of 1998 and 1997 totaled $15,000.

     Noninterest income decreased $16,000, or 9.6% for the first quarter of 1998 compared to the first quarter of 1997. Increases in services fees and other noninterest income were offset by a decrease in the gain on sale of loans for the first quarter of 1998 compared to the corresponding period of 1997. The decrease in the gain on sale of loans is due to the timing of the sale of such loans which can fluctuate rather significantly on a quarterly basis.

     Noninterest expense increased $71,000, or 15.5% to $526,000 for the first quarter of 1998, from $455,000 for the first quarter of 1997. The increase in non interest expenses resulted primarily from increases in salaries and benefits and occupancy and equipment costs. The increase in salaries and benefits of $61,000, or 25.6% to $300,000 for the first quarter of 1998, from $239,000 for the first quarter of 1997, results from normal salary increases and the addition of lending staff. The increase in occupancy and equipment expense of $16,000, or 25.8% resulted from the additional leased space for the Bank's SBA department and from additional depreciation and maintenance expense resulting from the purchase of additional computer equipment.

     The effective tax rate for both the first quarter of 1998 and 1997 is 38%, representing the estimated effective annual tax rates for both periods.

     Financial Condition. Total assets at March 31, 1998 were $62.2 million, an increase of $1.8 million, or 3% from $60.4 million at December 31, 1997. Total loans increased $2.4 million, or 7.1% to $36.2 million at March 31, 1998 from $33.8 million at December 31, 1997. Investment securities increased $760,000 or 7.1% to $11.5 million at March 31, 1998 from $10.8 million at December 31, 1997. The increases in total loans and investment securities available for sale were funded by a reduction in Federal funds sold of $1.2 million or 11.3% from $10.2 million at December 31, 1997 to $9.1 million at March 31, 1998 and an increase in repurchase agreements of $2.1 million or 34.7% from $5.9 million at December 31, 1997 to $8.0 million at March 31, 1998. Total deposits and shareholders' equity remained relatively consistent from December 31, 1997 to March 31, 1998.

     Nonaccrual loans increased to $435,000 at March 31, 1998, compared to $0 at December 31, 1997. These nonaccrual loans represent six commercial loans, five of which are SBA loans of which $362,000 are guaranteed by the SBA, subject to certain conditions. The Bank reflected these loans as nonaccrual as they are over 120 days past-due and in liquidation at March 31, 1998. These loans were classified as impaired loans at December 31, 1997 with an allowance for loan losses for the Bank's estimated exposure on these loans.

YEAR 2000

     The Company is currently evaluating its computer systems as well as those of its data processing vendor to determine whether modifications and expenditures will be necessary to make its systems as well as those of its vendor compliant with Year 2000 requirements. These requirements have arisen due to the widespread use of computer programs that rely on two-digit date codes to perform computations or decision-making functions. Many of these programs may fail as a result of their inability to properly interpret date codes beginning January 1, 2000. For example, such programs may misinterpret "00" as the year 1900 rather than 2000. In addition, some equipment, being controlled by microprocessor chips, may not deal appropriately with the year "00." The Company believes that its critical systems are currently or will be Year 2000 compliant by December 31, 1998 and does not believe that material expenditures will be necessary to implement any further modifications. Management of the Company has also evaluated the potential effect on M&I's data processing systems resulting from Year 2000 issues. M&I has represented that M&I's core processing systems will be fully Year 2000 compliant prior to December 31, 1998. However, there can be no assurance that all necessary modifications will be identified and corrected or that unforeseen difficulties or costs will not arise. In addition, there can be no assurance that the systems of M&I or other companies on which the Company's systems rely will be modified on a timely basis, or that the failure by another company to properly modify its systems will not negatively impact the Company's systems or operations.

ACCOUNTING PRONOUNCEMENTS

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS
130). This statement establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains, and losses) in a full set of general-purpose financial statements. SFAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statements that is displayed with the same prominence as other financial statements. SFAS 130 does not require a specific format for that financial statements but requires that an enterprise display an amount representing total comprehensive income for the period in that financial statements. Additionally, SFAS 130 requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statements and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. This Statement is effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided for comparative purposes is required. Management has not determined the effect of this statement on its financial statements disclosure.

EFFECTS OF INFLATION AND CHANGING PRICES

     Inflation generally increases the cost of funds and operating overhead, and to the extent loans and other assets bear variable rates, the yields on such assets. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on the performance of a financial institution than the effects of general levels of inflation. Although interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services, increases in inflation generally have resulted in increased interest rates. At the beginning of 1996 the Federal Reserve decreased interest rates 75 basis points. The prime rate has remained unchanged since that time. In addition, inflation affects financial institutions' increased cost of goods and services purchased, the cost of salaries and benefits, occupancy expense, and similar items. Inflation and related increases in interest rates generally decrease the market value of investments and loans held and may adversely effect liquidity, earnings, and shareholders' equity. Mortgage originations and refinancings tend to slow as interest rates increase, and can reduce the Banks' earnings from such activities and the income from the sale of residential mortgage loans in the secondary market.

MONETARY POLICIES

     The results of operations of the Bank will be affected by credit policies of monetary authorities, particularly the Federal Reserve Board. The instruments of monetary policy employed by the Federal Reserve Board include open market operations in U.S. Government securities, changes in the discount rate on member bank borrowings, changes in reserve requirements against member bank deposits and limitations on interest rates which member banks may pay on time and savings deposits. In view of changing conditions in the national economy and in the money markets, as well as the effect of action by monetary and fiscal authorities, including the Federal Reserve Board, no prediction can be made as to possible future changes in interest rates, deposit levels, loan demand or the business and earnings of the Company or the Bank.

                           SUPERVISION AND REGULATION

GENERAL

     The Company and the Bank will operate in a highly regulated environment, and the business activities of the Company and the Bank will be supervised by a number of federal regulatory agencies, including the Federal Reserve Board, the OCC, the Florida Banking Department and the FDIC.

     The Company will be regulated by the Federal Reserve Board under the federal Bank Holding Company Act of 1956, which requires every bank holding company to obtain the prior approval of the Federal Reserve Board before acquiring more than 5% of the voting shares of any bank or all or substantially all of the assets of a bank, or before merging or consolidating with another bank holding company. The Federal Reserve Board (pursuant to regulation and published policy statements) has maintained that a bank holding company must serve as a source of financial strength to its subsidiary banks. In adhering to the Federal Reserve Board policy, the Company may be required to provide financial support to its subsidiary bank at a time when, absent such Federal Reserve Board policy, the Company would not deem it advisable to provide such assistance.

     Under the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994, which became effective in November 1994, the restrictions on interstate acquisitions of banks by bank holding companies were repealed as of September 29, 1995, such that the Company and any other bank holding company located in Florida is able to acquire a bank located in any other state, and a bank holding company located outside Florida can acquire any Florida-based bank, in either case subject to certain deposit percentage and other restrictions. Beginning on June 1, 1997, the legislation provides that unless an individual state has elected to prohibit out-of-state banks from operating interstate branches within its territory, adequately capitalized and managed bank holding companies will be able to consolidate their multi-state bank operations into a single bank subsidiary and to branch on an interstate basis. De novo branching by an out-of-state bank would be permitted only if it is expressly permitted by the laws of the host state. Florida does not permit de novo branching by an out-of-state bank. Therefore, the only method by which an out-of-state bank or bank holding company may enter Florida is through an acquisition. The authority of a bank to establish and operate branches within a state will continue to be subject to applicable state branching laws.

     A bank holding company is generally prohibited from acquiring control of any company which is not a bank and from engaging in any business other than the business of banking or managing and controlling banks. However, there are certain activities which have been identified by the Federal Reserve Board to be so closely related to banking as to be a proper incident thereto and thus permissible for bank holding companies. Effective April 21, 1997, the Federal Reserve Board revised and expanded the list of permissible non-banking activities, which now includes the following activities: extending credit and servicing loans; acting as investment or financial advisor to subsidiaries and certain outside companies; leasing personal and real property or acting as a broker with respect thereto; providing management and employee benefits consulting and career counseling services to nonaffiliated banks and nonbank depository institutions; operating certain nonbank depository institutions; performing certain trust company functions; providing certain agency transactional services, including securities brokerage services, riskless principal transactions, private placement services, and acting as a futures commission merchant; providing data processing and data transmission services; acting as an insurance agent or underwriter with respect to certain limited types of insurance; performing real estate appraisals; arranging commercial real estate equity financing; providing check-guaranty, collection agency and credit bureau services; engaging in asset management, servicing and collection activities; providing real estate settlement services; acquiring certain debt which is in default; underwriting and dealing in obligations of the United States, the states and their political subdivisions; engaging as a principal in foreign exchange trading and dealing in precious metals; providing other support services such as courier services and the printing and selling of checks; and investing in programs designed to promote community welfare.

     In determining whether an activity is so closely related to banking as to be permissible for bank holding companies, the Federal Reserve Board is required to consider whether the performance of such activities by a bank holding company or its subsidiaries can reasonably be expected to produce benefits to the public such as greater convenience, increased competition and gains in efficiency that outweigh the possible adverse effects such as undue concentration of resources, decreased or unfair competition, conflicts of interest and unsound banking practices. Generally, bank holding companies are required to obtain the prior approval of the Federal Reserve Board to engage in any new activity not previously approved by the Federal Reserve Board.

     The Company is also regulated by the Florida Banking Department under the Florida Financial Institutions Code, which requires every bank holding company to obtain the prior approval of the Florida Commissioner of Banking before acquiring more than 5% of the voting shares of any Florida bank or all or substantially all of the assets of a Florida bank, or before merging or consolidating with any Florida bank holding company. A bank holding company is generally prohibited from acquiring ownership or control of 5% or more of the voting shares of any Florida bank or Florida bank holding company unless the Florida bank or all subsidiaries of the Florida bank holding company to be acquired have been in existence and continuously operating, on the date of such acquisition, for a period of three years or more. However, approval of the Florida Banking Department is not required if the bank to be acquired or all bank subsidiaries of the Florida bank holding company to be acquired are national banks.

     The Bank, as a subsidiary of the Company, is subject to restrictions under federal law in dealing with the Company and other affiliates, if any. These restrictions apply to extensions of credit to an affiliate, investments in the securities of an affiliate and the purchase of assets from an affiliate.

     Loans and extensions of credit by national banks are subject to legal lending limitations. Under federal law, a national bank may grant unsecured loans and extensions of credit in an amount up to 15% of its unimpaired capital and surplus to any person if the loans and extensions of credit are not fully secured by collateral having a market value at least equal to their face amount. In addition, a national bank may grant loans and extensions of credit to a single person in an amount up to 10% of its unimpaired capital and surplus, provided that the transactions are fully secured by readily marketable collateral having a market value determined by reliable and continuously available price quotations, at least equal to the amount of funds outstanding. This 10% limitation is separate from, and in addition to, the 15% limitation for unsecured loans. Loans and extensions of credit may exceed the general lending limit if they qualify under one of several exceptions. Such exceptions include certain loans or extensions of credit arising from the discount of commercial or business paper, the purchase of bankers' acceptances, loans secured by documents of title, loans secured by U.S. obligations and loans to or guaranteed by the federal government.

CAPITAL ADEQUACY REQUIREMENTS

     Both the Company and the Bank are subject to regulatory capital requirements imposed by the Federal Reserve Board and the OCC. The Federal Reserve Board and the OCC have issued risk-based capital guidelines for bank holding companies and banks which make regulatory capital requirements more sensitive to differences in risk profiles of various banking organizations. The capital adequacy guidelines issued by the Federal Reserve Board are applied to bank holding companies on a consolidated basis. The OCC's risk capital guidelines apply directly to national banks regardless of whether they are subsidiaries of a bank holding company. Both agencies' requirements (which are substantially similar), provide that banking organizations must have capital equivalent to 8% of weighted risk assets. The risk weights assigned to assets are based primarily on credit risks. Both the Federal Reserve Board and the OCC have also implemented new minimum capital leverage ratios to be used in tandem with the risk-based guidelines in assessing the overall capital adequacy of banks and bank holding companies. Under these rules, banking institutions are required to maintain a ratio of 3% "Tier 1" capital to total assets (net of goodwill). Tier 1 capital includes common shareholders equity, noncumulative perpetual preferred stock and minority interests in the equity accounts of consolidated subsidiaries, less certain intangible assets.

     The OCC's guidelines provide that intangible assets are generally deducted from Tier 1 capital in calculating a bank's risk-based capital ratio. However, certain intangible assets which meet specified criteria ("qualifying intangibles") such as mortgage servicing rights are retained as a part of Tier 1 capital. The OCC currently maintains that only mortgage servicing rights and purchased credit card relationships meet the criteria to be considered qualifying intangibles. The OCC's guidelines formerly provided that the amount of such qualifying intangibles that may be included in Tier 1 capital was strictly limited to a maximum of 25% of total Tier 1 capital. The OCC has amended its guidelines to increase the limitation on such qualifying intangibles from 25% to 50% of Tier 1 capital and further to permit the inclusion of purchased credit card relationships as a qualifying intangible asset.

     In addition, the OCC has adopted rules which clarify treatment of asset sales with recourse not reported on a bank's balance sheet. Among assets affected are mortgages sold with recourse under Federal National Mortgage Association, Federal Home Loan Mortgage Corporation and Federal Farm Credit Bank programs. The rules clarify that even though those transactions are treated as asset sales for bank Call Report purposes, those assets will still be subject to a capital charge under the risk-based capital guidelines.

     Both the risk-based capital guidelines and the leverage ratio are minimum requirements, applicable only to top-rated banking institutions. Institutions operating at or near these levels are expected to have well diversified risk, high asset quality, high liquidity, good earnings and in general, have to be considered strong banking organizations rated composite 1 under the CAMEL rating system for banks. Institutions with lower ratings and institutions with high levels of risk or experiencing or anticipating significant growth would be expected to maintain ratios 100 to 200 basis points above the stated minimums.

     The OCC, the Federal Reserve Board and the FDIC have adopted regulations revising their risk-based capital guidelines to ensure that the guidelines take adequate account of interest rate risk. Interest rate risk is the adverse effect that changes in market interest rates may have on a bank's financial condition and is inherent to the business of banking. Under the new regulations, when evaluating a bank's capital adequacy, the agency's capital standards now explicitly include a bank's exposure to declines in the economic value of its capital due to changes in interest rates. The exposure of a bank's economic value generally represents the change in the present value of its assets, less the change in the value of its liabilities, plus the change in the value of its interest rate off-balance sheet contracts. Concurrently, the agencies issued a joint policy statement, effective June 26, 1996, to provide guidance on sound practices for managing interest rate risk. In the policy statement, the agencies emphasize the necessity of adequate oversight by a bank's Board of Directors and senior management and of a comprehensive risk management process. The policy statement also describes the critical factors affecting the agencies' evaluations of a bank's interest rate risk when making a determination of capital adequacy. The agencies' risk assessment approach used to evaluate a bank's capital adequacy for interest rate risk relies on a combination of quantitative and qualitative factors. Banks that are found to have high levels of exposure and/or weak management practices will be directed by the agencies to take corrective action. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

PROMPT CORRECTIVE ACTION

     The Federal Deposit Insurance Corporation Improvement Act of 1991 (the "FDICIA"), enacted on December 19, 1991, provides for the development of a regulatory monitoring system requiring prompt corrective action on the part of banking regulators with regard to certain classes of undercapitalized institutions. While the FDICIA does not change any of the minimum capital requirements, it directs each of the federal banking agencies to issue regulations putting the monitoring plan into effect. The FDICIA creates five "capital categories" ("well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized") which are defined in the FDICIA and which will be used to determine the severity of corrective action the appropriate regulator may take in the event an institution reaches a given level of undercapitalization. For example, an institution which becomes "undercapitalized" must submit a capital restoration plan to the appropriate regulator outlining the steps it will take to become adequately capitalized. Upon approving the plan, the regulator will monitor the institution's compliance. Before a capital restoration plan will be approved, any entity controlling a bank (i.e., holding companies) must guarantee compliance with the plan until the institution has been adequately capitalized for four consecutive calendar quarters. The liability of the holding company is limited to the lesser of five percent of the institution's total assets or the amount which is necessary to bring the institution into compliance with all capital standards. In addition, "undercapitalized" institutions will be restricted from paying management fees, dividends and other capital distributions, will be subject to certain asset growth restrictions and will be required to obtain prior approval from the appropriate regulator to open new branches or expand into new lines of business.

     As an institution's capital levels decline, the extent of action to be taken by the appropriate regulator increases, restricting the types of transactions in which the institution may engage and ultimately providing for the appointment of a receiver for certain institutions deemed to be critically undercapitalized.

     In order to comply with the FDICIA, the Federal Reserve Board, the OCC and the FDIC have adopted regulations defining operational and managerial standards relating to internal controls, loan documentation, credit underwriting criteria, interest rate exposure, asset growth, and compensation, fees and benefits.

     In response to the directive issued under the FDICIA, the regulators have established regulations which, among other things, prescribe the capital thresholds for each of the five capital categories established by the FDICIA. The following table reflects the capital thresholds:

                                                       TOTAL RISK-    TIER 1 RISK-     TIER 1
                                                      BASED CAPITAL   BASED CAPITAL   LEVERAGE
                                                          RATIO           RATIO        RATIO
                                                      -------------   -------------   --------
Well capitalized(1).................................      > 10%           > 6%           >  5%
                                                          -               -              -
Adequately Capitalized(1)...........................      >  8            > 4            >  4(2)
                                                          -               -              -
Undercapitalized(4).................................      < l8            <l4            < l4(3)
Significantly Undercapitalized(4)...................      < l6            <l3            < l3
Critically Undercapitalized.........................        --             --            <  2(5)
                                                                                         -

---------------

(1) An institution must meet all three minimums.
(2) 3% for composite 1-rated institutions, subject to appropriate federal banking agency guidelines.
(3) <3% for composite 1-rated institutions, subject to appropriate federal banking agency guidelines.
(4) An institution falls into this category if it is below the specified capital level for any of the three capital measures.
(5) Ratio of tangible equity to total assets.

     The scope of regulation and permissible activities of the Company and the Bank is subject to change by future federal and state legislation. In addition, regulators sometimes require higher capital levels on a case-by-case basis based on such factors as the risk characteristics or management of a particular institution. The Company and the Bank are not aware of any attributes of their operating plan that would cause regulators to impose higher requirements.

                        DESCRIPTION OF BANK ACQUISITION

GENERAL

     On March 30, 1998, the Company and the Bank entered into an agreement (the "Merger Agreement") whereby the Bank will be merged with and into Florida Interim Bank No. 1, N.A. ("Interim"), a national bank. Interim will be the surviving entity in the Merger, and, immediately upon consummation of the Merger, will change its name to "Florida Bank, N.A."

     The closing of the transactions contemplated by the Merger Agreement (the "Closing") will be immediately prior to the closing of the Offering, at a time, place and date specified by the parties. The Merger and other transactions contemplated by the Merger Agreement will become effective on the date and at the time certification of the Merger is received from the OCC (the "Effective Time").

     The aggregate purchase price for the Bank will be $13.75 million. At the Effective Time, each outstanding share of the Bank's capital stock ("Bank Stock")(other than shares held by holders who perfect and do not withdraw their dissenters' rights) will be converted into and exchanged for the right to receive that number of shares of Common Stock equal to the quotient obtained by dividing 6.6586 by the initial public offering price of the Common Stock offered hereby, rounded to the nearest third decimal point (the "Exchange Ratio"). The value of the consideration to be paid to Bank shareholders in the Merger was arrived at as a result of the Company's due diligence review of the Bank's financial condition and negotiations between management of the Company and the Bank. At an assumed initial public offering price of $11.00 for the Common Stock (the mid-point of the estimated range) and assuming an aggregate of 2,065,000 shares of Bank Stock issued and outstanding as of the Effective Time (assuming the exercise of all outstanding options), each share of Bank Stock would be convertible into .605 shares of Common Stock, and an aggregate of 1,250,000 shares of Common Stock would be issuable upon conversion and exchange of all shares of Bank Stock. Cash will be paid in lieu of fractional shares. If the Company changes the number of shares of Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, recapitalization, reclassification, or similar transaction and the record date or the effective date thereof will be prior to the Effective Time, the Exchange Ratio will be proportionately adjusted.

     The aggregate purchase price of $13.75 million corresponds to 209.8% of the Bank's reported shareholders' equity (plus assumed proceeds on the exercise of the Bank's 240,000 outstanding options) of $6.6 million as of December 31, 1997 and 36.6 times its reported net income for 1997 of $376,000. Shareholders' equity as of December 31, 1997 includes a one-time, non-recurring increase to additional paid-in capital of approximately $2.4 million due to the elimination of the valuation allowance on the Bank's net deferred tax assets.

CONDITIONS TO THE MERGER

     Consummation of the Merger, which has been approved by the Boards of Directors of both the Company and the Bank, is subject to the satisfaction or waiver of certain conditions including, among others, (i) approval of the Merger by the requisite vote of at least two-thirds of the outstanding Bank Stock at a special meeting of the Bank's shareholders to be held on July 24, 1998, (ii) the Registration Statement of which this Prospectus is a part being declared effective under the Securities Act, (iii) receipt of the opinion of Mercer Capital as to the fairness from a financial point of view of the Merger to Bank shareholders, (iv) approval of appropriate regulatory agencies and (v) execution of a definitive underwriting agreement for the purchase and sale of at least $30 million of Company Common Stock. Approval of the Merger Agreement by the Company's shareholders is not required to effect the Merger.

REPRESENTATIONS AND WARRANTIES; CONDUCT OF BUSINESS PENDING THE CONSUMMATION OF THE MERGER

     The Merger Agreement contains various customary representations and warranties including, without limitation, representations and warranties by the Company and the Bank as to their organization, existence and good standing, capitalization, authority and power to carry out the transactions contemplated by the Merger Agreement, compliance with all regulatory filing requirements, compliance with laws, possession of required consents and approvals, absence of undisclosed liabilities, absence of pending litigation, payment of taxes, possession of good and marketable title with respect to each party's assets, compliance with environmental laws, compliance with the Employee Retirement Income Security Act of 1974, as amended, absence of default in Material Contracts (as defined in the Merger Agreement) and absence of certain events, changes or occurrences which, individually or in the aggregate would, with respect to the Company or the Bank: (i) in the aggregate result in an adverse impact of at least $200,000 on the financial position or results of operations of either the Company or the Bank or (ii) impair the ability of either the Company or the Bank to perform its respective obligations under the Merger Agreement or to consummate the Merger or the other transactions contemplated by the Merger Agreement (collectively, a "Material Adverse Effect"), provided that a Material Adverse Effect will not be deemed to include the impact of (a) changes in banking and similar laws of general applicability or interpretations thereof by courts or governmental authorities, (b) changes in GAAP or regulatory accounting principals generally applicable to banks and their holding companies, (c) actions and omissions of any of the Company, the Bank or any of their respective subsidiaries taken with the prior informed consent of the other party in contemplation of the transactions contemplated by the Merger Agreement, (d) circumstances affecting regional bank holding companies generally and (e) the Merger and compliance with the provisions of the Merger Agreement on the operating performance of the Company and the Bank.

     The Bank has agreed, during the period from the date of the Merger Agreement to the earlier of the Effective Time or termination of the Merger Agreement, to (a) operate its business only in the usual, regular, and ordinary course, (b) use its reasonable best efforts to preserve its business organization and assets and maintain its rights and franchises, (c) use its reasonable best efforts to maintain its current employee relationships, and (d) take no action which would materially adversely affect the ability of any party to obtain any consents of regulatory authorities required for the transactions contemplated by the Merger Agreement. In addition, the Company has agreed during such time period to (i) continue to conduct its business and the business of its subsidiaries in a manner designed in its reasonable judgment, to enhance the long-term value of its Common Stock and the business prospects of its companies and (ii) take no action which would (x) materially adversely affect the ability of any party to obtain any consents required for the transactions contemplated by the Merger Agreement or (y) materially adversely affect the ability of any party to perform its covenants and agreements under the Merger Agreement. In addition, the Company and the Bank have agreed that they will not, without the other party's prior approval, and unless otherwise expressly permitted by the Merger Agreement, take certain specified actions that would have the effect of changing such party's capital or ownership structure, loan portfolio, or balance sheet.

TERMINATION

     The Merger Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time; (a) by mutual written consent of the boards of directors of the Company and the Bank; (b) by the board of directors of either the Bank or the Company: (i) in the event of the inaccuracy of any representation or warranty of the other party contained in the Merger Agreement which cannot or has not been cured within 30 days after providing written notice of such inaccuracy and which inaccuracy would provide the terminating party the ability to refuse to consummate the Merger, provided that the terminating party is not then in breach of any representation or warranty, or in material breach of any covenant or agreement, contained in the Merger Agreement; (ii) if the other party has materially breached any covenant, agreement or obligation under the Merger Agreement, and such breach cannot or will not be cured within 30 days after giving written notice to the breaching party of the breach; (iii) if any application for necessary regulatory approval consent is denied by final nonappealable action; (iv) if the Bank's shareholders fail to approve the Merger Agreement; (v) the Merger has not been consummated by September 30, 1998; or
(vi) any of the conditions precedent to the party's obligations to consummate the Merger cannot be satisfied, or cannot be satisfied or fulfilled by September 30, 1998; (c) by the Company if (i) dissenters' rights are claimed by persons owning in the aggregate more than 10% of the issued and outstanding Bank Stock or (ii) the Bank does not receive an opinion from Deloitte & Touche LLP, dated as of the Effective Time and with contents acceptable to the Company in its sole discretion, to the effect that no ownership change (as defined in Section 382(g) of the Code), of the Bank has occurred during or after any taxable period in which the Bank incurred a net operating loss that carries over to any taxable period ending after December 31, 1996 or (d) by the Bank, if any time prior to the Effective Time, (i) Mercer Capital withdraws its fairness opinion or (ii) a third-party makes a bona fide Acquisition Proposal that the Bank's Board of Directors determines in its good faith and in the exercise of its fiduciary duties, is more favorable to the Bank's shareholders than the Merger Agreement and that the failure to terminate the Merger Agreement and accept such alternative would be inconsistent with the proper exercise of such fiduciary duties.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth information concerning the Company's executive officers, directors and significant employees upon completion of the Offering and consummation of the Merger.

NAME                                                               POSITION(1)
----                                                               -----------
M.G. Sanchez....................................  Chairman of the Board
Charles E. Hughes, Jr. .........................  President, Chief Executive Officer and
                                                  Director
T. Edwin Stinson, Jr. ..........................  Chief Financial Officer(2)
Nancy E. LaFoy..................................  Secretary, Treasurer and Director(2)
Richard B. Kensler..............................  Chief Credit Officer
John S. McMullen................................  President of the Tampa Market and Director(3)
Donald D. Roberts...............................  President of the Jacksonville Market
T. Stephen Johnson..............................  Vice Chairman of the Board
Clay M. Biddinger...............................  Director
P. Bruce Culpepper..............................  Director
J. Malcolm Jones, Jr. ..........................  Director
W. Andrew Krusen, Jr. ..........................  Director(4)
Wilford C. Lyon, Jr. ...........................  Director
David McIntosh..................................  Director

---------------

(1) The Board of Directors of the Company is divided into three classes, designated Class I, Class II and Class III. See "-- Board of Directors."
(2) Upon completion of the Offering and the Merger, Mr. Stinson will be named Chief Financial Officer, Secretary and Treasurer of the Company. Accordingly, Ms. LaFoy will resign as Secretary and Treasurer of the Company, but will remain a member of the Board of Directors.
(3) Upon completion of the Offering and the Merger, Mr. McMullen will be named President of the Tampa Market and will become a director of the Company.
(4) Upon completion of the Offering and the Merger, Mr. Krusen will become a director of the Company.

     M. G. Sanchez, age 63, has served as Chairman of the Board and a Class II Director of the Company since February 1998. Prior to his service with the Company, Mr. Sanchez worked independently as a bank management consultant, periodically performing contract work with TSJ&A. From 1986 to 1997, Mr. Sanchez has served as President and Chief Executive Officer of The FBF Management Group, a provider of management consulting services to banks in Florida. Prior to his service with The FBF Management Group, from 1979 to 1986, Mr. Sanchez served as the President and Chief Executive Officer of First Bankers Corporation of Florida, a bank holding company with nine subsidiary banks in Florida that was acquired by First Union Corporation in 1986. Mr. Sanchez has also served as a Member of the Board of Directors for the Miami branch of the Federal Reserve Bank of Atlanta and a Member of the Governors Advisory Committee on Interstate Banking. Mr. Sanchez is also a past National President of Robert Morris Associates, the association of bank loan and credit officers. Mr. Sanchez serves on the Advisory Board at the College of Business at the University of Florida and is a former President of Gator Boosters, Inc. at the University of Florida. Upon completion of the Offering and the Merger, Mr. Sanchez will serve as Chairman of the Board of the Directors of the Bank.

     Charles E. Hughes, Jr., age 54, has served as President, Chief Executive Officer and a Class III Director of the Company since January 1998. Prior to his appointment as President and Chief Executive Officer and election as Director, Mr. Hughes served as Chairman of the Board, President and Chief Executive Officer of SouthTrust Bank of Florida, N.A. ("SouthTrust"). At SouthTrust, Mr. Hughes was responsible for negotiating bank acquisitions in Florida and overseeing the entire Florida operations for SouthTrust. Prior to joining SouthTrust, Mr. Hughes served as Executive Vice President and Chief Financial Officer of Baptist Health System, Inc., a hospital management corporation from 1990 to 1992. Prior to Baptist Health System,

Inc., Mr. Hughes served as Executive Vice President of Florida National Banks of Florida, Inc. and President of Florida National Bank in Jacksonville from 1983 until Florida National Bank merged with First Union National Bank in 1990. Mr. Hughes is a past Chairman and a present member of the Board of Trustees of the Jacksonville Chamber of Commerce. Upon consummation of the Merger, Mr. Hughes will serve as President and Chief Executive Officer of the Bank.

     T. Edwin Stinson, Jr., age 45, has served as Executive Vice President, Chief Operating Officer and as a director of the Bank since 1993. Prior to his service with the Bank, Mr. Stinson served as the President of Florida State Bank and Emerald Coast State Bank in Northwest Florida. Mr. Stinson has been involved in the banking industry since 1978. Upon completion of the Offering and the Merger, Mr. Stinson will serve as the Secretary, Treasurer, and Chief Financial Officer of the Company and Secretary and Chief Financial Officer of the Bank.

     Nancy E. LaFoy, age 43, has served as a Class I Director of the Company since its inception and as Secretary and Treasurer of the Company since January 1998. Ms. LaFoy has served as Senior Vice President of TSJ&A since 1987. Prior to her service with TSJ&A, Ms. LaFoy served as Assistant Vice President with Wachovia Corporation in Atlanta, Georgia, formerly First National Bank of Atlanta, from 1984 to 1987. Ms. LaFoy has been involved in the banking industry since 1977. Upon the completion of the Offering and the Merger, Ms. LaFoy will resign from her position as Secretary and Treasurer of the Company, but will remain a director of the Company.

     Richard B. Kensler, age 48, has served as the Chief Credit Officer of the Company since April 1998. Prior to his service with the Company, Mr. Kensler served as a senior credit officer for Signet Banking Corporation, since 1987. Mr. Kensler's banking career began in the Florida market when he served as an Assistant Vice President and Special Assets Manager for Sun Banks of Florida, Inc. in Orlando from 1972 to 1980.

     John S. McMullen, age 54, has served as President and Chief Executive Officer of the Bank since 1992. Prior to First National Bank of Tampa, Mr. McMullen served as Senior Vice President of Corporate Banking in Tampa from 1990 to 1992 and Area Executive Vice President for Pinellas County of First Florida Bank, N.A. from 1985 to 1990. Mr. McMullen also held various senior officer positions with First Florida Bank in Tampa since 1970. Mr. McMullen serves as a director of Merchants Association of Florida, Inc., and Tampa Downtown Partnership. Upon the completion of the Offering and the Merger, Mr. McMullen will become a director of the Company and the Bank and will be named President of the Tampa Market.

     Donald D. Roberts, age 49, has served as President of the Jacksonville Market since April 1998. Prior to his service with the Company, Mr. Roberts served as President and Chief Executive Officer of Barnett Bank, N.A., Lake County, Florida since 1993. Prior to his service in Lake County, he served as President and Chief Executive Officer of Barnett Bank of Atlanta from 1990 through 1994. During his 13 year tenure with Barnett Banks, he served in several positions, including Executive Vice President in charge of the Corporate Banking Group.

     T. Stephen Johnson, age 48, has served as a Class I Director of the Company since its inception in October 1997, and as its Vice Chairman since February 1998. Mr. Johnson has served as the Chairman of the Board of T. Stephen Johnson & Associates, Inc. ("TSJ&A"), a financial services consulting firm, since its inception in 1987. TSJ&A specializes in mergers, acquisitions and regulatory consulting for financial institutions. Mr. Johnson currently serves as Chairman of the Board of Directors of NetB@nk, Inc. a publicly traded company. In addition, he is the principal owner of Bank Assets, Inc., a provider of benefit programs for directors and officers of banks.

     Clay M. Biddinger, age 42, has served as a Class II Director of the Company since April 1998. Since 1991, Mr. Biddinger has served as Chairman of the Board and sole shareholder of CMB Holdings, Inc. Mr. Biddinger served as President, Chief Executive Officer and director of Sun Financial Group, Inc., Tampa, Florida ("Sun") from its founding in 1981 through June 1998. In October 1995, Sun was sold to GATX Corporation, a publicly traded corporation. In addition, since 1995 Mr. Biddinger has served as a director of Centron DPL Company, a wholly-owned subsidiary of GATX Corporation. Mr. Biddinger is a member of the Executive Committee of Dominion Financial Group International, LDC, a merchant banking company which provides investment capital to various emerging business enterprises. Mr. Biddinger is the past Founding Chairman and a present member of the Council of Growing Companies. Mr. Biddinger also serves on the Boards of Directors of various charitable organizations.

     P. Bruce Culpepper, age 56, has served as a Class III Director of the Company since April 1998. Mr. Culpepper has been an attorney with the Florida-based law firm of Akerman, Senterfitt & Eidson, P.A. since 1997. Prior to 1997, Mr. Culpepper was a partner with the law firm of Pennington, Culpepper, P.A. from 1992 to 1997.

     J. Malcolm Jones, Jr., age 45, has served as a Class I Director of the Company since April 1998. Since 1997, Mr. Jones has been Senior Vice President of St. Joe Corporation, a publicly traded paper and forestry concern, and from 1995 to 1997, Mr. Jones served as St. Joe Corporation's Vice President and Chief Financial Officer. Mr. Jones formerly served as President, Chief Executive Officer and Vice Chairman of the Board of FloridaBank, a Florida savings bank from 1990 to 1994. Mr. Jones also serves on the Board of Directors of Holmes Lumber Company.

     W. Andrew Krusen, Jr., age 50, has served as Chairman of the Board of First National Bank of Tampa since 1991. Since 1988, Mr. Krusen has served as Chairman of the Board of Dominion Energy and Minerals Corporation, an oil and gas concern, and is Chairman of the Executive Committee of Dominion Financial Group International, LDC, a merchant banking company which provides investment capital to various emerging business enterprises. He also serves as a director of General Group Holdings, Inc., a family controlled business involved in real estate development, construction, leasing and manufacturing. Mr. Krusen is also a director of publicly traded Northstar Energy Inc., Memry Corporation and Raymond James Trust Company. Mr. Krusen will become a director of the Company upon the completion of the Offering and the Merger.

     Wilford C. Lyon, Jr., age 63, has served as a Class II Director of the Company since April 1998. Prior to his service with the Company, Mr. Lyon served as Chairman of the Board and Chief Executive Officer of the Independent Insurance Group, Inc., a publicly traded company. Mr. Lyon retired from that position on February 29, 1996 when the company merged with the American General Corporation, a publicly traded company. Mr. Lyon has also served on the Board of Florida National Banks of Florida, Inc. from 1983 to 1990 when it merged with First Union National Bank of Florida; and thereafter he served on the Board of First Union National Bank of Florida until 1991. Mr. Lyon is active in community affairs, having served as Chairman of the Jacksonville Chamber of Commerce, and Past-District Governor of Rotary International.

     David McIntosh, age 51, has served as a Class III Director of the Company since April 1998. Prior to his service with the Company, Mr. McIntosh served as the Chief Executive Officer of Gunster, Yoakley, Valdes-Fauli & Stewart, P.A., a 150-attorney law firm based in West Palm Beach since 1984. Effective March 31, 1998, Mr. McIntosh retired from his position as Chief Executive Officer but will remain as a consultant to the firm through December 1998 to assist in the transition and search for a successor. Over the past two years, Mr. McIntosh has served as Chairman of the Governor's Task Force on Telecommunications, Chairman of the Florida Intangible Tax Task Force, Chairman of Florida TaxWatch and Chairman of the Advisory Board of the College of Business at Florida Atlantic University. Since 1980, Mr. McIntosh has served as a member of the Board of Directors of the University of Florida Foundation and is also a past President of the Foundation.

BOARD OF DIRECTORS

     The number of directors of the Company is currently fixed at nine. The Articles of Incorporation and the By-Laws provide for the Board of Directors to consist of not less than two, nor more than twenty-five persons, with the precise number to be determined from time to time by the Board of Directors. The directors are divided into three classes, designated Class I, Class II and Class
III. Each class will consist, as nearly as may be possible, of one-third of the total number of directors constituting the entire Board of Directors. The term of the Company's initial Class I Directors expires at the Company's annual meeting of shareholders in 1999; the term of the Company's initial Class II Directors expires at the Company's annual meeting of shareholders in 2000; and the term of the Company's initial Class III Directors expires at the Company's annual meeting of shareholders in 2001. At each annual meeting of shareholders, successors to the class of directors whose term expires at the annual meeting will be elected for a three-year term. If the number of directors is changed, an increase or decrease will be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible. Any director elected to fill a vacancy will have the same remaining term as that of his predecessor. In the case of the removal of a director from office, the resulting vacancy on the Board of Directors shall be filled by the vote of at least seventy-five percent (75%) of the outstanding shares of Common Stock. Any other vacancy on the Board of Directors may be filled by a majority vote of the remaining directors then in office or by action of the shareholders. Any director may be removed, with or without cause, at any regular or special meeting of shareholders called for that purpose.

     The effect of the classified Board of Directors is to make it more difficult for a person, entity or group to effect a change in control of the Company through the acquisition of a large block of the Company's voting stock. The executive officers of the Company serve at the pleasure of the Board of Directors.

     The Board of Directors has an Executive Committee, an Audit Committee and a Compensation Committee. The Executive Committee, which is currently comprised of Charles E. Hughes, Jr., T. Stephen Johnson, J. Malcolm Jones, Jr., Wilford C. Lyon, Jr. and M. G. Sanchez, exercises the authority of the Board of Directors in accordance with the By-Laws of the Company between regular meetings of the Board of Directors. The Audit Committee, which is currently comprised of P. Bruce Culpepper, Wilford C. Lyon, Jr. and David McIntosh, reviews and makes recommendations to the Board of Directors on the Company's audit procedures and independent auditors' report to management and recommends to the Board of Directors the appointment of the independent auditors for the Company. The Compensation Committee, currently comprised of Clay M. Biddinger, J. Malcolm Jones, Jr. and David McIntosh, reviews and makes recommendations to the Board of Directors with respect to the compensation of officers of the Company and will assist the Board in the administration of the Company's 1998 Stock Option Plan.

EXECUTIVE COMPENSATION

     For the fiscal year ended December 31, 1997, the Company was in a development stage and no one served as the Chief Executive Officer of the Company during that period. Charles E. Hughes, Jr. entered into an employment agreement with the Company in January 1998, the terms of which are discussed below. Accordingly, no compensation was paid during the fiscal year ended December 31, 1997.

EMPLOYMENT AGREEMENTS

     The Company and Charles E. Hughes, Jr. have entered into an employment agreement (the "Employment Agreement") which provides that Mr. Hughes will serve as the President and Chief Executive Officer of the Company and as President and Chief Executive Officer of the Bank upon completion of the Merger and the Offering. Mr. Hughes also serves as a member of the Board of Directors and will serve on the Bank's board of directors after the closing of the Offering. The Employment Agreement has a three-year term and provides for a minimum annual base salary of $220,000 until the closing of the Offering and an annual base salary of $250,000 subsequent to the completion of the Merger and the Offering. In addition to the compensation to be paid under the terms of the Employment Agreement, the Board will issue an option to Mr. Hughes to purchase 80,000 shares of Common Stock at the initial public offering price of the Common Stock sold in the Offering. This option will be exercisable for a period of ten years.

     After the closing of the Offering, in the event of a "change in control" of the Company (as defined in the Employment Agreement), Mr. Hughes will be entitled to give written notice to the Company of termination of the Employment Agreement and to receive a cash payment equal to approximately 300% times the compensation received by Mr. Hughes in the one-year period immediately preceding the change in control.

     In the event that the Board of Directors determines in its sole discretion that the Company is unable to close the Offering, then the Employment Agreement may be terminated by the Board of Directors at any time during the term of the Employment Agreement without notice upon the condition that Mr. Hughes will be entitled, as liquidated damages, to be paid the sum of $100,000. The Employment Agreement may be terminated by the Board of Directors without notice and without further obligation than for monies already paid, if Mr. Hughes is terminated for Cause (as that term is defined in the Employment Agreement). Upon thirty days' written notice to Mr. Hughes, the Bank may terminate the Employment Agreement without Cause upon the condition that Mr. Hughes will be entitled to the same compensation as he would have been entitled to receive in the event of a change of control of the Company. Likewise, Mr. Hughes may upon thirty days' written notice to the Company terminate the Employment Agreement without Cause. In the event of termination by Mr. Hughes, the Company will have no further obligation than for monies paid and the Company shall be entitled to enforcement of the non-compete and non-solicitation provisions. After the closing of the Offering, in the event of Mr. Hughes' death, the Company will pay to Mr. Hughes' designated beneficiary an amount equal to Mr. Hughes' base salary through the end of the month in which Mr. Hughes' death occurred. The Employment Agreement also provides a non-compete provision which provides that in the event of termination of employment without cause under the Employment Agreement by Mr. Hughes pursuant to the giving of notice by Mr. Hughes, Mr. Hughes has agreed that for a period of twelve months after such termination date, Mr. Hughes shall not, without the prior written consent of the Company, within Duval County, Florida either directly or indirectly, serve as an executive officer of any bank, bank holding company or other financial institution.

     The Company anticipates entering into employment agreements with John S. McMullen and T. Edwin Stinson, Jr. The agreements provide for three year terms commencing upon the closing of the Offering. Mr. McMullen's employment agreement provides for an annual base salary of $135,000 and the grant of options to purchase 60,000 shares of Common Stock at the first Board of Directors meeting subsequent to the closing of the Offering. In addition, Mr. McMullen's employment agreement provides that his title following the Merger and the Offering will be President of the Tampa Market. Mr. Stinson's employment agreement provides for an annual base salary of $117,000 and the grant of options to purchase 39,999 shares of Common Stock at the first Board of Directors meeting subsequent to the closing of the Offering. Upon the consummation of the Offering, Mr. Stinson's title will be Chief Financial Officer of the Company. The options to be granted under both Mr. McMullen's and Mr. Stinson's employment agreements will be exercisable at the initial public offering price. In the event of a "change in control" (as defined in their respective agreements) of the Company, both agreements provide that Mr. Stinson and Mr. McMullen may elect to give written notice to the Company of termination of their respective agreements and to receive a cash payment equal to approximately 300% times the compensation received by them in the one year period immediately preceding the change in control. Each of Mr. McMullen's and Mr. Stinson's employment agreements contain a non-compete provision which provides that in the event of termination of employment without cause, both Mr. McMullen and Mr. Stinson have agreed that for a period of twelve months after such termination date, Mr. McMullen and Mr. Stinson will not, without the prior written consent of the Company, within Hillsborough and Pinellas Counties, Florida either directly or indirectly, serve as an executive officer of any bank, bank holding company or other financial institution.

     The Company also anticipates entering into employment agreements with Donald D. Roberts and Richard B. Kensler. Mr. Roberts' employment agreement provides that he will serve as the President of the Jacksonville Market for a three year term. Mr. Roberts' employment agreement further provides for an annual base salary of $130,000 and the grant of options to purchase 20,000 shares of Common Stock at the first Board of Directors meeting subsequent to the completion of the Offering. Mr. Kensler's employment agreement provides that he will serve as the Chief Credit Officer of the Company for a three year term. Mr. Kensler's employment agreement further provides for an annual base salary of $110,000 and the grant of options to purchase 20,000 shares of Common Stock at the first Board of Directors meeting subsequent to the completion of the Offering. Both Mr. Roberts' and Mr. Kensler's employment agreements contain "change in control," termination, and non-compete provisions similar to those discussed above in the Employment Agreement.

STOCK OPTION PLAN

     In March 1998, the Board of Directors of the Company adopted the Florida Banks, Inc. 1998 Stock Option Plan (the "1998 Plan") to promote the Company's growth and financial success. Options may be granted under the 1998 Plan to the Company's directors, officers and employees, as well as certain consultants and advisors. The 1998 Plan contemplates the grant of non-qualified stock options and incentive stock options as defined in Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"). The 1998 Plan is not qualified under Section 401(a) of the Code and is not subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. The 1998 Plan provides for option grants to purchase up to an aggregate of 900,000 shares of Common Stock, subject to adjustment under certain circumstances (the "Option Shares"). The aggregate fair market value (determined at the time the option is granted) of the shares of Common Stock with respect to which incentive stock options are exercisable for the first time by an optionee during a calendar year may not exceed $100,000. This limitation does not apply to non-qualified stock options. The 1998 Plan will expire upon the earlier to occur of: (i) the date on which all Option Shares have been issued upon exercise of options under the 1998 Plan; or (ii) the tenth anniversary of the 1998 Plan's effective date. The 1998 Plan will be administered by the Board of Directors or by a Stock Option Committee appointed by the Board and consisting of least two non-employee Board members. The exercise price of options granted under the 1998 Plan will be determined by the Board of Directors, but will in no event be less than 100% of the Market Price (as defined in the 1998 Plan) of one share of Common Stock on the option grant date (110% in the case of a Ten Percent Owner, as defined in the 1998 Plan); provided, however, that non-qualified stock options may be granted at an exercise price of no less than 75% of the Market Price of the Common Stock on the date of grant. Vested options under the 1998 Plan may be exercised in whole or in part, but in no event later than ten (10) years from the grant date (five years in the case of an incentive stock option granted to a Ten Percent Owner). If the optionee of an incentive stock option during his or her lifetime ceases to be an officer, director, or employee of the Company or any subsidiary of the Company for any reason other than his or her death or total disability, any option or unexercised portion thereof which is exercisable on the date the optionee ceases employment will expire three months following the date the optionee ceases to be an officer, director or employee of the Company or of a subsidiary of the Company, but in no event after the term provided in the optionee's option agreement. If an optionee dies or becomes totally disabled while he or she is an officer, director or employee of the Company or of a subsidiary of the Company, the option may be exercised by a legatee or legatees of the optionee under his or her last will or by his or her personal representative or representatives at any time within one year following his or her death or total disability, but in no event after the term provided in his or her option agreement. The foregoing limitations with respect to termination of employment or death do not apply to optionees of non-qualified stock options. Options granted under the 1998 Plan will only be assignable or transferable by the optionee by will or the laws of descent and distribution. During the optionee's lifetime, options are only exercisable by him or her. The Board of Directors may at any time terminate, modify or amend the 1998 Plan in any respect, except that without shareholder approval the Board of Directors may not (i) increase the number of Option Shares, (ii) extend the period during which options may be granted or exercised, (iii) change the class of 1998 Plan participants, or (iv) otherwise materially modify the requirements as to eligibility for participation in the 1998 Plan. In no event will the termination, modification or amendment of the 1998 Plan, without the written consent of an optionee, affect his or her rights under an option or right previously granted to him or her. The 1998 Plan was approved by the Company's shareholders on June 4, 1998.

COMPENSATION OF DIRECTORS

     Directors of the Company and the Bank will not receive any compensation based on their attendance at Board of Directors meetings until the Bank is profitable for three consecutive quarters following the consummation of the Offering. Upon consummation of the Offering, directors of the Company will be entitled to receive stock option awards under the 1998 Plan. In addition, members of the Board of Directors will be reimbursed for out-of-pocket expenses incurred in connection with attendance at Board meetings. The members of the local advisory boards of directors will receive compensation in a format to be determined by the Board of Directors of the Bank. Such compensation may be incentive-based and include cash and options to purchase Common Stock.

                              CERTAIN TRANSACTIONS

     TSJ&A has provided consulting services during the organization and formation of the Company. T. Stephen Johnson, Vice-Chairman of the Company, is the President of TSJ&A and Nancy E. LaFoy, Secretary and Treasurer of the Company, is the Senior Vice President of TSJ&A. In addition, from time to time,
M. G. Sanchez has performed consulting work for TSJ&A. Specific responsibilities undertaken by TSJ&A include assisting management of the Company in formulating the Company's business plan, conducting a feasibility analysis, drafting proposed administrative and operational procedures, and preparing the necessary regulatory filings for approval of the formation of the Company and the acquisition of the Bank. As compensation for its services, TSJ&A has been paid a monthly fee of $15,000 for the six month period commencing in January 1998 and ending in June 1998. In addition, TSJ&A will receive a finder's fee in connection with the acquisition of the Bank of $137,500 (one percent of the aggregate purchase price), which finder's fee shall be paid from the proceeds of the Offering. Furthermore, the Company temporarily operated from the corporate offices of TSJ&A which are located at 9755 Dogwood Road, Suite 310, Roswell, Georgia 30075. There was no consideration paid to TSJ&A by the Company for the use of its offices.


     Mr. Robin C. Kelton, who beneficially owns greater than five percent of the outstanding shares of Common Stock (prior to the issuance of the shares in connection with the Offering), serves as Chairman of the Board of Directors of Kelton International Limited, an Underwriter in the Offering. Kelton International Limited received a fee of $45,450 for its services as placement agent in connection with the issuance of units consisting of shares of Common Stock, Preferred Stock and warrants to purchase shares of Common Stock (the "Units") to certain foreign investors on February 3, 1998. The Units were issued in a private placement in reliance upon the exemption from the registration provisions of the Securities Act, pursuant to the provisions of Rule 506 promulgated thereunder. In addition, on February 11, 1998, Mr. Kelton purchased 22,500 shares of Common Stock at a purchase price of $.01 per share. It is anticipated that upon the consummation of the Offering, Mr. Kelton will receive immediately exercisable options to purchase 22,500 shares of Common Stock with an exercise price equal to the initial public offering price of the Common Stock.


     The Bank has extended loans from time to time to certain of its directors, their associates and members of the immediate families of the directors and executive officers of the Bank. These loans have been made in the ordinary course of business on substantially the same terms, including interest rates, collateral and repayment terms, as those prevailing at the time for comparable transactions with persons not affiliated with the Bank, and did not involve more than the normal risk of collectibility or present other unfavorable features. Once the Bank becomes a wholly-owned subsidiary of the Company, the Bank may extend similar loans from time to time to certain of the Company's directors and executive officers, their associates and members of the immediate families of the directors and executive officers of the Company.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


     The following table sets forth information with respect to the beneficial ownership of shares of the Common Stock as of July 2, 1998, and as adjusted to reflect the sale of the shares offered hereby and the shares offered in connection with the Merger, with respect to (i) each director of the Company;
(ii) each person, including any "group" as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, who is known by the Company to own beneficially more than 5.0% of the outstanding shares of the Common Stock and (iii) all directors and executive officers of the Company as a group. Unless otherwise indicated, each shareholder has sole voting and investment power with respect to the indicated shares.


                                                                                BENEFICIAL OWNERSHIP
                                                      BENEFICIAL OWNERSHIP        AFTER THE MERGER
                                                      PRIOR TO THE OFFERING       AND THE OFFERING
                                                      ---------------------   ------------------------
                                                       COMMON                  COMMON
NAME OF BENEFICIAL OWNER                              STOCK(1)     PERCENT    STOCK(1)      PERCENT(2)
------------------------                              ---------    --------   --------      ----------
Clay M. Biddinger...................................        --          *          --             *
P. Bruce Culpepper..................................        --          *          --             *
Charles E. Hughes, Jr. .............................    80,000       21.2%    160,000(3)        2.8%
T. Stephen Johnson..................................    93,750(4)    24.8     177,250(5)        3.1
J. Malcolm Jones, Jr. ..............................        --          *          --             *
W. Andrew Krusen, Jr. ..............................        --          *     127,076(6)        2.2
Richard B. Kensler..................................        --          *          --             *
Nancy E. LaFoy......................................    10,000        2.6      20,000(7)          *
Wilford C. Lyon, Jr. ...............................        --          *          --             *
David McIntosh......................................        --          *          --             *
John S. McMullen....................................        --          *     224,773(8)        4.0
Donald D. Roberts...................................        --          *          --             *
M.G. Sanchez........................................    70,000       18.5     140,000(9)        2.5
T. Edwin Stinson, Jr. ..............................        --          *      94,506(10)       1.7
Robin C. Kelton.....................................    22,500        6.0      45,000(11)         *
Bank Julius Baer & Co., Ltd.........................    24,000        6.4%     48,000(12)         *
All executive officers and directors as a group
  (14 persons)......................................   253,750       67.2%    943,605(13)      16.0%

---------------

   * Less than 1%.
 (1) Pursuant to the rules of the Commission, the determinations of "beneficial ownership" of Common Stock are based upon Rule 13d-3 under the Exchange Act, which provides that shares will be deemed to be "beneficially owned" where a person has, either solely or in conjunction with others, the power to vote or to direct the voting of shares and/or the power to dispose, or to direct the disposition of, shares or where a person has the right to acquire any such power within 60 days after the date such "beneficial ownership" is determined. Shares of Common Stock that a beneficial owner has the right to acquire within 60 days pursuant to the exercise of stock options or warrants are deemed to be outstanding for the purpose of computing the percentage ownership of such owner but are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

 (2) The percentages are based upon the aggregate number of shares of Common Stock issued and outstanding as of July 2, 1998, as adjusted to reflect the 4,000,000 shares issuable pursuant to the Offering (assuming no exercise of the Underwriters' overallotment option) and the 1,250,000 shares issuable pursuant to the Merger (assuming an $11.00 initial public offering price of the Common Stock in the Offering, the mid-point of the estimated range, and the exchange of 2,065,000 shares of the Bank's common stock outstanding immediately prior to consummation of the Merger).

 (3) Includes 80,000 shares issuable upon the exercise of immediately exercisable options to be granted simultaneously with the closing of the Offering.
 (4) Includes 13,500 shares which are owned by Mr. Johnson's wife, 10,000 shares held by Mr. Johnson's wife as a custodian for their children, and 250 shares held by Mr. Johnson as a custodian for his nephew.

 (5) Includes 70,000 shares issuable upon the exercise of immediately exercisable options to be granted simultaneously with the closing of the Offering and 13,500 shares issuable upon the exercise of immediately exercisable options to be granted to Mr. Johnson's wife simultaneously with the closing of the Offering.
 (6) Includes 40,000 shares issuable upon the exercise of immediately exercisable options to be granted simultaneously with the closing of the Offering and 87,076 shares issuable upon conversion and exchange of shares of the Bank's common stock pursuant to the Merger.
 (7) Includes 10,000 shares issuable upon the exercise of immediately exercisable options to be granted simultaneously with the closing of the Offering.
 (8) Comprised of shares issuable upon conversion and exchange of shares of the Bank's common stock pursuant to the Merger. Does not include 60,000 shares issuable upon the exercise of options to be granted at the first Board of Directors meeting subsequent to the closing of the Offering which will not be exercisable within 60 days of the date of this Prospectus.
 (9) Includes 70,000 shares issuable upon the exercise of immediately exercisable options to be granted simultaneously with the closing of the Offering.
(10) Comprised of shares issuable upon conversion and exchange of shares of the Bank's common stock pursuant to the Merger. Does not include 39,999 shares issuable upon the exercise of options to be granted at the first Board of Directors meeting subsequent to the closing of the Offering which will not be exercisable within 60 days of the date of this Prospectus.
(11) Includes 22,500 shares issuable upon the exercise of immediately exercisable options to be granted simultaneously with the closing of the Offering.
(12) Includes immediately exercisable warrants to purchase 24,000 shares at the initial public offering price.
(13) Includes 283,500 shares upon the exercise of immediately exercisable options to be granted simultaneously with the closing of the Offering and 406,355 shares upon conversion and exchange of shares of the Bank's common stock pursuant to the Merger.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL


     The Company is authorized to issue 30,000,000 shares of Common Stock, $.01 par value per share, and 1,000,000 shares of Preferred Stock, $.01 par value per share, of which 600,000 shares of Preferred Stock have been designated as the Series A Preferred Stock. As of the date hereof, 377,800 shares of Common Stock and 60,600 shares of Series A Preferred Stock are issued and outstanding, held by 28 and eight shareholders of record, respectively.


     The following summary of the Common Stock and Preferred Stock is qualified in its entirety by reference to the Articles of Incorporation, the By-Laws, and the Florida Business Corporation Act, as amended (the "FBCA").

COMMON STOCK

     Subject to such preferential rights as may be granted by the Board of Directors in connection with any issuances of Preferred Stock, holders of shares of Common Stock are entitled to receive such dividends as may be declared by the Board of Directors in its discretion from funds legally available therefor. At this time, the Board of Directors intends to retain all earnings to support anticipated growth in the current operations of the Company and the Bank and to finance future expansion. Additional restrictions on the payment of cash dividends may be imposed in connection with future issuances of Preferred Stock and indebtedness by the Company. Further declarations and payments of cash dividends, if any, will also be determined in light of then-current conditions, including the Company's earnings, operations, capital requirements, liquidity, financial condition, restrictions in financing agreements and other factors deemed relevant by the Board of Directors. Upon the liquidation, dissolution or winding up of the Company, after payment of creditors, the remaining net assets of the Company will be distributed pro rata to the holders of Common Stock, subject to any liquidation preference of the holders of Preferred Stock. See
"-- Preferred Stock." There are no preemptive rights, conversion rights, or redemption or sinking fund provisions with respect to the shares of Common Stock. All of the outstanding shares of Common Stock are, and the shares to be outstanding upon completion of the Offering will be, duly and validly authorized and issued, fully paid and nonassessable.

     Holders of Common Stock are entitled to one vote per share of Common Stock held of record on all such matters submitted to a vote of the shareholders. Holders of Common Stock do not have cumulative voting rights. As a result, the holders of a majority of the outstanding shares of Common Stock voting for the election of directors can elect all the directors, and, in such event, the holders of the remaining shares of Common Stock will not be able to elect any persons to the Board of Directors.

PREFERRED STOCK

     The Board of Directors may, without approval of the Company's shareholders, from time to time authorize the issuance of Preferred Stock in one or more series for such consideration and, within certain limits, with such relative rights, preferences and limitations as the Board of Directors may determine. The relative rights, preferences and limitations that the Board of Directors has the authority to determine as to any such series of Preferred Stock include, among other things, dividend rights, voting rights, conversion rights, redemption rights and liquidation preferences. Because the Board of Directors has the power to establish the relative rights, preferences and limitations of each series of Preferred Stock, it may afford to the holders of any such series, preferences and rights senior to the rights of the holders of shares of Common Stock. Although the Board of Directors has no intention at the present time of doing so, it could cause the issuance of Preferred Stock that could discourage an acquisition attempt or other transactions that some, or majority of, the shareholders might believe to be in their best interests or in which the shareholders might receive a premium for their shares of Common Stock over the market price of such shares.

     The Company presently has 60,600 shares of Preferred Stock outstanding, designated as the Series A Preferred Stock. The terms of the Series A Preferred Stock provide that no dividends or other distributions shall be declared or payable on the Series A Preferred Stock. The terms of the Series A Preferred Stock provide for a liquidation preference in the event of a winding up, liquidation or dissolution of the Company in the amount of $10.00 per share for an aggregate liquidation preference of $606,000. Except as may be required by law, the holders of the Series A Preferred Stock do not have any voting rights. The terms of the Series A Preferred Stock may be redeemed, at the option of the Company, at a price of $10.00 per share. The Company intends to redeem the outstanding shares of Series A Preferred Stock with the proceeds of the Offering. See "Use of Proceeds."

CERTAIN PROVISIONS OF THE ARTICLES OF INCORPORATION AND BY-LAWS

     The Company's Articles of Incorporation contain provisions requiring supermajority shareholder approval to effect certain extraordinary corporate transactions which are not approved by three-quarters of the Board of Directors. The Articles of Incorporation require, in addition to any other approval or consent required under the affirmative vote or consent of the holders of at least two-thirds (66 2/3%) of the shares of each class of stock entitled to vote in elections of directors to approve any merger or consolidation of the Company or any subsidiary of the Company with or into any Interested Person (as defined), regardless of the identity of the surviving corporation, sale, lease or other disposition of all or any substantial part (assets having an aggregate fair market value of twenty-five percent (25%) of the total assets of the Company) of the assets of the Company or any subsidiary of the Company to any Interested Person for cash, real or personal property, including securities, or any combination thereof, issuance or delivery of securities of the Company or a subsidiary of the Company to any Interested Person in consideration for or in exchange of any securities or other property (including cash), or liquidation of the Company ("Covered Transaction"), if any person who, as of the record date for the determination of shareholders entitled to notice of any Covered Transaction and to vote thereon or consent thereto, as of the date of such vote or consent, or immediately before consummation of any Covered Transaction owns beneficially five percent or more of any voting stock of the Company entitled to vote in elections of directors ("Interested Person") is a party to the transaction, unless three-fourths (75%) of the entire Board of Directors has approved the transaction, in which case the affirmative vote of a majority of each class of stock entitled to vote in elections of directors is required. In addition, the Articles of Incorporation require, in addition to any approval or consent required under Florida law, any other provision in the Articles of Incorporation or otherwise, the separate approval by the holders of a majority of the shares of each class of stock of the Company entitled to vote in elections of directors which are not beneficially owned, directly or indirectly, by an Interested Person, of any Covered Transaction other than a liquidation of the Company ("Business Combination"), if an Interested Person is a party to such transaction; provided, that such approval is not required if (a) the consideration to be received by the holders of the stock of the Company meets certain minimal levels determined by a formula under the Articles of Incorporation (generally the highest price paid by the Interested Person for any shares which he has acquired), (b) there has been no reduction in the average dividend rate from that which was obtained prior to the time the Interested Person became such, and (c) the consideration to be received by shareholders who are not Interested Persons shall be paid in cash or in the same form as the Interested Person previously paid for shares of such class of stock. These Articles of the Company's Articles of Incorporation, as well as the Article establishing a classified Board of Directors, may be amended, altered, or repealed only by the affirmative vote or consent of the holders of at least 75% of the shares entitled to vote in elections of directors.

     The effect of these provisions is to make it more difficult for a person, entity or group to effect a change in control of the Company through the acquisition of a large block of the Company's voting stock.

INDEMNIFICATION

     The Articles of Incorporation and By-Laws require the Company to indemnify the directors and officers of the Company to the fullest extent permitted by law. In addition, as permitted by the FBCA, the Articles of Incorporation and By-Laws provide that no director of the Company shall be personally liable to the Company or its shareholders for monetary damages for breach of duty of care or other duty as a director if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. This provision, however, shall not eliminate or limit the liability of a director (i) for a violation of the criminal law, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful, (ii) for any transaction from which the director derived an improper personal benefit, (iii) for unlawful distributions to shareholders of the Company in violation of Section 607.06401 of the FBCA, or (iv) for willful misconduct or a conscious disregard for the best interests of the Company in a proceeding by or in the right of the Company to procure judgment in its favor or in a proceeding by or in the right of a shareholder. This provision of the Articles of Incorporation will limit the remedies available to a shareholder who is dissatisfied with a decision of the Board of Directors protected by this provision, and such shareholder's only remedy in that circumstance may be to bring a suit to prevent the action of the Board of Directors. In many situations, this remedy may not be effective, including instances when shareholders are not aware of a transaction or an event prior to action of the Board of Directors in respect of such transaction or event.

TRANSFER AGENT AND REGISTRAR

     SunTrust Bank, Atlanta will serve as the Transfer Agent and Registrar for the Common Stock.

                        SHARES ELIGIBLE FOR FUTURE SALE


     Upon completion of the Offering and the Merger, the Company will have 5,627,800 shares of Common Stock outstanding (assuming no exercise of the Underwriters' over-allotment option), outstanding options to purchase 465,000 shares of Common Stock, of which options to purchase 325,000 shares will be immediately exercisable and outstanding warrants to purchase 80,800 shares of Common Stock. Of these shares, the 4,000,000 shares offered hereby and the 1,250,000 shares estimated to be issued in the Merger (assuming an initial public offering price of Common Stock of $11.00 per share, the mid-point of the estimated range), will be eligible for sale in the open market without restriction (except for any such shares purchased by or issued to "affiliates" of the Company and the Bank). The remaining 377,800 shares of Common Stock will be "restricted securities" as that term is defined in Rule 144 ("Rule 144") promulgated under the Securities Act and will become eligible for sale under Rule 144 after February 3, 1999. Such shares must be held for one year from the date of acquisition before they may be resold pursuant to Rule 144, unless the resale of such shares is made pursuant to an effective registration statement under the Securities Act or another exemption from registration is available.


     Generally, Rule 144 provides that beginning 90 days after the date of this Prospectus, a person (or persons whose shares are aggregated) who has beneficially owned "restricted" securities for a least one year, including a person who may be deemed an "affiliate" of the Company, as the term "affiliate" is defined under the Securities Act, is entitled to sell in "broker's transactions" or in transactions directly with a "market marker," within any three-month period, a number of shares that does not exceed the greater of one percent of the then outstanding shares of Common Stock or the average weekly trading volume of the Common Stock on any national securities exchange and/or over-the-counter market during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain notice requirements and the availability of current public information about the Company. A person (or persons whose shares are aggregated) who is not deemed an "affiliate" of the Company would be entitled to sell such shares under Rule 144 without regard to the volume, public information, manner of sale or notice provisions and limitations described above, once a period of at least two years had elapsed since the later of the date the shares were acquired from the Company or from an "affiliate" of the Company.

     Upon completion of the Offering, options to purchase 465,000 shares of Common Stock, of which options to purchase 325,000 shares will be immediately exercisable, will be granted pursuant to the Company's 1998 Plan. After the Offering, the Company intends to file a registration statement on Form S-8 under the Securities Act to register the shares of Common Stock issuable upon exercise of such options. Mr. Robin C. Kelton has agreed with the Company to not sell or otherwise dispose of, directly or indirectly, (i) options to purchase 22,500 shares of Common Stock which are anticipated to be granted to Mr. Kelton or (ii) the shares underlying such options for a period of one year from the date of this Prospectus. Accordingly, other than the 22,500 shares underlying Mr. Kelton's options, such shares will be freely tradeable by holders who are not affiliates of the Company and, subject to the volume and manner of sale limitations of Rule 144, by holders who are affiliates of the Company.


     The Company, its officers and directors and certain other persons who upon consummation of the Merger and the Offering will beneficially own an aggregate of 988,685 shares of Common Stock have agreed, for a period of 180 days from the date of this Prospectus, not to sell or otherwise dispose, directly or indirectly, of any shares of Common Stock without prior written consent of The Robinson-Humphrey Company, LLC. In addition, Mr. Robin C. Kelton who owns 22,500 shares which are "restricted securities" has agreed with the Company to not sell or otherwise dispose of, directly or indirectly, such 22,500 shares for a period of one year from the date of this Prospectus. Of the restricted 377,800 shares of Common Stock, 355,300 will be eligible for sale pursuant to Rule 144 in the public market 365 days from the date of their purchase from the Company and, upon expiration of Mr. Kelton's one year lock-up period, an additional 22,500 shares will be eligible for sale in the public market. Upon expiration of the 180-day lockup period, approximately 424,515 shares will be eligible for sale in the public market, in each case subject to compliance with certain volume limitations and other conditions of Rule 144.


     Warrants to purchase 80,800 shares of Common Stock were granted to certain foreign investors in February 1998. The exercise price for such warrants will be the initial public offering price of the Common Stock, and the warrants will be exercisable for a seven-year period commencing on the date of the Offering is completed. The shares underlying the warrants will be "restricted securities," within the meaning of Rule 144 and must therefore be held for one year following the date of acquisition before they may be resold pursuant to Rule 144, unless the resale of such shares is made pursuant to an effective registration statement under the Securities Act or another exemption from registration is available.

     Prior to the Offering, there has been no public market for the Common Stock of the Company, and no prediction can be made as to the effect, if any, that future sales of shares or the availability of shares for sale will have on the market price for Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock in the public market, or the perception of the availability of shares for sale, could adversely affect the prevailing market of the Common Stock and could impair the Company's ability to raise capital through the sale of its equity securities. See "Risk Factors -- Shares Eligible for Future Sale" and "-- Absence of Prior Public Market and; Potential Fluctuation in Quarterly Results and Volatility of Stock Price."

                                  UNDERWRITING

     Subject to the terms and conditions of the underwriting agreement among the Company and the Underwriters named below (the "Underwriting Agreement"), the Underwriters for whom The Robinson-Humphrey Company, LLC, Interstate/Johnson Lane Corporation and Kelton International Limited are acting as representatives (the "Representatives"), have severally agreed to purchase from the Company and the Company has agreed to sell to the Underwriters, the number of shares of Common Stock set forth opposite their respective names.

                                                              NUMBER
                                                                OF
UNDERWRITER                                                   SHARES
-----------                                                   -------
The Robinson-Humphrey Company, LLC..........................
Interstate/Johnson Lane Corporation.........................
Kelton International Limited................................
                                                              -------
          Total.............................................
                                                              =======

     Of the 4,000,000 shares offered hereby, up to           will be purchased
by an underwriter that is a foreign broker-dealer for sales outside of the United States. See "Underwriting."

     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares are subject to approval of certain legal matters by counsel and certain other conditions. The Underwriters are obligated to take and pay for all shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are taken.

     The Underwriters propose to offer part of the shares of the Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus and part of the shares to certain dealers at such price less
a concession not in excess of $          per share. The Underwriters may allow,
and such dealers may reallow, a concession not in excess of $          per share
in sales to certain other dealers. After the initial public offering of the shares to the public, the public offering price, such concessions and other selling terms may be changed by the Underwriters.

     The Representatives have advised the Company that the Underwriters do not intend to confirm sales of any shares of Common Stock to any accounts over which they exercise discretionary authority.

     In connection with the Offering, the Underwriters may purchase and sell shares of Common Stock in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the Offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Common Stock, and syndicate short positions involve the sale by the Underwriters of a greater number of shares of Common Stock than they are required to purchase from the Company in the Offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the shares sold in the Offering may be reclaimed by the syndicate if such shares of Common Stock are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise prevail in the open market price of the Common Stock, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected in the Nasdaq National Market, in the over-the-counter market or otherwise. The Representatives intend to make a market in the Common Stock after completion of the Offering.

     The Company has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to 600,000 additional shares of Common Stock at the price to the public set forth on the cover page of this Prospectus less the underwriting discounts and commissions. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, incurred in connection with the sale of the shares of Common Stock offered hereby. To the extent such option is exercised, the Underwriters will be obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number of shares of Common Stock set forth opposite such Underwriter's name in the preceding table bears to the total number of shares of Common Stock listed in such table.

     Prior to the Offering, there has been no public market for the Common Stock. Consequently, the initial public offering price for the shares of Common Stock has been determined by negotiations among the Company and the Representatives and was not based upon any independent appraisal or valuation of the Company. Among the factors considered in determining such price were the history of, and the prospects for, the Company's business and the industry in which it competes, an assessment of the Company's management and the present state of the Company's development, the past and present revenues and earnings of the Company, the prospects for growth of the Company's revenues and earnings, the current state of the economy in the United States and the current level of economic activity in the industry in which the Company competes and in related or comparable industries, currently prevailing conditions in the securities markets, including current market valuations of publicly trade companies which are comparable to the Company and other factors deemed relevant.


     Upon consummation of the Merger and the Offering (assuming no exercise of the Underwriter's over-allotment option), the Company, the Company's officers and directors, and certain other persons, who upon consummation of the Merger and the Offering will beneficially own in the aggregate approximately 988,685 shares of Common Stock (approximately 17.6% of the outstanding Common Stock), will enter into lock-up agreements with the Representatives pursuant to which they will agree not to, directly or indirectly, sell, offer to sell, contract to sell, solicit an offer to buy, grant any option for the purchase or sale of, assign, pledge, distribute or otherwise transfer, dispose of or encumber(or make any announcement with respect to any of the foregoing) any shares of Common Stock or any options, rights, warrants or other securities convertible into or exercisable or exchangeable for Common Stock or evidencing any right to purchase or subscribe for shares of Common Stock for a period of 180 days from the date of this Prospectus without the prior written consent of The Robinson-Humphrey Company, LLC.


     From time to time in the ordinary course of their respective businesses, The Robinson-Humphrey Company, LLC may in the future provide investment banking or other services to the Company.


     Mr. Robin C. Kelton, who beneficially owns greater than five percent of the outstanding shares of Common Stock (prior to the issuance of the shares in connection with the Offering), serves as Chairman of the Board of Directors of Kelton International Limited, an Underwriter and one of the Representatives. The following items of value have been deemed by the NASD Regulation, Inc. ("NASDR") to be additional underwriting compensation in connection with the Offering: (i) Mr. Kelton purchased 22,500 shares of Common Stock at a purchase price of $.01 per share on February 11, 1998 and (ii) it is anticipated that upon the consummation of the Offering, Mr. Kelton will receive immediately exercisable options to purchase 22,500 shares of Common Stock with an exercise price equal to the initial offering price of the Common Stock. In addition, Kelton International Limited received a fee of $45,450 for its services as placement agent in connection with the issuance of units consisting of shares of Common Stock, Preferred Stock and warrants to purchase shares of Common Stock to certain foreign investors in a private placement on February 3, 1998. Kelton International Limited (i) is a foreign broker-dealer with a principal place of business in the United Kingdom, (ii) is not registered with the SEC as a broker-dealer, (iii) is not a member of the National Association of Securities Dealers, Inc., (iv) has agreed not to sell any of the shares of Common Stock offered hereby within the United States, its territories or it possessions, or to nationals or residents of the United States, except for certain underwriting syndicate sales, and (v) has agreed to comply with certain rules of the NASDR as if it were a member of the NASD. In addition, Kelton International Limited was organized and first registered as a broker-dealer within the past three years. Prior to the organization of Kelton International Limited, its principals and officers have been actively involved in investment banking activities with other broker-dealers.


     The Company has been approved for listing of the Common Stock on the Nasdaq National Market.

     The Company has agreed to indemnify the Underwriters against and to contribute to losses arising out of, certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

     Certain legal matters in connection with the Offering are being passed upon for the Company by Smith, Gambrell & Russell, LLP, Suite 3100, 1230 Peachtree Street, N.E., Atlanta, Georgia 30309, counsel to the Company. Certain legal matters in connection with the Offering are being passed upon for the Underwriters by Alston & Bird LLP, One Atlantic Center, 1201 West Peachtree Street, Atlanta, Georgia 30309.

                                    EXPERTS

     The financial statements of the Company and the Bank included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company has filed with the Commission a Registration Statement on Form S-1 (the "Registration Statement") under the Securities Act with respect to the Common Stock offered hereby. This Prospectus, which is part of the Registration Statement, does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto, certain items of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock, reference is hereby made to the Registration Statement and such exhibits and schedules filed as a part thereof, which may be inspected, without charge, at the public reference facilities of the Commission maintained by the Commission at its principal office located at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, the New York Regional Office located at Seven World Trade Center, New York, New York 10048 and the Chicago Regional Office located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of all or any portion of the Registration Statement may be obtained from the Public Reference Section of the Commission, upon payment of prescribed fees. Such material also may be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov.

     Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are necessarily summaries of such documents. All material elements of the contracts and documents referenced herein are disclosed in the Prospectus. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

     The Company intends to furnish its shareholders with annual reports containing financial statements audited by independent accountants and with quarterly reports containing unaudited financial information for each of the first three quarters of each fiscal year.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
FINANCIAL STATEMENTS FOR FLORIDA BANKS, INC.
  Independent Auditors' Report..............................   F-2
  Balance Sheets as of March 31, 1998 (unaudited) and
     December 31, 1997......................................   F-3
  Statement of Operations for the Three Months Ended March
     31, 1998 (unaudited)...................................   F-4
  Statement of Shareholders' Equity for the Three Months
     Ended March 31, 1998 (unaudited).......................   F-5
  Statement of Cash Flows for the Three Months Ended March
     31, 1998 (unaudited)...................................   F-6
  Notes to Financial Statement..............................   F-7
FINANCIAL STATEMENTS FOR FIRST NATIONAL BANK OF TAMPA
  Independent Auditors' Report..............................  F-10
  Balance Sheets as of March 31, 1998 (unaudited) and
     December 31, 1997 and 1996.............................  F-11
  Statements of Income for the Three Months Ended March 31,
     1998 and 1997 (unaudited) and for the Years Ended
     December 31, 1997, 1996 and 1995.......................  F-12
  Statements of Shareholders' Equity for the Three Months
     Ended March 31, 1998 (unaudited) and for the Years
     Ended December 31, 1997, 1996 and 1995.................  F-13
  Statements of Cash Flows for the Three Months Ended March
     31, 1998 and 1997 (unaudited) and for the Years Ended
     December 31, 1997, 1996 and 1995.......................  F-14
  Notes to Financial Statements.............................  F-16

                          INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
  Florida Banks, Inc.:

     We have audited the accompanying balance sheet of Florida Banks, Inc. (the Company) (a development stage corporation) as of December 31, 1997. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the accompanying balance sheet of the Company as of December 31, 1997 presents fairly in all material respects, the financial position of the Company in conformity with generally accepted accounting principles.

Deloitte & Touche LLP

March 20, 1998
Jacksonville, Florida

                              FLORIDA BANKS, INC.
                       (A DEVELOPMENT STAGE CORPORATION)

                                 BALANCE SHEETS

                                                               MARCH 31,    DECEMBER 31,
                                                                 1998           1997
                                                              -----------   ------------
                                                              (UNAUDITED)
                                 ASSETS
CASH........................................................  $   409,218
DEFERRED PUBLIC OFFERING COSTS..............................       74,645
ORGANIZATIONAL COSTS........................................                  $26,442
                                                              -----------     -------
          TOTAL ASSETS......................................  $   483,863     $26,442
                                                              ===========     =======

                  LIABILITIES AND SHAREHOLDERS' EQUITY
ACCRUED EXPENSES............................................  $       100     $26,442
                                                              -----------     -------
          Total liabilities.................................          100      26,442
                                                              -----------     -------
COMMITMENTS
SHAREHOLDERS' EQUITY:
  Preferred Stock, $.01 par value; 1,000,000 shares
     authorized; 60,600 and 0 shares issued and outstanding
     (redemption value of $606,000).........................      606,000
  Common Stock, $.01 par value; 30,000,000 shares
     authorized; 377,800 and 0 shares issued and
     outstanding............................................        3,778
  Additional paid-in capital................................    4,152,022
  Warrants to acquire 80,800 shares of Common Stock.........      164,832
  Deficit accumulated during development stage..............   (4,442,869)
                                                              -----------     -------
          Total shareholders' equity........................      483,763
                                                              -----------     -------
          TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY........  $   483,863     $26,442
                                                              ===========     =======

                       See notes to financial statements.

                              FLORIDA BANKS, INC.
                       (A DEVELOPMENT STAGE CORPORATION)

                            STATEMENT OF OPERATIONS

                                                                    PERIOD FROM
                                                                 OCTOBER 15, 1997
                                                              (DATE OF INCORPORATION)
                                                                        TO
                                                                  MARCH 31, 1998
                                                                        AND
                                                                THREE MONTHS ENDED
                                                                  MARCH 31, 1998
                                                              -----------------------
                                                                    (UNAUDITED)
EXPENSES:
  Salaries and benefits.....................................        $ 3,325,199
  Financing costs...........................................          1,052,824
  Occupancy and equipment...................................              3,455
  Other.....................................................             34,949
                                                                    -----------
  Net loss before cumulative effect of changes in accounting
     for organizational costs...............................         (4,416,427)
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING FOR ORGANIZATIONAL
  COSTS (Note 1)............................................            (26,442)
                                                                    -----------
NET LOSS....................................................        $(4,442,869)
                                                                    ===========
LOSS PER SHARE:
  Basic and diluted.........................................        $    (20.87)
                                                                    ===========

                       See notes to financial statements.

                              FLORIDA BANKS, INC.
                       (A DEVELOPMENT STAGE CORPORATION)

                       STATEMENT OF SHAREHOLDERS' EQUITY
                                  (UNAUDITED)

                                                                                            DEFICIT
                                                                              WARRANTS    ACCUMULATED
                          PREFERRED STOCK      COMMON STOCK     ADDITIONAL   TO ACQUIRE     DURING
                         -----------------   ----------------    PAID-IN       COMMON     DEVELOPMENT
                         SHARES    AMOUNT    SHARES    AMOUNT    CAPITAL       STOCK         STAGE         TOTAL
                         ------   --------   -------   ------   ----------   ----------   -----------   -----------
BALANCE, DECEMBER 31,
  1997
Issuance of Common
  Stock................                      297,000   $2,970   $3,264,030                              $ 3,267,000
Issuance of units......  60,600   $606,000    80,800     808       887,992    $164,832                    1,659,632
Net loss...............                                                                   $(4,442,869)   (4,442,869)
                         ------   --------   -------   ------   ----------    --------    -----------   -----------
Balance, March 31,
  1998.................  60,600   $606,000   377,800   $3,778   $4,152,022    $164,832    $(4,442,869)  $   483,763
                         ======   ========   =======   ======   ==========    ========    ===========   ===========

                       See notes to financial statements.

                              FLORIDA BANKS, INC.
                       (A DEVELOPMENT STAGE CORPORATION)

                            STATEMENT OF CASH FLOWS

                                                                    PERIOD FROM
                                                                 OCTOBER 15, 1997
                                                              (DATE OF INCORPORATION)
                                                                        TO
                                                                  MARCH 31, 1998
                                                                        AND
                                                                THREE MONTHS ENDED
                                                                  MARCH 31, 1998
                                                              -----------------------
                                                                    (UNAUDITED)
OPERATING ACTIVITIES:
  Net loss..................................................        $(4,442,869)
  Adjustments to reconcile net loss to net cash used in
     operating activities...................................
     Noncash charge on issuance of Common Stock.............          4,316,854
     Decrease in organizational costs.......................             26,442
     Decrease in accrued liabilities........................            (26,342)
                                                                    -----------
          Net cash used in operating activities.............           (125,915)
                                                                    -----------
FINANCING ACTIVITIES:
  Proceeds from the issuance of stock.......................            609,778
  Increase in deferred public offering costs................            (74,645)
                                                                    -----------
          Net cash provided by financing activities.........            535,133
                                                                    -----------
NET INCREASE IN CASH........................................            409,218
CASH, BEGINNING OF PERIOD...................................                 --
                                                                    -----------
CASH, END OF PERIOD.........................................        $   409,218
                                                                    ===========

                       See notes to financial statements.

                              FLORIDA BANKS, INC.
                       (A DEVELOPMENT STAGE CORPORATION)

                          NOTES TO FINANCIAL STATEMENT
             AS OF DECEMBER 31, 1997 AND FOR THE THREE MONTHS ENDED
                           MARCH 31, 1998 (UNAUDITED)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Organization -- Florida Banks, Inc. (the "Company") was incorporated on October 15, 1997 for the purpose of becoming a bank holding company and acquiring First National Bank of Tampa. The Company is in the development stage and will remain in the development stage until the consummation of the merger with First National Bank of Tampa and the proposed initial public offering.

     Operations through December 31, 1997, relate primarily to expenditures for incorporating and organizing the Company.

     Organizational Costs -- Through December 31, 1997, incurred organizational costs (consisting principally of legal, regulatory, consulting and incorporation fees) were deferred and were to be amortized over the Company's initial sixty months of operations. During the quarter ended March 31, 1998, the Company elected to early adopt the provision of SOP 98-5, "Reporting on the Costs of Start-Up Activities", which provides that start-up costs (including organizational costs) should be expensed as incurred. The cumulative effect of adoption of SOP 98-5 has been reflected in the Statement of Operations.

     New Accounting Pronouncements -- During the quarter ended March 31, 1998, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS 130). This Statement establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains, and losses) in a full set of general-purpose financial statements. SFAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. SFAS 130 does not require a specific format for the financial statement but requires that an enterprise display an amount representing total comprehensive income for the period in the financial statement. Additionally, SFAS 130 requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. This Statement is effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided for comparative purposes is required. The Company has no other comprehensive income in the three months ended March 31, 1998.

     Interim Financial Information. Interim Financial Information at March 31, 1998 and for the three months ended March 31, 1998 is unaudited. The unaudited interim financial statements reflect all adjustments consisting of only normal accruals, which are, in the opinion of management, necessary to a fair statement of the results for the interim period. Information for the interim period is not necessarily indicative of results to be achieved for the full year.

2.  SUBSEQUENT EVENTS (UNAUDITED)

     In January 1998, the Company entered into an employment agreement with its President and Chief Executive Officer (the "President"). The agreement has a three-year term and provides for a minimum annual base salary of $220,000 until the closing of the offering and $250,000 subsequent to the offering. In addition, the Board will issue an option to the President to purchase 80,000 shares of common stock at the initial public offering price. This option will be exercisable for a period of ten years. The agreement provides that if the Company is unable to close on the public offering or if the President is terminated without cause, the President is entitled to liquidated damages of $100,000.

     On February 3, 1998, the Company sold 101 Units to accredited foreign investors. Each Unit was comprised of (i) 600 shares of Series A Preferred Stock, (ii) 800 shares of Common Stock, and

                              FLORIDA BANKS, INC.
                       (A DEVELOPMENT STAGE CORPORATION)

                  NOTES TO FINANCIAL STATEMENT -- (CONTINUED)

(iii) Warrants to purchase 800 shares of Common Stock at the initial public offering price, at the price of $6,008 per Unit. The net proceeds to the Company from this private placement was approximately $600,000. The Series A Preferred Stock has been valued at its redemption value of $606,000 as the Company contemplates redeeming the Series A Preferred Stock using a portion of the proceeds from the initial public offering. The Series A Preferred Stock is non-voting, and at the option of the Company, the Series A Preferred Stock may be redeemed at any time in whole or in part at a cash redemption price of $10 per share. The Company recorded a nonrecurring noncash charge of $1,053,000 relating to the issuance to the Common Stock and Warrants, with a corresponding increase to shareholders' equity. Financing costs relating to the Common Stock have been measured as the difference between the fair value of the Common Stock, based on an assumed initial public offering price of $11.00 per share (the mid-point of the estimated range), and the allocated proceeds of $.01 per share. The Warrants have been valued at an aggregate price of $165,000, or $2.04 per share, as determined by an independent appraisal. The proceeds from the issuance of such Units provided funding for the Company's development stage operations.

     On February 11, 1998, the Company sold 297,000 shares of Common Stock to 14 investors as Founder Shares at the price of $.01 per share. Such investors include the President and Chief Executive Officer, certain directors of the Company, T. Stephen Johnson and other employees of T. Stephen Johnson & Associates ("TSJ&A"). The difference between the proceeds from the sale and the fair value of the Common Stock, based on an assumed initial public offering price of $11.00 per share (the mid-point of the estimate range), has been recorded as compensation expense of $3,264,000 with a corresponding increase in additional paid-in capital. Such compensation expense and corresponding increase to additional paid-in capital relating to the sale of such Common Stock will be adjusted to the actual initial public offering price.

     On March 30, 1998, the Company executed a definitive agreement with First National Bank of Tampa, pursuant to which the Bank will be merged with and into Interim Bank No. 1, N.A., a wholly-owned subsidiary of the Company, which will be renamed "Florida Bank, N.A." Shareholders of First National Bank of Tampa will receive $13,750,000 payable in common stock of Florida Banks, Inc. The number of shares to be issued is based upon the price per share in the proposed initial public offering. The Merger is contingent, among other things, upon the receipt of approval of the Merger by the Board of Governors of the Federal Reserve System, the OCC and the FDIC. In addition, the Merger must be approved by shareholders of First National Bank of Tampa. The Merger is considered a reverse acquisition for accounting purposes, with the Bank identified as the accounting acquirer. The Merger will be accounted for as a purchase, but no goodwill will be recorded in the Merger and the financial statements of the Bank will become the historical financial statements of the Company.

     As compensation for consulting services during the organization and formation of the Company and acquisition of the Bank, TSJ&A will be paid a fee of $15,000 per month for a term of six months. In addition, TSJ&A will receive finder's fee of $137,500, which represents 1% of the purchase price of First National Bank of Tampa, to be paid upon consummation of the public offering. T. Stephen Johnson is Vice-Chairman of the Company and is Chairman of TSJ&A.

     Mr. Robin Kelton, a significant shareholder of the Company, serves as the Chairman of Kelton International Limited which received a fee of $45,450 in connection with the offering of Units to foreign investors.

     On June 4, 1998, the Company adopted the 1998 Stock Option Plan (the "Plan"), effective March 31, 1998, which provides for the grant of incentive or non-qualified stock options to certain directors, officers and key employees who participate in the Plan. An aggregate of 900,000 shares of Common Stock are reserved for issuance pursuant to the Plan. The Company has committed to issue options for a total of 465,000 shares of Common Stock upon completion of the initial public offering, of which 325,000 options are immediately exercisable. The exercise price will be the equal to the initial public offering price.

                              FLORIDA BANKS, INC.
                       (A DEVELOPMENT STAGE CORPORATION)

                  NOTES TO FINANCIAL STATEMENT -- (CONTINUED)

     Also on June 4, 1998, the shareholders of the Company voted to increase the total number of authorized shares of the Company's capital stock from 10,000,000 to 31,000,000 and to increase the total number of authorized shares of the Company's Common Stock from 9,000,000 to 30,000,000. The financial statements have been restated to reflect this increase in authorized shares.

                          INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
First National Bank of Tampa
Tampa, Florida

     We have audited the accompanying balance sheets of First National Bank of Tampa (the "Bank") as of December 31, 1996 and 1997, and the related statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such financial statements present fairly, in all material respects, the financial position of the Bank as of December 31, 1996 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

Deloitte & Touche LLP

February 27, 1998
Jacksonville, Florida

                          FIRST NATIONAL BANK OF TAMPA

                                 BALANCE SHEETS

                                                                                  DECEMBER 31,
                                                               MARCH 31,    -------------------------
                                                                 1998          1997          1996
                                                              -----------   -----------   -----------
                                                              (UNAUDITED)
                                               ASSETS
CASH AND DUE FROM BANKS.....................................  $ 2,598,921   $ 2,788,211   $ 2,488,784
FEDERAL FUNDS SOLD..........................................    9,090,000    10,245,000    12,410,000
                                                              -----------   -----------   -----------
         Total cash and cash equivalents....................   11,688,921    13,033,211    14,898,784
INVESTMENT SECURITIES:
  Available for sale, at fair value (cost $11,256,956
    (unaudited), $10,445,885 and $8,289,420 at March 31,
    1998 and December 31, 1997 and 1996 respectively).......   11,233,108    10,452,185     8,279,765
  Other investments.........................................      291,850       313,050       270,850
LOANS:
  Commercial real estate....................................   16,236,639    15,281,442    13,078,357
  Commercial................................................   14,394,770    13,157,905    12,412,325
  Residential mortgage......................................    3,395,685     3,268,704     3,952,731
  Consumer..................................................    1,287,123     1,222,045     1,423,161
  Credit card and other loans...............................      885,645       869,031       838,108
                                                              -----------   -----------   -----------
         Total loans........................................   36,199,862    33,799,127    31,704,681
  Allowance for loan losses.................................     (505,103)     (481,462)     (432,238)
  Net deferred loan fees....................................      (84,269)      (78,765)      (77,621)
                                                              -----------   -----------   -----------
         Net loans..........................................   35,610,490    33,238,900    31,194,822
PREMISES AND EQUIPMENT, NET.................................      533,499       511,503       488,077
ACCRUED INTEREST RECEIVABLE.................................      345,223       332,031       285,420
DEFERRED INCOME TAXES, NET..................................    2,400,114     2,420,271
OTHER ASSETS................................................       69,784        94,628        87,391
                                                              -----------   -----------   -----------
         TOTAL ASSETS.......................................  $62,172,989   $60,395,779   $55,505,109
                                                              ===========   ===========   ===========
                                LIABILITIES AND SHAREHOLDERS' EQUITY
DEPOSITS:
  Noninterest-bearing demand................................  $ 6,500,383   $ 6,441,785   $ 8,121,621
  Interest-bearing demand...................................    2,581,607     3,073,535     3,917,819
  Regular savings...........................................    6,450,486     5,874,911     2,712,877
  Money market accounts.....................................    1,389,538     1,348,431     1,386,291
  Time $100,000 and over....................................   10,686,727    10,214,403     9,666,810
  Other time................................................   17,605,691    18,507,107    19,720,653
                                                              -----------   -----------   -----------
         Total deposits.....................................   45,214,432    45,460,172    45,526,071
REPURCHASE AGREEMENTS.......................................    7,964,257     5,911,513     5,389,440
OTHER BORROWED FUNDS........................................    2,403,563     2,405,604     1,018,636
ACCRUED INTEREST PAYABLE....................................      174,642       198,817       178,828
ACCOUNTS PAYABLE AND ACCRUED EXPENSES.......................       69,241       106,038       122,692
                                                              -----------   -----------   -----------
         Total liabilities..................................   55,826,135    54,082,144    52,235,667
                                                              -----------   -----------   -----------
COMMITMENTS (NOTES 6 and 8)
SHAREHOLDERS' EQUITY:
  Common stock, $1 par value; 5,000,000 shares authorized
    1,825,000 shares issued and outstanding.................    1,825,000     1,825,000     1,825,000
  Additional paid-in capital................................    3,725,148     3,725,148     1,070,359
  Retained earnings (deficit of $8,134,037 eliminated upon
    quasi-reorganization on December 31, 1995) (Note 11)....      811,492       759,707       383,738
  Unrealized gain (loss) on available for sale investment
    securities, net of tax..................................      (14,786)        3,780        (9,655)
                                                              -----------   -----------   -----------
         Total shareholders' equity.........................    6,346,854     6,313,635     3,269,442
                                                              -----------   -----------   -----------
         TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY.........  $62,172,989   $60,395,779   $55,505,109
                                                              ===========   ===========   ===========

                       See notes to financial statements.

                          FIRST NATIONAL BANK OF TAMPA

                              STATEMENTS OF INCOME

                                         THREE MONTHS ENDED
                                              MARCH 31,                YEARS ENDED DECEMBER 31,
                                       -----------------------   ------------------------------------
                                          1998         1997         1997         1996         1995
                                       ----------   ----------   ----------   ----------   ----------
                                             (UNAUDITED)
INTEREST INCOME:
  Loans, including fees..............  $  807,818   $  796,532   $3,352,741   $2,890,204   $2,187,558
  Investment securities..............     162,716      140,132      583,590      460,321      436,973
  Federal funds sold.................      96,289      100,757      365,658      263,552      312,512
                                       ----------   ----------   ----------   ----------   ----------
          Total interest income......   1,066,823    1,037,421    4,301,989    3,614,077    2,937,043
                                       ----------   ----------   ----------   ----------   ----------
INTEREST EXPENSE:
  Deposits...........................     509,486      508,976    2,075,429    1,744,407    1,380,650
  Repurchase agreements..............      60,702       40,480      178,200      108,357       68,494
  Borrowed funds.....................      24,715        6,634       42,099       18,878       24,414
                                       ----------   ----------   ----------   ----------   ----------
          Total interest expense.....     594,903      556,090    2,295,728    1,871,642    1,473,558
                                       ----------   ----------   ----------   ----------   ----------
NET INTEREST INCOME..................     471,920      481,331    2,006,261    1,742,435    1,463,485
PROVISION (BENEFIT) FOR LOAN
  LOSSES.............................      15,000       15,000       60,000       60,000     (138,394)
                                       ----------   ----------   ----------   ----------   ----------
NET INTEREST INCOME AFTER PROVISION
  (BENEFIT) FOR LOAN LOSSES..........     456,920      466,331    1,946,261    1,682,435    1,601,879
                                       ----------   ----------   ----------   ----------   ----------
NONINTEREST INCOME:
  Service fees.......................      94,963       86,126      324,693      331,421      245,942
  Gain on sale of loans..............      19,709       64,375       94,805      137,655       41,767
  Gain (loss) on sale of available
     for sale investment
     securities......................       8,197        7,391        7,635       (2,446)      12,868
  Gain on sale of other real estate
     owned...........................                                                          10,546
  Other noninterest income...........      29,363       10,594       76,596       50,005       64,058
                                       ----------   ----------   ----------   ----------   ----------
                                          152,232      168,486      503,729      516,635      375,181
                                       ----------   ----------   ----------   ----------   ----------
NONINTEREST EXPENSES:
  Salaries and benefits..............     299,870      238,782      999,382      872,643      784,517
  Occupancy and equipment............      75,710       60,165      256,160      226,965      295,562
  Data processing....................      25,465       22,767       92,633       75,366       62,068
  Other..............................     124,583      133,235      493,848      423,462      478,742
                                       ----------   ----------   ----------   ----------   ----------
                                          525,628      454,949    1,842,023    1,598,436    1,620,889
                                       ----------   ----------   ----------   ----------   ----------
INCOME BEFORE PROVISION FOR INCOME
  TAXES..............................      83,524      179,868      607,967      600,634      356,171
PROVISION FOR INCOME TAX EXPENSES....      31,739       68,637      231,998      216,896
                                       ----------   ----------   ----------   ----------   ----------
NET INCOME...........................  $   51,785   $  111,231   $  375,969   $  383,738   $  356,171
                                       ==========   ==========   ==========   ==========   ==========
EARNINGS PER SHARE:
  Basic..............................  $     0.03   $     0.06   $     0.21   $     0.21   $     0.20
                                       ==========   ==========   ==========   ==========   ==========
  Diluted............................  $     0.03   $     0.06   $     0.19   $     0.20   $     0.19
                                       ==========   ==========   ==========   ==========   ==========

                       See notes to financial statements.

                          FIRST NATIONAL BANK OF TAMPA

                       STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                         UNREALIZED
                                                                                       (LOSS) GAIN ON
                                                                                         AVAILABLE
                                                                                          FOR SALE
                                      COMMON STOCK         ADDITIONAL     RETAINED       INVESTMENT
                                 -----------------------     PAID-IN      EARNINGS      SECURITIES,
                                   SHARES     PAR VALUE      CAPITAL      (DEFICIT)      NET OF TAX       TOTAL
                                 ----------   ----------   -----------   -----------   --------------   ----------
BALANCE, JANUARY 1, 1995.......   1,825,000   $1,825,000   $ 8,987,500   $(8,490,208)    $(179,152)     $2,143,140
  Net income...................                                              356,171                       356,171
  Unrealized loss on available
    for sale investment
    securities, net............                                                            179,152         179,152
  Quasi-reorganization.........                             (8,134,037)    8,134,037
                                 ----------   ----------   -----------   -----------     ---------      ----------
BALANCE, DECEMBER 31, 1995.....   1,825,000    1,825,000       853,463                                   2,678,463
  Net income...................                                              383,738                       383,738
  Adjustment to deferred tax
    asset valuation allowance
    subsequent to quasi-
    reorganization.............                                216,896                                     216,896
  Unrealized loss on available
    for sale investment
    securities, net............                                                             (9,655)         (9,655)
                                 ----------   ----------   -----------   -----------     ---------      ----------
BALANCE, DECEMBER 31, 1996.....   1,825,000    1,825,000     1,070,359       383,738        (9,655)      3,269,442
  Net income...................                                              375,969                       375,969
  Adjustment to deferred tax
    asset valuation allowance
    subsequent to quasi-
    reorganization.............                              2,654,789                                   2,654,789
  Unrealized gain on available
    for sale investment
    securities, net............                                                             13,435          13,435
                                 ----------   ----------   -----------   -----------     ---------      ----------
BALANCE, DECEMBER 31, 1997.....   1,825,000    1,825,000     3,725,148       759,707         3,780       6,313,635
  Net income (unaudited).......                                               51,785                        51,785
  Unrealized loss on available
    for sale investment
    securities, net
    (unaudited)................                                                            (18,566)        (18,566)
                                 ----------   ----------   -----------   -----------     ---------      ----------
BALANCE, MARCH 31, 1998
  (unaudited)..................   1,825,000   $1,825,000   $ 3,725,148   $   811,492     $ (14,786)     $6,346,854
                                 ==========   ==========   ===========   ===========     =========      ==========

                       See notes to financial statements.

                          FIRST NATIONAL BANK OF TAMPA

                            STATEMENTS OF CASH FLOWS

                                THREE MONTH PERIOD ENDED
                                        MARCH 31,                    YEARS ENDED DECEMBER 31,
                               ---------------------------   ----------------------------------------
                                   1998           1997           1997          1996          1995
                               ------------   ------------   ------------   -----------   -----------
                                       (UNAUDITED)
OPERATING ACTIVITIES:
  Net income.................  $     51,785   $    111,231   $    375,969   $   383,738   $   356,171
  Adjustments to reconcile
     net income to net cash
     provided by operating
     activities:
     SBA loans originated for
       resale................            --     (1,064,674)    (1,261,766)   (1,121,977)     (857,383)
     Proceeds from sale of
       SBA loans.............            --        846,218      1,454,895     1,852,401       570,650
     Depreciation and
       amortization..........        31,587         24,915        109,595        87,056       111,726
     Deferred income taxes...        31,739         68,637        231,998       216,896
     Loss on disposition of
       furniture and
       equipment.............                                                                  57,253
     Gain on sale of
       securities............        (8,197)        (7,391)        (7,635)                    (12,868)
     Gain on disposal of
       other real estate
       owned.................                                                                 (10,546)
     Amortization of premiums
       on investments, net...       (21,048)        (1,709)         6,072                       4,824
     Provision (benefit) for
       loan losses...........        15,000         15,000         60,000        60,000      (138,394)
     Increase in accrued
       interest receivable...       (13,192)       (12,092)       (46,611)      (60,350)      (42,245)
     Increase in accrued
       interest payable......       (24,175)        11,226         19,989        41,779        17,503
     Decrease (increase) in
       other assets..........        24,844        (14,398)        (7,237)      (42,797)      247,374
     Increase (decrease) in
       other liabilities.....       (36,797)       (51,227)       (16,654)       35,288        57,405
                               ------------   ------------   ------------   -----------   -----------
          Net cash (used in)
            provided by
            operating
            activities.......        51,546        (74,264)       918,615     1,452,034       361,470
                               ------------   ------------   ------------   -----------   -----------
INVESTING ACTIVITIES:
  Proceeds from sales,
     paydowns and maturities
     of investment
     securities:
     Available for sale......     3,716,159      5,753,841     13,543,810     3,884,442     4,415,664
     Other...................        28,600
  Purchases of investment
     securities:
     Available for sale......    (4,497,985)    (6,521,388)   (15,698,714)   (5,683,851)   (3,494,601)
     Other investments.......        (7,400)       (17,000)       (42,200)
  Net increase in loans......    (2,371,590)    (2,186,757)    (2,297,207)   (5,753,768)   (6,065,863)
  Purchases of premises and
     equipment...............       (53,583)       (28,304)      (133,020)      (33,709)     (424,905)

                          FIRST NATIONAL BANK OF TAMPA

                                THREE MONTH PERIOD ENDED
                                        MARCH 31,                    YEARS ENDED DECEMBER 31,
                               ---------------------------   ----------------------------------------
                                   1998           1997           1997          1996          1995
                               ------------   ------------   ------------   -----------   -----------
                                       (UNAUDITED)
  Proceeds from sale of other
     real estate owned.......                                                    45,000        55,546
  Proceeds from sale of fixed
     assets..................                                                                 480,024
                               ------------   ------------   ------------   -----------   -----------
          Net cash used in
            investing
            activities.......    (3,200,799)    (2,999,608)    (4,627,331)   (7,541,886)   (5,034,135)
                               ------------   ------------   ------------   -----------   -----------
FINANCING ACTIVITIES:
  Net increase in demand
     deposits, money market
     accounts and savings
     accounts................       183,352     (1,987,032)       600,054     3,436,405     1,328,694
  Net increase (decrease) in
     time deposits...........      (429,092)       201,995       (665,952)    7,456,862     1,417,852
  Increase in repurchase
     agreements..............     2,052,744        867,656        522,073     1,780,682     3,608,758
  Increase (decrease) in
     other borrowed funds....        (2,041)       278,094      1,386,968       415,002      (176,354)
                               ------------   ------------   ------------   -----------   -----------
          Net cash provided
            by (used in)
            financing
            activities.......     1,804,963       (639,287)     1,843,143    13,088,951     6,178,950
                               ------------   ------------   ------------   -----------   -----------
NET INCREASE (DECREASE) IN
  CASH AND CASH
  EQUIVALENTS................    (1,344,290)    (3,713,159)    (1,865,573)    6,999,099     1,506,285
CASH AND CASH EQUIVALENTS:
  Beginning of year..........    13,033,211     14,898,784     14,898,784     7,899,685     6,393,400
                               ------------   ------------   ------------   -----------   -----------
  End of year................  $ 11,688,921   $ 11,185,625   $ 13,033,211   $14,898,784   $ 7,899,685
                               ============   ============   ============   ===========   ===========

                       See notes to financial statements.

                          FIRST NATIONAL BANK OF TAMPA

                         NOTES TO FINANCIAL STATEMENTS
      YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995 AND THREE MONTHS ENDED
                      MARCH 31, 1998 AND 1997 (UNAUDITED)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     First National Bank of Tampa (the "Bank") is a nationally chartered bank regulated by the Office of the Comptroller of the Currency. The Bank is a member of the Federal Reserve System and commenced operations on July 11, 1988.

     The accounting and reporting policies of the Bank conform to generally accepted accounting principles and to general practices within the banking industry. The following summarizes these policies and practices:

          Use of Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

          Investment Securities -- Debt securities for which the Bank has the positive intent and ability to hold to maturity are classified as held to maturity and reported at amortized cost. Securities are classified as trading securities if bought and held principally for the purpose of selling them in the near future. No investments are held for trading purposes. Securities not classified as held to maturity are classified as available for sale, and reported at fair value with unrealized gains and losses excluded from earnings and reported net of tax as a separate component of stockholders' equity until realized. Other investments, which include Federal Reserve Bank stock and Federal Home Loan Bank stock, are carried at cost as such investments do not have readily determinable fair values.

          Realized gains and losses on sales of investment securities are recognized in the statements of income upon disposition based upon the adjusted cost of the specific security. Declines in value of investment securities judged to be other than temporary are recognized as losses in the statement of income.

          Loans -- Loans are stated at the principal amount outstanding, net of unearned income and an allowance for loan losses. Interest income on all loans is accrued based on the outstanding daily balances.

          Management has established a policy to discontinue accruing interest (non-accrual status) on a loan after it has become 90 days delinquent as to payment of principal or interest unless the loan is considered to be well collateralized and the Bank is actively in the process of collection. In addition, a loan will be placed on non-accrual status before it becomes 90 days delinquent if management believes that the borrower's financial condition is such that collection of interest or principal is doubtful. Interest previously accrued but uncollected on such loans is reversed and charged against current income when the receivable is estimated to be uncollectible. Interest income on non-accrual loans is recognized only as received.

          Nonrefundable fees and certain direct costs associated with originating or acquiring loans are recognized over the life of related loans on a method that approximates the interest method.

          Allowance for Loan Losses -- The determination of the balance in the allowance for loan losses is based on an analysis of the loan portfolio and reflects an amount which, in management's judgment, is adequate to provide for probable loan losses after giving consideration to the growth and composition of the loan portfolio, current economic conditions, past loss experience, evaluation of potential losses in the current loan portfolio and such other factors that warrant current recognition in estimating loan losses.

          Loans which are considered to be uncollectible are charged-off against the allowance. Recoveries on loans previously charged-off are added to the allowance.

                          FIRST NATIONAL BANK OF TAMPA

          Impaired loans are loans for which it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impairment losses are included in the allowance for loan losses through a charge to the provision for loan losses. Impairment losses are measured by the present value of expected future cash flows discounted at the loan's effective interest rate, or, as a practical expedient, at either the loan's observable market price or the fair value of the collateral. Interest income or impaired loans is recognized only as received.

          Large groups of smaller balance homogeneous loans (consumer loans) are collectively evaluated for impairment. Commercial loans and larger balance real estate and other loans are individually evaluated for impairment.

          Premises and Equipment -- Premises and equipment are stated at cost less accumulated depreciation computed on the straight-line method over the estimated useful lives of 3 to 20 years. Leasehold improvements are amortized on the straight-line method over the shorter of their estimated useful life or the period the Bank expects to occupy the related leased space. Maintenance and repairs are charged to operations as incurred.

          Income Taxes -- Deferred tax liabilities are recognized for temporary differences that will result in amounts taxable in the future and deferred tax assets are recognized for temporary differences and tax benefit carryforwards that will result in amounts deductible or creditable in the future. Net deferred tax liabilities or assets are recognized through charges or credits to the deferred tax provision. A deferred tax valuation reserve is established if it is more likely than not that all or a portion of the deferred tax assets will not be realized. Subsequent to the Bank's quasi-reorganization (see note 11) reductions in the deferred tax valuation allowance are credited to paid in capital.

          Loan Origination Fees and Costs -- Loan fees, net of certain specific incremental direct loan origination costs, are deferred and accreted into income over the life of each loan as a yield adjustment.

          Repurchase Agreements -- Repurchase agreements consist of agreements with customers to pay interest daily on funds swept into a repo account based on a rate of .75% to 1.00% below the Federal funds rate. Such agreements generally mature within one to four days from the transaction date. Information concerning repurchase agreements at December 31, 1997 and 1996 is summarized as follows:

                                                 1997          1996
                                              ----------    ----------
Average balance during the year.............  $3,957,381    $2,588,850
Average interest rate during the year.......        4.50%         4.19%
Maximum month-end balance during the year...  $6,257,096    $5,389,440

          Other Borrowed Funds -- Other borrowed funds consist of treasury tax and loan deposits and generally are repaid within one to 120 days from the transaction date.

          Stock Options -- The Bank has elected to account for its stock options under the intrinsic value based method with pro forma disclosures of net earnings and earnings per share, as if the fair value based method of accounting defined in SFAS No. 123 "Accounting for Stock Based Compensation" had been applied. Under the intrinsic value based method, compensation cost is the excess, if any, of the quoted market price of the stock at the grant date or other measurement date over the amount an employee must pay to acquire the stock. Under the fair value based method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period.

          Earnings Per Share -- In March 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share" ("SFAS No. 128"). SFAS No. 128 establishes standards for computing and presenting earnings per share

                          FIRST NATIONAL BANK OF TAMPA

     ("EPS") and applies to all entities with publicly held common stock or potential common stock. Basic EPS excludes dilution and is computed by dividing earnings available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilutive securities that could share in the earnings. The Company adopted the requirements of SFAS No. 128 in the year ended December 31, 1997 (Note 12).

          New Accounting Pronoucements -- During the quarter ended March 31, 1998, the Bank adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS 130). This Statement establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains, and losses) in a full set of general-purpose financial statements. SFAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. SFAS 130 does not require a specific format for the financial statement but requires that an enterprise display an amount representing total comprehensive income for the period in the financial statement. Additionally, SFAS 130 requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. This Statement is effective for fiscal years beginning after December 15, 1997. Total comprehensive income for the three months ended March 31, 1998 was $33,219. Other comprehensive income was comprised solely of the change in unrealized gain (loss) on available for sale investment securities, net.

          Supplementary Cash Flow Information -- For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks and Federal funds sold. Generally, Federal funds are sold for one day periods. Interest paid on deposits and borrowed funds for the years ended December 31, 1997, 1996 and 1995 was $2,275,739, $1,829,863 and $1,456,055
     respectively. Interest paid on deposits and borrowed funds for the three month periods ended March 31, 1998 and 1997 was $619,078 and $544,864 (unaudited), respectively.

          Interim Financial Information -- Interim Financial Information at March 31, 1998 and for the three months ended March 31, 1998 and 1997 is unaudited. The unaudited interim financial statements reflect all adjustments consisting of normal reoccuring accruals which are, in the opinion of management, necessary to a fair statement of the results for the interim periods. Information for the interim periods is not necessarily indicative of results to be achieved for the full year.

                          FIRST NATIONAL BANK OF TAMPA

2.  INVESTMENT SECURITIES

     The amortized cost and estimated fair value of available for sale investment securities as of December 31, 1997 and 1996 are as follows:

                                                           GROSS        GROSS
                                            AMORTIZED    UNREALIZED   UNREALIZED      FAIR
                                              COST         GAINS        LOSSES        VALUE
                                           -----------   ----------   ----------   -----------
DECEMBER 31, 1997
U.S. Treasury securities and other U.S.
  agency obligations.....................  $ 3,998,153    $ 4,288      $ (4,862)   $ 3,997,579
Mortgage-backed securities...............    6,447,732     27,303       (20,429)     6,454,606
                                           -----------    -------      --------    -----------
                                           $10,445,885    $31,591      $(25,291)   $10,452,185
                                           ===========    =======      ========    ===========
DECEMBER 31, 1996
U.S. Treasury securities and other U.S.
  agency obligations.....................  $ 2,483,771    $ 1,231      $ (5,002)   $ 2,480,000
Mortgage-backed securities...............    5,805,649     20,417       (26,301)     5,799,765
                                           -----------    -------      --------    -----------
                                           $ 8,289,420    $21,648      $(31,303)   $ 8,279,765
                                           ===========    =======      ========    ===========

     Expected maturities of debt securities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without prepayment penalties. The amortized cost and estimated fair value of debt securities available for sale, at December 31, 1997, by contractual maturity, are shown below:

                                                               AMORTIZED       FAIR
                                                                 COST          VALUE
                                                              -----------   -----------
Due within one year.........................................  $ 2,502,712   $ 2,502,944
Due after one year through five years.......................    1,495,441     1,494,635
Due after five years through ten years......................
Due after ten years.........................................
                                                              -----------   -----------
                                                                3,998,153     3,997,579
Mortgage-backed securities..................................    6,447,732     6,454,606
                                                              -----------   -----------
          Total.............................................  $10,445,885   $10,452,185
                                                              ===========   ===========

     Investment securities with a carrying value of $9,303,244 and $6,467,682 were pledged as security for certain borrowed funds and public deposits held by the Bank at December 31, 1997 and 1996, respectively.

3.  LOANS

     Changes in the allowance for loan losses are summarized as follows:

                                                                1997       1996
                                                              --------   --------
Balance, beginning of year..................................  $432,238   $339,837
Provision for loan losses...................................    60,000     60,000
Charge-offs.................................................   (43,292)    (7,349)
Recoveries..................................................    32,516     39,750
                                                              --------   --------
Balance, end of year........................................  $481,462   $432,238
                                                              ========   ========

     The Bank's primary lending area is Tampa, Florida and surrounding areas. Although the Bank's loan portfolio is diversified, a significant portion of its loans are collateralized by real estate. Therefore the Bank

                          FIRST NATIONAL BANK OF TAMPA
could be susceptible to economic downturns and natural disasters. It is the Bank's lending policy to collateralize real estate loans based upon certain loan to appraised value ratios.

     The Bank had no loans on nonaccrual as of December 31, 1997 and 1996.

     Loans considered impaired totaled $372,111 at December 31, 1997 of which $299,611 is guaranteed by the SBA. The total allowance for loan losses related to these loans was $72,500 at December 31, 1997. There were no impaired loans at December 31, 1997 that did not have an allowance. The Bank's average investment in impaired loans was approximately $186,000 in 1997. The amount of interest income and interest collected on these impaired loans during 1997 was not significant. No loans were impaired as of December 31, 1996.

     The Bank lends to shareholders, directors, officers, and their related business interests on substantially the same terms as loans to other individuals and businesses of comparable credit worthiness. Such loans outstanding were approximately $249,000 and $496,000 at December 31, 1997 and 1996. During the year ended December 31, 1997, such shareholders, directors, officers and their related business interest borrowed approximately $15,000 from the Bank and repaid approximately $262,000.

4.  PREMISES AND EQUIPMENT

     Major classifications of these assets are as follows:

                                                                 1997        1996
                                                              ----------   ---------
Leasehold improvements......................................  $  271,456   $ 261,136
Furniture, fixtures and equipment...........................     742,810     620,110
                                                              ----------   ---------
                                                               1,014,266     881,246
Accumulated depreciation and amortization...................    (502,763)   (393,169)
                                                              ----------   ---------
                                                              $  511,503   $ 488,077
                                                              ==========   =========

     Depreciation and amortization amounted to $109,595, $87,056 and $111,726 for the years ended December 31, 1997, 1996 and 1995, respectively.

5.  INCOME TAXES

     The components of the provision for income tax expenses for the years ended December 31, 1997, 1996 and 1995, all of which are Federal, are as follows:

                                                           1997       1996       1995
                                                         --------   --------   --------
Deferred tax expense...................................  $231,998   $216,896   $     --
                                                         --------   --------   --------
                                                         $231,998   $216,896   $     --
                                                         ========   ========   ========

     Income taxes for the years ended December 31, 1997, 1996 and 1995, differ from the amount computed by applying the federal statutory corporate rate to earnings before income taxes as summarized below:

                                                           1997       1996       1995
                                                         --------   --------   --------
Provision based on Federal income tax rate.............  $204,216   $206,709   $121,098
Change in deferred tax asset valuation allowance.......                        (125,151)
Nondeductible items, state income taxes net of federal
  benefit and other....................................    27,782     10,187      4,053
                                                         --------   --------   --------
                                                         $231,998   $216,896   $     --
                                                         ========   ========   ========

     At December 31, 1997 and 1996, the Bank had tax operating loss carryforwards of approximately $7,001,000 and $7,628,000, respectively. During the years ended December 31, 1997, 1996 and 1995 the Bank

                          FIRST NATIONAL BANK OF TAMPA
utilized net operating loss carryforwards to reduce current taxes payable by approximately $236,000, $272,000 and $128,000, respectively. The utilization of net operating losses for the years ended December 31, 1997 and 1996 (periods subsequent to the date of the Bank's quasi reorganization) and the complete recognition of all remaining deferred tax assets at December 31, 1997, totaling approximately $2,423,000, have been reflected as an increase to additional paid-in capital.

     The components of net deferred income taxes at December 31, 1997 and 1996 are as follows:

                                                                 1997         1996
                                                              ----------   ----------
Deferred tax assets:
  Net operating loss carryforwards..........................  $2,467,698   $2,689,133
  Allowance for loan losses.................................      24,478        7,127
  Loan fees.................................................      19,733       19,330
  Unrealized loss on investment securities..................          --        3,862
  Other.....................................................      13,078        9,627
                                                              ----------   ----------
                                                               2,524,987    2,729,079
                                                              ----------   ----------
Deferred tax liabilities:
  Accumulated depreciation..................................      53,143       53,143
  Cash to accrual adjustment................................      49,053       31,958
  Unrealized gain in investment securities..................       2,520           --
                                                              ----------   ----------
                                                                 104,716       85,101
                                                              ----------   ----------
  Valuation allowance.......................................          --    2,643,978
                                                              ----------   ----------
Deferred tax assets, net....................................  $2,420,271   $       --
                                                              ==========   ==========

     At December 31, 1997, the Bank had tax net operating loss carryforwards of approximately $7,001,000. Such carryforwards expire as follows: $611,000 in 2004, $1,588,000 in 2005, $1,171,000 in 2006, $1,919,000 in 2007, $1,620,000 in
2008 and $92,000 in 2009. Future changes in ownership, as defined in section 382 of the Internal Revenue Code, could limit the amount of net operating loss carryforwards used in any one year.

     At December 31, 1997, the Bank assessed its earnings history and trends over the past three years, its estimate of future earnings, and the expiration dates of the loss carryforwards and has determined that it is more likely than not that the deferred tax assets will be realized. Accordingly, no valuation allowance is recorded at December 31, 1997.

6.  COMMITMENTS

     The Bank is obligated under certain noncancellable operating leases for office space and office property. Rental expense for 1997, 1996 and 1995 was approximately $116,000, $101,000 and $134,000, respectively, and is included in net occupancy and equipment expense in the accompanying statements of income. The following is a schedule of future minimum lease payments at December 31, 1997.

YEAR ENDING DECEMBER 31:
------------------------
1998........................................................  $   94,354
1999........................................................      98,547
2000........................................................     102,741
2001........................................................     104,838
2002........................................................     104,838
Later years.................................................   1,436,274
                                                              ----------
                                                              $1,941,592
                                                              ==========

                          FIRST NATIONAL BANK OF TAMPA

7.  STOCK OPTIONS

     During 1994, the Bank's Board of Directors approved a Stock Option Plan (the "Plan") for certain key officers, employees and directors whereby 300,000 shares of the Bank's common stock were made available through qualified incentive stock options and non-qualified stock options. The Plan specifies that the exercise price per share of common stock under each option shall not be less than the fair market value of the common stock on the date of the grant, except for qualified stock options granted to individuals who own either directly or indirectly more than 10% of the outstanding stock of the Bank. For qualified stock options granted to those individuals owning more than 10% of the Bank's outstanding stock, the exercise price shall not be less than 110% of the fair market value of the common stock on the date of grant. Options issued under the Plan expire ten years after the date of grant, except for qualified stock options granted to more than 10% shareholders as defined above. For qualified stock options granted to more than 10% shareholders, the expiration date shall be five years from the date of grant or earlier if specified in the option agreement. During 1994, the Bank granted stock options to purchase 240,000 shares of the Bank's common stock at an exercise price of $1.00. No options were granted during 1995, 1996 or 1997.

     During July, 1988, the Bank granted stock warrants to purchase 225,000 shares of the Bank's common stock at an exercise price of $10.25. Such warrants expire June 10, 1998.

8.  FINANCIAL INSTRUMENTS

     The Bank originates financial instruments with off-balance sheet risk in the normal course of business, usually for a fee, primarily to meet the financing needs of its customers. The financial instruments include letters of credit and unused lines of credit. These commitments involve varying degrees of credit risk, however, management does not anticipate losses upon the fulfillment of these commitments.

     At December 31, 1997, financial instruments having credit risk in excess of that reported in the balance sheet totaled approximately $6,507,000.

9.  REGULATORY MATTERS

     The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1997, that the Bank meets all capital adequacy requirements to which it is subject.

                          FIRST NATIONAL BANK OF TAMPA

     As of December 31, 1997 and 1996, notifications from the Office of the Comptroller of the Currency categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category. The Bank's actual capital amounts and ratios are also presented in the following table.

                                                                                                    TO BE WELL
                                                                                                 CAPITALIZED UNDER
                                                                     FOR CAPITAL                 PROMPT CORRECTIVE
                                           ACTUAL                 ADEQUACY PURPOSES              ACTION PROVISIONS
                                     ------------------        -----------------------        -----------------------
                                       AMOUNT     RATIO          AMOUNT          RATIO          AMOUNT          RATIO
AS OF DECEMBER 31, 1997:
Total capital (to risk-weighted
  assets)..........................  $4,545,625   14.29%   >   $2,545,537    >     8.0%    >    $3,181,922    >    10.0%
Tier I capital (to risk-weighted                           -                 -             -                  -
  assets)..........................   4,137,864   13.00    >    1,272,769    >     4.0     >     1,909,153    >     6.0
Tier I capital (to average                                 -                 -             -                  -
  assets)..........................   4,137,864    7.42    >    2,230,741    >     4.0     >     2,788,426    >     5.0
AS OF DECEMBER 31, 1996:                                   -                 -             -                  -
Total capital (to risk-weighted
  assets)..........................  $3,651,326   12.26%   >   $2,382,265    >     8.0%    >    $2,977,832    >    10.0 $
Tier I capital (to risk-weighted                           -                 -             -                  -
  assets)..........................   3,279,097   11.01    >    1,191,133    >     4.0     >     1,786,699    >     6.0
Tier I capital (to average                                 -                 -             -                  -
  assets)..........................   3,279,097    6.42    >    2,044,372    >     4.0     >     1,488,916    >     5.0
                                                           -                 -             -                  -

     The following is a reconciliation of shareholders' equity s reported in the financial statements to regulatory capital as of December 3, 1997 and 1996:

                                                                 TIER I         TOTAL
                                                   LEVERAGE    RISK BASED    RISK BASED
                                                    CAPITAL      CAPITAL       CAPITAL
                                                  -----------  -----------   -----------
DECEMBER 31, 1997:
  Shareholders' equity..........................  $ 6,313,635  $ 6,313,635   $ 6,313,635
  Unrealized gain on available for sale
     investment securities......................       (3,780)      (3,780)       (3,780)
  Allowance for loan loss.......................                                 407,761
  Deferred tax asset in excess of projected
     benefit for 1998...........................   (2,171,991)  (2,171,991)   (2,171,991)
                                                  -----------  -----------   -----------
Regulatory capital..............................  $ 4,137,864  $ 4,137,864   $ 4,545,625
                                                  ===========  ===========   ===========
December 31, 1996:
  Shareholders' equity..........................  $ 3,269,442  $ 3,269,442   $ 3,269,442
  Unrealized loss on available for sale
     investment securities......................        9,655        9,655         9,655
  Allowance for loan loss.......................                                 372,229
                                                  -----------  -----------   -----------
Regulatory capital..............................  $ 3,279,097  $ 3,279,097   $ 3,651,326
                                                  ===========  ===========   ===========

10.  FAIR VALUE OF FINANCIAL INSTRUMENT

     The following methods and assumptions were used by the Bank in estimating financial instrument fair values:

     General Comment -- The financial statements include various estimated fair value information as required by Statement of Financial Accounting Standards No. 107, Disclosures about Fair Value of Financial Instruments (Statement 107). Such information, which pertains to the Bank's financial instruments is based on the requirement set forth in Statement 107 and does not purport to represent the aggregate net fair value of the Bank. Furthermore, the fair value estimates are based on various assumptions, methodologies and

                          FIRST NATIONAL BANK OF TAMPA
subjective considerations, which vary widely among different financial institutions and which are subject to change.

     Cash and Cash Equivalents -- The carrying amount for cash and cash equivalents approximate the estimated fair values of such assets.

     Available for Sale Investment Securities -- Fair values for securities available for sale are based on quoted market prices, if available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

     Other Investment Securities -- Fair value of the Bank's investment in Federal Reserve Bank stock and Federal Home Loan Bank stock is based on its redemption value, which is its cost of $100 per share.

     Loans -- For variable rate loans that reprice frequently, the carrying amount is a reasonable estimate of fair value. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings for the same remaining maturities.

     Accrued Interest Receivable and Payable -- The carrying amount of accrued interest receivable and payable approximates the estimated fair value of such asset.

     Deposits -- The fair value of demand deposits, savings deposits and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed rate certificates of deposit is estimated using a discounted cash flow calculation that applies interest rates currently being offered to a schedule of aggregated expected monthly time deposit maturities.

     Repurchase Agreements and Other Borrowed Funds -- The carrying amounts of repurchase agreements and other borrowed funds approximates the estimated fair value of such liabilities due to the short maturities of such instruments.

     Commitments to Originate Loans -- The fair value of commitments is estimated using fees currently charged to enter into similar agreements, taking into account the remaining term of the agreements and the present creditworthiness of the counterparties. The carrying amount of deferred fees relating to such commitments approximates the fair value and such amounts are insignificant.

     A comparison of the carrying amount to the fair values of the Bank's significant financial instruments as of December 31, 1997 and 1996 is as follows:

                                                           1997                 1996
                                                    ------------------   ------------------
                                                    CARRYING    FAIR     CARRYING    FAIR
                                                     AMOUNT     VALUE     AMOUNT     VALUE
                                                    --------   -------   --------   -------
                                                            (AMOUNTS IN THOUSANDS)
Financial assets:
  Cash and cash equivalents.......................  $13,033    $13,033   $14,899    $14,899
  Investment available for sale...................   10,452     10,452     8,280      8,280
  Other investments...............................      313        313       271        271
  Loans...........................................   33,799     33,444    31,705     31,464
  Accrued interest receivable.....................      332        332       285        285
Financial liabilities:
  Deposits........................................   45,460     45,460    45,526     45,432
  Repurchase agreements...........................    5,912      5,912     5,389      5,389
  Other borrowed funds............................    2,406      2,406     1,019      1,019
  Accrued interest payable........................      199        199       178        178

                          FIRST NATIONAL BANK OF TAMPA

11.  QUASI-REORGANIZATION

     Effective December 31, 1995, the Bank completed a quasi-reorganization of its capital accounts. A quasi-reorganization is an accounting procedure provided for under current banking regulations that allows a bank to restructure its capital accounts to remove a deficit in undivided profits without undergoing a legal reorganization. A quasi-reorganization allows a bank that has previously suffered losses and subsequently corrected its problems to restate its records as if it had been reorganized. A quasi-reorganization is subject to regulatory approval and is contingent upon compliance with certain legal and accounting requirements of the banking regulations. The Bank's quasi-organization was authorized by the Office of the Comptroller of the Currency upon final approval of the Bank's shareholders which was granted November 15, 1995.

     As a result of the quasi-reorganization, the Bank charged against additional paid-in capital its accumulated deficit through December 31, 1995 of $8,134,037.

12.  EARNINGS PER SHARE

     Following is a reconciliation of the denominator used in the computation of basic and diluted earnings per common share.

                                             THREE MONTHS ENDED
                                                  MARCH 31,             YEARS ENDED DECEMBER 31,
                                            ---------------------   ---------------------------------
                                              1998        1997        1997        1996        1995
                                            ---------   ---------   ---------   ---------   ---------
                                                 (UNAUDITED)
Weighted average number of common shares
  outstanding -- Basic....................  1,825,000   1,825,000   1,825,000   1,825,000   1,825,000
Incremental shares from the assumed
  conversion of stock options.............    155,840     129,010     129,010      82,570      50,919
                                            ---------   ---------   ---------   ---------   ---------
          Total -- Diluted................  1,980,840   1,954,010   1,954,010   1,907,570   1,875,919
                                            =========   =========   =========   =========   =========

     The incremental shares from the assumed conversion of stock options were determined using the treasury stock method under which the assumed proceeds were equal to (1) the amount that the Bank would receive upon the exercise of the options plus (2) the amount of the tax benefit that would be credited to additional paid-in capital assuming exercise of the options. The assumed proceeds are used to purchase outstanding common shares at an assumed fair value equal to the Bank's average book value per common share as the Bank's stock is not actively traded and limited trades during 1996 through 1997 indicate that book value is a reasonable estimate of fair value.

13.  SUBSEQUENT EVENT (UNAUDITED)

     On March 30, 1998, the Bank executed a definitive agreement with Florida Banks, Inc. (a development stage corporation), pursuant to which the Bank will be merged with and into Interim Bank No. 1, N.A., a wholly-owned subsidiary of the Company, which will be renamed "Florida Bank, N.A." Shareholders of the Bank will receive $13,750,000 payable in common stock of Florida Banks, Inc. The number of shares to be issued is based upon the price per share in Florida Banks, Inc.'s proposed initial public offering. The Merger is contingent, among other things, upon the receipt of approval of the Merger by the Board of Governors of the Federal Reserve System, the Office of the Comptroller of the Currency and the Federal Deposit Insurance Corporation. In addition, the Merger must be approved by shareholders of the Bank. The Merger is considered to be a reverse acquisition for accounting purposes, with the Bank identified as the accounting acquirer. The Merger will be accounted for as a purchase, but no goodwill will be recorded in the Merger and the financial statements of the Bank will become the historical financial statements of Florida Banks, Inc.

------------------------------------------------------
------------------------------------------------------

     NO DEALER, SALES REPRESENTATIVE OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES OR AN OFFER TO, OR A SOLICITATION OF, ANY PERSON IN ANY CIRCUMSTANCES IN WHICH SUCH AN OFFER OR SOLICITATION IS UNLAWFUL.

                             ---------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................     1
Risk Factors..........................     7
Forward-Looking Statements............    16
Use of Proceeds.......................    16
Dividend Policy.......................    16
Capitalization........................    17
Dilution..............................    18
Selected Financial Data...............    19
Pro Forma Financial Data..............    21
Business..............................    23
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................    34
Supervision and Regulation............    60
Description of Bank Acquisition.......    65
Management............................    68
Certain Transactions..................    74
Security Ownership of Certain
  Beneficial Owners and Management....    75
Description of Capital Stock..........    77
Shares Eligible for Future Sale.......    79
Underwriting..........................    81
Legal Matters.........................    83
Experts...............................    83
Additional Information................    83
Index to Financial Statements.........   F-1

Until           , 1998 (25 days after the date of this Prospectus), all dealers effecting transactions in the Common Stock offered hereby, whether or not participating in this distribution, may be required to deliver a Prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a Prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
                                4,000,000 SHARES

                           (FLORIDA BANKS, INC. LOGO)
                                  COMMON STOCK
                           -------------------------

                                   PROSPECTUS
                           -------------------------
                             THE ROBINSON-HUMPHREY
                                    COMPANY

                            INTERSTATE/JOHNSON LANE
                                  CORPORATION

                              KELTON INTERNATIONAL
                                    LIMITED
                                          , 1998
------------------------------------------------------
------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth all expenses expected to be incurred in connection with the issuance and distribution of the securities being registered, other than the underwriting discounts and commissions.

SEC Registration Fee........................................  $ 16,284
Nasdaq National Market Filing Fee...........................    62,725
Printing and Engraving Expenses.............................   125,000*
Legal Fees and Expenses.....................................   150,000*
Accounting Fees and Expenses................................   130,000*
Miscellaneous...............................................    40,991*
                                                              --------
          Total.............................................  $525,000
                                                              ========

---------------

* Estimated

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     As provided under Florida law, the Company's Articles of Incorporation provide that a director shall not be personally liable to the Company or its shareholders for monetary damages for breach of duty of care or any other duty owed to the Company as a director if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful; except that such provision shall not eliminate or limit the liability of a director (i) for a violation of the criminal law, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful, (ii) for any transaction from which the director derived an improper personal benefit, (iii) for unlawful distributions to shareholders of the Company in violation of Section 607.06401 of the FBCA, or (iv) for willful misconduct or a conscious disregard for the best interests of the Company in a proceeding by or in the right of the Company to procure judgment in its favor or in a proceeding by or in the right of a shareholder.

     Article VI of the By-Laws provides that the Company shall indemnify a director, officer, employee or agent who has been successful on the merits or otherwise in the defense of any action, suit or proceeding to which he was a party or in defense of any claim, issue or matter therein because he is or was a director of the Company, against reasonable expenses incurred by him in connection with such defense.

     The By-Laws also provide that the Company is required to indemnify any director, officer, employee or agent made a party to a proceeding because he is or was a director, employee or agent against liability incurred in the proceeding if he acted in a manner he believed in good faith or to be in or not opposed to the best interests of the Company and, in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful. Determination concerning whether or not the applicable standard of conduct has been met can be made by (a) a majority vote of a quorum of the Board of Directors consisting of disinterested directors, (b) a majority of a committee of disinterested directors, (c) independent legal counsel, or (d) an affirmative vote of a majority of a quorum of shares held by disinterested stockholders. No indemnification may be made to or on behalf of a director, officer, employee or agent in connection with a proceeding by or in the right of the Company in which such person was adjudged liable to the Company unless the court in which the action, suit or proceeding was brought, upon application, determines indemnification is fair and reasonable.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     On February 3, 1998, the Company sold 101 equity units ("Units"), whereby each Unit was comprised of 800 shares of Common Stock, 600 shares of the Series A Preferred Stock, and a warrant to purchase 800 shares of Common Stock. The Units were sold to eight foreign investors at a purchase price of $6,008 per Unit, for a total consideration of $606,808. The Units were sold with the assistance of Kelton International Limited. The fees paid to Kelton International Limited ($45,450 total) were paid by the foreign investors directly to Kelton International Limited, over and above the purchase price of the Units. The Units were issued in reliance upon an exemption from the registration requirements of the Securities Act, pursuant to the provisions of Rule 506 promulgated thereunder.

     On February 11, 1998, the Company sold 297,000 shares of Common Stock to certain founding officers and directors of the Company and other individuals instrumental in the organization of the Company for a purchase price of $.01 per share. These shares were issued in reliance upon an exemption from the registration requirements of the Securities Act, pursuant to the provisions of Rule 506 promulgated thereunder.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     The following exhibits are filed as part of this Registration Statement:


EXHIBIT
NUMBER                          DESCRIPTION OF EXHIBIT
-------                         ----------------------
1       --   Form of Underwriting Agreement**
2       --   Agreement and Plan of Merger, dated as of March 30, 1998 by and between Florida Banks, Inc. and First National Bank of
             Tampa**
3.1     --   Articles of Incorporation of the Company, as amended**
3.1.1   --   Second Amended and Restated Articles of Incorporation**
3.2     --   By-Laws of the Company**
3.2.1   --   Amended and Restated By-Laws of the Company**
4.1     --   Specimen Common Stock Certificate**
4.2     --   See Exhibits 3.1.1 and 3.2.1 for provisions of the Articles of Incorporation, as amended, and By-Laws of the Company
             defining rights of the holders of the Common Stock of the
             Company
5       --   Opinion of Smith, Gambrell & Russell, LLP**
10.1    --   Form of Employment Agreement between the Company and Charles
             E. Hughes, Jr.**
10.2    --   The Company's 1998 Stock Option Plan**
10.2.1  --   Form of Incentive Stock Option Agreement**
10.2.2  --   Form of Non-qualified Stock Option Agreement**
10.3    --   Form of Employment Agreement between the Company and John S.
             McMullen, T. Edwin Stinson, Jr., Donald D. Roberts and
             Richard B. Kensler**
10.4    --   Consulting Agreement dated as of January 20, 1998 between
             the Company and T. Stephen Johnson & Associates, Inc.**
10.5    --   Data Processing Services Agreement dated as of June 1, 1996 between M&I Data Services and First National Bank of Tampa**
10.6    --   Lease Agreement dated as of June 29, 1995 between Bay Villa
             Developers, Inc., as managing agent for Riverside Plaza
             Associates, Inc. as landlord and First National Bank of
             Tampa as tenant, together with First Amendment of Lease
             dated as of December 16, 1996**
23.1    --   Consent of Smith, Gambrell & Russell, LLP (contained in
             their opinion at Exhibit 5)
23.2    --   Consent of Deloitte & Touche LLP*
24      --   Power of Attorney (included in original signature page to
             this Registration Statement)**
27      --   Financial Data Schedule (for SEC use only)**


---------------

 * Filed herewith.
** Previously filed.

ITEM 17.  UNDERTAKINGS.

     (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referred to in Item 14, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the eh Act and will be governed by the final adjudication of such issue.

     (b) The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted form the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) To provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

                                   SIGNATURES


     In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements of filing on Form S-1 and has authorized this Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, in the City of Jacksonville, State of Florida, on the 7th day of July, 1998.


                                          FLORIDA BANKS, INC.

                                          By:  /s/ CHARLES E. HUGHES, JR.
                                            ------------------------------------
                                                   Charles E. Hughes, Jr.
                                               President and Chief Executive
                                                           Officer


     In accordance with the requirements of the Securities Act of 1933, this Amendment No. 3 to the Registration Statement was signed by the following persons in the capacities and on the dates stated:



                      SIGNATURE                                      TITLE                    DATE
                      ---------                                      -----                    ----

             /s/ CHARLES E. HUGHES, JR.                President and Chief Executive       July 7, 1998
-----------------------------------------------------    Officer (Principal Executive
               Charles E. Hughes, Jr.                    Officer) and Director

                 /s/ NANCY E. LAFOY                    Secretary, Treasurer (Principal     July 7, 1998
-----------------------------------------------------    Financial and Accounting
                   Nancy E. LaFoy                        Officer)
                                                         and Director

                          *                            Chairman of the Board Director      July 7, 1998
-----------------------------------------------------
                    M.G. Sanchez

                          *                            Vice-Chairman of the Board          July 7, 1998
-----------------------------------------------------
                 T. Stephen Johnson

                          *                                        Director                July 7, 1998
-----------------------------------------------------
                  Clay M. Biddinger

                          *                                        Director                July 7, 1998
-----------------------------------------------------
                 P. Bruce Culpepper

                          *                                        Director                July 7, 1998
-----------------------------------------------------
                J. Malcolm Jones, Jr.

                          *                                        Director                July 7, 1998
-----------------------------------------------------
                W. Andrew Krusen, Jr.

                          *                                        Director                July 7, 1998
-----------------------------------------------------
                Wilford C. Lyon, Jr.

                          *                                        Director                July 7, 1998
-----------------------------------------------------
                   David McIntosh

                      SIGNATURE                                      TITLE                    DATE
                      ---------                                      -----                    ----

                          *                                        Director                July 7, 1998
-----------------------------------------------------
                  John S. McMullen

By: /s/ CHARLES E. HUGHES, JR.
   --------------------------------------------------
             Charles E. Hughes, Jr., as
                  Attorney-in-Fact

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                            DESCRIPTION OF EXHIBIT
-------                           ----------------------
  23.2    --   Consent of Deloitte & Touche LLP